Form 20-F
period 2010-06-30
ALPHA & OMEGA SEMICONDUCTOR Ltd
filed 2010-09-02
CIK 1387467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-34717

Alpha and Omega Semiconductor Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal registered offices)

Mike F. Chang

Chief Executive Officer

c/o Alpha and Omega Semiconductor Incorporated

475 Oakmead Parkway

Sunnyvale, California 94085

Phone: (408) 830-9742

Facsimile: (408) 830-9749

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of Exchange on which registered
Common Shares, par value $0.002 per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,100,985 common shares, par value $0.002 per share, as of June 30, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes   ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☐  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).  Yes  ☐  No  ☒

CERTAIN DEFINED TERMS

All references in this annual report to “Alpha and Omega Semiconductor,” “AOS,” “we,” “us” or “our” are references to Alpha and Omega Semiconductor Limited, a Bermuda company, and its subsidiaries, unless indicated otherwise.

References in this annual report on Form 20-F to:

•	“APM” are to Agape Package Manufacturing Limited, an associated packaging and testing subcontractor in which we have an economic interest;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report, Hong Kong, Macau and Taiwan, except where noted;

•	“MOSFET” are to metal-oxide-semiconductor field-effect transistors, a semiconductor device used to switch and deliver power to electronic applications;

•	“Power discretes” are to semiconductor devices typically comprising only a few transistors or diodes that deliver power to electronic systems;

•	“RMB” are to Renminbi, the currency of the PRC;

•

“SRFET” are to Soft Recovery MOSFET, a family of power MOSFETs developed by us that features an integrated diode for the purpose of improving the efficiency and performance of power delivery functions;

•	“U.S.” are to the United States; and

•	“$” are to U.S. dollars.

References to “IFRS” mean international financial reporting standards, as issued by the International Accounting Standards Board, or IASB. Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with IFRS.

We use various trademarks and trade names in our business, including without limitation “Alpha & Omega Semiconductor,” “AOS,” “EZbuck, “EZbucks,” EZPower,” “EZboost,” “EZ-On,” “SRFET,” “Ultra-DPAK,” and “UltraSO-8.” This annual report also contains trademarks and trade names of other businesses that are the property of their respective holders.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “predict,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “may,” “should,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	our ability to integrate our expertise in developing power semiconductors;

•	our ability to maintain relationships with third-party foundries and subcontractors;

•	our ability to compete in our industry;

•	our ability to defend ourselves in intellectual property infringement lawsuits against us and protect our confidential information and intellectual property rights;

•	our ability to successfully identify and manage any potential acquisitions;

•	our investment in our in-house packaging and testing facility;

•	our ability to build and maintain relationships and achieve additional design wins with leading ODMs and OEMs;

•	our ability to retain senior management and key personnel and recruit qualified engineers and other skilled employees;

•	our ability to manage growth and identify and complete strategic transactions; and

•	economic and business conditions in China.

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many factors, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Item 3. Key Information –D.Risk Factors” and elsewhere in this annual report for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by U.S. federal securities laws.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes, all of which are included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS issued by IASB. The selected consolidated statements of income (loss) data for each of the three fiscal years ended June 30, 2010, 2009 and 2008 and the selected consolidated balance sheet data as of June 30, 2010 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of income (loss) data for the fiscal year ended June 30, 2007 and the selected consolidated balance sheet data as of June 30, 2008 have been derived from our audited consolidated financial statements that are not included in this annual report. The selected consolidated statements of income (loss) data for the fiscal year ended June 30, 2006 and the selected consolidated balance sheet data as of June 30, 2007 and 2006 have been derived from our unaudited consolidated financial statements that are not included in this annual report. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that management considers necessary for the fair statement of such data. Our historical results are not necessarily indicative of results that may be achieved in any future period.

	Year Ended June 30,
	2010	2009	2008	2007	2006
	(in thousands, except per share amounts)
Consolidated statements of income (loss) data
Revenue	$301,840	$185,076	$248,030	$198,178	$160,294
Cost of goods sold (1)	221,537	146,076	188,719	155,920	129,298

Gross profit	80,303	39,000	59,311	42,258	30,996
Operating expenses:
Research and development (1)	20,985	19,173	22,712	15,468	14,224
Selling, general and administrative (1)	26,178	20,569	35,636	16,417	14,012

Total operating expenses	47,163	39,742	58,348	31,885	28,236

Operating profit (loss)	33,140	(742)	963	10,373	2,760

Finance income	39	648	2,044	1,426	722
Finance costs-other finance costs	(188)	(587)	(129)	(390)	(131)
Finance costs-fair value loss through profit or loss	—	—	(30,889)	(42,500)	(124)

Finance income (loss), net	(149)	61	(28,974)	(41,464)	467
Share of profit (loss) of an associate	6,294	(35)	2,822	1,088	(163)

Profit (loss) before income tax	39,285	(716)	(25,189)	(30,003)	3,064
Income tax expense (benefit)	1,694	(174)	1,567	1,057	1,215

Net profit (loss)	$37,591	($542)	($26,756)	($31,060)	$1,849

Earnings (loss) per share
Basic	$3.55	($0.07)	($3.41)	($4.04)	$0.25

Diluted	$1.78	($0.07)	($3.41)	($4.04)	$0.11

Weighted-average number of shares used in computing earnings (loss) per share: (2)
Basic	10,594	7,914	7,837	7,686	7,399
Diluted	21,170	7,914	7,837	7,686	16,096

(1)	Share-based compensation expense included in the above line items was as follows:

	Year Ended June 30,
	2010	2009	2008	2007	2006
	(in thousands)
Cost of goods sold	$304	$267	$326	$144	$148
Research and development expenses	948	1,172	1,712	729	1,007
Selling, general and administrative expenses	2,192	2,102	2,885	1,272	1,174

(2)	See note 25 to our consolidated financial statements included in this annual report for an explanation of the method used to calculate basic and diluted earnings (loss) per share.

	June 30,
	2010	2009	2008	2007	2006
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$119,001	$60,416	$44,095	$55,973	$16,288
Working capital	114,097	50,234	49,356	56,876	15,691
Total assets	258,167	160,365	160,546	125,833	89,823
Total liabilities	68,771	65,566	68,322	177,991	50,982
Convertible preferred shares	—	50,191	50,191	—	20,450
Total equity (deficit)	189,396	94,799	92,224	(52,158)	38,841

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Our operating results may fluctuate from period to period due to many factors, which may make it difficult to predict our future performance.

Our periodic operating results may fluctuate as a result of a number of factors, many of which are beyond our control. These factors include, among others:

•	the emergence and growth of markets for products we are currently developing;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner and the rate at which our new products replace declining orders for our older products;

•	the anticipation, announcement or introduction of new or enhanced products by us or our competitors;

•	supply and demand dynamics and the resulting price pressure on the products we sell;

•

the unpredictable volume and timing of orders, deferrals, cancellations and reductions for our products, which may depend on factors such as our end customers’ sales outlook, purchasing patterns and inventory adjustments based on general economic conditions or other factors;

•	changes in the selling prices of our products and in the relative mix in the unit shipments of our products, which have different average selling prices and profit margins;

•	Changes in costs associated with manufacturing of our products, including pricing of wafer, raw materials and assembly services;

•	general economic conditions globally and in regions where we conduct our business;

•	our concentration of sales in consumer applications, which subjects us to risks associated with unpredictable changes in consumer purchasing patterns and confidence;

•	the adoption of new industry standards or changes in our regulatory environment;

•	the amount and timing of operating costs and capital expenditures, including expenses related to the maintenance and expansion of our business operations and infrastructure; and

•	changes in critical accounting policies applicable to us.

Any one or a combination of the above factors and other risk factors described in this section may cause our operating results to fluctuate from period to period, making it difficult to predict our future performance. Therefore, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

Our revenue may fluctuate significantly from period to period due to ordering patterns from our distributors and seasonality.

Demand for our products from our end customers fluctuates depending on their sales outlooks and market and economic conditions. Accordingly, our distributors place purchase orders with us based on their assessment of end customer demand and their forecasts. Because these forecasts may not be accurate, channel inventory held at our distributors may fluctuate significantly due to the difference between the forecasts and actual demand. As a result, distributors adjust their purchase orders placed with us in response to changing channel inventory levels, as well as their assessment of the latest market demand trends. A significant decrease in our distributors’ channel inventory in one period may lead to a significant rebuilding of channel inventory in subsequent periods, or vice versa, which may cause our quarterly revenue and operating results to fluctuate significantly.

In addition, because our power semiconductors are used in consumer electronics products, our revenue is subject to seasonality. Typically in the past, we have experienced sales peaks two to three months ahead of major holidays such as Christmas and the Lunar New Year. However, this seasonal pattern has been in the past, and may in the future be, partially offset or changed by revenue generated from new products, changes in distributor ordering patterns in response to channel inventory adjustments and other factors affecting end customer demand and sales operations. As a result, our revenue and operating results may fluctuate significantly from quarter to quarter.

If we are unable to introduce or develop new and enhanced products that meet our customers’ specifications in a timely manner, our operating results and competitive position would be harmed.

Our future success will depend on our ability to continue to introduce, develop and distribute new products and product enhancements that meet the specifications of our customers in a timely and cost-effective manner. Our customers are mainly original design manufacturers, or ODMs and original equipment manufacturers, or OEMs who are focused on reducing their number of vendors that they use. As a result, our ability to introduce new products rapidly and to maintain an extensive product portfolio is critical to developing and maintaining successful customer relationships. The development of our products is highly complex and our products must conform to the specifications or standards of our customers. We have, at times, experienced delays in completing the development and introduction of new products and product enhancements. Successful product development and customer acceptance of our products depend on a number of factors, including:

•	timely introduction and completion of new designs and timely qualification and certification of our products for use in our end customers’ products;

•	commercial acceptance and volume production of the products into which our products will be incorporated;

•	market trends towards integration of discrete components into one device;

•	adequate availability of foundry, packaging and testing capacity;

•	achievement of high manufacturing yields;

•	availability, quality, price, performance, power use and size of our products relative to those of our competitors;

•	our customer service, application support capabilities and responsiveness;

•	successful development and expansion of our relationships with existing and potential customers; and

•	changes in technology, industry standards, end customer requirements or end user preferences and our ability to anticipate those changes.

We cannot guarantee that products which we recently developed or may develop in the future will meet customers’ specifications on a timely basis or at all, and our failure to do so will adversely affect our business, results of operations, financial condition and prospects.

We may not win sufficient designs, or our design wins may not generate sufficient revenue for us to maintain or expand our business.

We invest significant resources to compete with other power semiconductor companies to obtain winning competitive bids for our products in selection processes, known as “design wins.” Our effort to obtain design wins may detract us from or delay completion of other important development projects, impair our relationships with existing end customers and negatively impact sales of products under development. In addition, we cannot assure you that these efforts would result in a design win, that our product would be incorporated into an end customer’s initial product design, or that any such design win would lead to production orders and generate sufficient revenue. Furthermore, even after we have qualified our products with a customer and made sales, subsequent changes to our products, manufacturing processes or suppliers may require a new qualification process, which may result in delay and excess inventory. If we cannot achieve sufficient design wins in the future, or if we fail to generate production orders following design wins, our ability to grow our business will be harmed.

Our success depends upon the ability of our OEM end customers to successfully sell products incorporating our products.

The consumer end markets in which our products are used are highly competitive. Our OEM end customers may not successfully sell their products for a variety of reasons, including:

•	general economic conditions;

•	late introduction or lack of market acceptance of their products;

•	lack of competitive pricing;

•	shortage of component supplies;

•	excess inventory in the sales channels into which our end customers sell their products;

•	changes in the supply chain; and

•	changes as a result of regulatory restrictions applicable to PRC-exported products.

Our success depends on the ability of our OEM end customers to sell products incorporating our products. In addition, we have expanded our business model to include more OEMs in our customer base. The failure of our OEM end customers to achieve or maintain commercial success for any reason could harm our business, results of operations, financial condition and prospects.

Defects and poor performance in our products could result in loss of customers, decreased revenue, unexpected expenses and loss of market share, and we may face warranty and product liability claims arising from defective products.

Our products are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected errors or defects, especially when first introduced or when new versions are released. Errors, defects or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. It can also be potentially dangerous as defective power components, or improper use of our products by customers, may lead to power overloads, which could result in explosion or fire. As our products become more complex, we face higher risk of undetected defects, because our testing protocols may not be able to fully test the products under all possible operating conditions. In the past, we have experienced defects in our products due to certain errors in the packaging process, and these products were returned to us and subsequently sold at a discount. Any actual or perceived errors, defects or poor performance in our products could result in the replacement or recall of our products, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts in order to address or remedy any defects and increases in customer service and support costs, all of which could have a material adverse effect on our business and operations.

Furthermore, defective, inefficient or poorly performing products, or improper use by customers of power components, may give rise to warranty and product liability claims against us that exceed any revenue or profit we receive from the affected products. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. There is no guarantee that our insurance policies will be available or adequate to protect against such claims. Costs or payments we may make in connection with warranty and product liability claims or product recalls may adversely affect our financial condition and results of operations.

If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment, excess product inventory, or difficulties in planning expenses, which will adversely affect our business and financial condition.

We manufacture our products according to our estimates of customer demand. This process requires us to make multiple forecasts and assumptions relating to the demand of our end customers and general market conditions. Because we sell most of our products to distributors, who in turn sell to our end customers, we have limited visibility as to end customer demand. Furthermore, we do not have long-term purchase commitments from our distributors or end customers, and our sales are generally made by purchase orders that may be cancelled, changed or deferred without notice to us or penalty. As a result, it is difficult to forecast future customer demand to plan our operations.

If we overestimate demand for our products, or if purchase orders are canceled or shipments delayed, we may have excess inventory that we cannot sell. Our provisions for write-downs of inventories were $1.4 million, $0.6 million and $2.6 million for the fiscal years ended June 30, 2010, 2009 and 2008, respectively. Our provisions for inventory write-downs are estimates and are subject to adjustment based on events that may not be known at the time the provisions are made, and such adjustments could be material. We expect to record inventory write downs in the future in the normal course of our business. Conversely, if we underestimate demand, we may not have sufficient inventory to meet end-customer demand, and we may lose market share and damage relationships with our distributors and end customers and we may have to forego potential revenue opportunities. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders in a timely manner or at all.

In addition, we plan our operating expenses, including research and development expenses, hiring needs and inventory investments, in part on our estimates of customer demand and future revenue. If customer demand or revenue for a particular period is lower than we expect, we may not be able to proportionately reduce our fixed operating expenses for that period, which would harm our operating results for that period.

We face intense competition and may not be able to compete effectively which could reduce our revenue and market share.

The power semiconductor industry is highly competitive and fragmented. If we do not compete successfully against current or potential competitors, our market share and revenue may decline. Our main competitors are primarily headquartered in the United States, Japan, Europe and Taiwan. Our major competitors for our power discretes include Advanced Power Electronics Corp., Diodes Incorporated, Fairchild Semiconductor International, Inc., Infineon Technologies AG, International Rectifier Corporation, Niko Semiconductor Co., Ltd., ON Semiconductor Corporation, Renesas Technology Corp., STMicroelectronics N.V., Toshiba Corporation and Vishay Intertechnology, Inc. Our major competitors for our power ICs include Anpec Electronics Corporation, Global Mixed-mode Technology Inc., Monolithic Power Systems, Inc., National Semiconductor Corporation, Richtek Technology Corp., Semtech Corporation, Texas Instruments Incorporated and Volterra Semiconductor Corporation. We expect to face competition in the future from our competitors, other manufacturers, designers of semiconductors and start-up semiconductor design companies. Many of our competitors have competitive advantages over us, including:

•

significantly greater financial, technical, research and development, sales and marketing and other resources, enabling them to invest substantially more resources than us to respond to the adoption of new or emerging technologies or changes in customer requirements;

•	greater brand recognition and longer operating histories;

•

larger customer bases and longer, more established relationships with distributors or existing or potential end customers, which may provide them with greater reliability and information regarding future trends and requirements that may not be available to us;

•	the ability to provide greater incentives to end customers through rebates, and marketing development funds or similar programs;

•	more product lines, enabling them to bundle their products to offer a broader product portfolio or to integrate power management functionality into other products that we do not sell; and

•	captive manufacturing facilities, providing them with guaranteed access to manufacturing facilities in times of global semiconductor shortages.

If we are unable to compete effectively for any of the foregoing or other reasons, our business, results of operations, financial condition and prospects will be harmed.

We depend on Shanghai Hua Hong NEC Electronic Company Limited, or HHNEC, and other outside semiconductor foundries to manufacture our products and implement our fabrication processes, and any failure to maintain sufficient foundry capacity and control the cost of production could significantly delay our ability to ship our products, damage our relationships with customers, reduce our sales and increase expenses.

We do not own or operate fabrication facilities and instead outsource fabrication of our products to independent foundries. Although we use several independent foundries, we primarily rely on HHNEC to manufacture the majority of our products. HHNEC manufactured 71.8%, 61.8% and 72.4% of the wafers used in our products for the fiscal years ended June 30, 2010, 2009 and 2008, respectively.

We place our purchase orders with foundries based on sales forecasts for our products. If any third-party foundry does not provide competitive pricing or is not able to meet our required capacity for any reason, or if our business relationship with HHNEC deteriorates, we may not be able to obtain the required capacity to manufacture our products timely or efficiently. In June 2010, HHNEC increased the price of its foundry services which could have a material adverse effect on our results of operations, and there can be no assurance that HHNEC will not impose further price increases in its current pricing structure in the future, or that we will be able to implement measures successfully to offset or mitigate the effect of the price increase. If we cannot maintain sufficient capacity or control pricing with our existing foundries, we would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. In addition, the process for qualifying a new foundry is time consuming, difficult and may not be successful, particularly if we cannot integrate our proprietary process technology with the process used by the new foundry. Using a foundry with which we have no established relationship could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation.

In addition, we rely on third-party foundries to effectively implement our proprietary technology and processes and also require their cooperation in developing new fabrication processes. Any failure to do so will severely impair our ability to introduce new products. In order to maintain our profit margins and to meet our customer demand, we need to achieve acceptable production yields and timely delivery of silicon wafers. As is common in the semiconductor industry, we have experienced, and may experience from time to time, difficulties achieving acceptable production yields and timely delivery from third-party foundry vendors. Minute impurities in a silicon wafer can cause a substantial number of wafers to be rejected or cause numerous dice on a wafer to be defective. Low yields often occur during the production of new products, the migration of processes to smaller geometries or the installation and start up of new process technologies.

We face a number of other significant risks associated with outsourcing fabrication, including:

•	limited control over delivery schedules, quality assurance and control and production costs;

•

discretion of foundries to reduce deliveries to us on short notice, allocate capacity to other customers that may be larger or have long-term customer or preferential arrangements with foundries that we use;

•	unavailability of, or potential delays in obtaining access to, key process technologies;

•	limited warranties on wafers or products supplied to us;

•	damage to equipment and facilities, power outages, equipment or materials shortages that could limit manufacturing yields and capacity at the foundries;

•	potential unauthorized disclosure or misappropriation of intellectual property, including use of our technology by the foundries to make products for our competitors;

•	financial difficulties and insolvency of foundries; and

•	acquisition of foundries by third parties.

Any of the foregoing risks could delay shipment of our products, result in higher expenses and reduced revenue, damage our relationships with customers and otherwise adversely affect our business and operating results.

Our investment in an in-house packaging and testing facility and our operation of that facility are subject to risks that could adversely affect our business and operating results.

We have established an in-house packaging and testing facility that currently handles approximately 28% of our packaging and testing requirements. The operation of a high-volume packaging and testing facility and implementation of our advanced packaging technology are complex and demand a high degree of precision and may require modification to improve yields and product performance. We have committed substantial resources to ensure that our packaging and testing facility operates efficiently and successfully, including the acquisition of equipment and raw materials, and training and management of a large number of technical personnel and employees. We have invested approximately $11.1 million from the net proceeds received by us from our initial public offering, or IPO in our in-house packaging and testing facility. We may not be able to achieve adequate returns on our investment in our in-house packaging and testing facility, and if we are unable to utilize our in-house facility at a desirable level of production, our gross margin and results of operations may be adversely affected. In addition, the operation of our packaging and testing facility is subject to a number of risks, including the following:

•	unavailability of equipment, whether new or previously owned, at acceptable terms and prices;

•	facility equipment failure, power outages or other disruptions;

•	shortage of raw materials, including packaging substrates, copper, gold and molding compound;

•	failure to maintain quality assurance and remedy defects and impurities;

•	changes in the packaging requirements of customers; and

•	our limited experience in operating a high-volume packaging and testing facility.

Any of the foregoing risks could adversely affect our capacity to package and test our products, which could delay shipment of our products, result in higher expenses, reduce revenue, damage our relationships with customers and otherwise adversely affect our business, results of operations, financial condition and prospects.

We depend partly on the packaging and testing services of APM, and loss of its services could significantly disrupt shipments of our products, harm our customer relationships and reduce our sales, and a reduction in APM’s profit could affect our results of operations.

In addition to our in-house packaging and testing facility, we rely partly on third-party service providers for our packaging and testing requirements. We typically procure services from our packaging and testing service providers on a per-order basis and do not have long-term agreements with our service providers that guarantee us access to capacity. During the fiscal year ended June 30, 2010, we relied on APM for approximately 66% of our total volume of packaging and testing requirements.

If we were to terminate our relationship with APM or were otherwise unable to use our in-house packaging and testing facility to meet our needs, we would need to seek alternative packaging and testing services, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new packaging and testing service providers. Because of the amount of time that it takes us to qualify third-party packaging and testing service providers, we could experience significant delays in product shipments if we are required to find alternative packaging and testing service providers on short notice or replace in a timely manner any loss of third-party capacity with our in-house packaging and testing facility. In addition, new service providers may require us to pay higher packaging and testing costs, which may have an adverse impact on our results of operations.

Our reliance on APM is subject to the same risks as those described above relating to the operation of our in-house packaging and testing facility, plus a number of additional risks, including:

•	potential disclosure or misappropriation of intellectual property, including the unauthorized use of our technology for packaging and testing of products for our competitors;

•	financial difficulties and insolvency of APM; and

•	acquisition of APM by third parties, where disputes over intellectual property ownership or licenses may arise.

In addition, as of June 30, 2010, we held a 40.3% equity stake and two of our executive officers collectively held a 2.8% equity stake in APM. Our investment in APM is accounted for under the equity method of accounting and, accordingly, our share of profit and loss from APM will affect our results of operations. Conflicts of interest could arise relating to the nature, quality and pricing of services provided by APM to us, the allocation of corporate opportunities and production volume. Since we are the principal customer of APM, if we do not allocate enough production volume to APM and if it fails to diversify its customer base, the financial performance of APM will be adversely affected, which could then in turn adversely affect our results of operations. In addition, APM is subject to the risk of increased income taxes and changes in existing tax rules in China. Any tax rate changes in China could result in adjustments to APM’s deferred tax assets, if applicable, which would affect APM’s effective tax rate and accordingly would affect our equity share of APM’s results of operations. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions—Relationship with APM.”

If we are unable to obtain raw materials in a timely manner or if the price of raw materials increases significantly, production time and product costs could increase, which may adversely affect our business.

Our fabrication and packaging processes depend on raw materials such as silicon wafers, gold, copper, mold compound, petroleum and plastic materials and various chemicals and gases. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. If the prices of these raw materials rise significantly, we may be unable to pass on the increased cost to our customers. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or at reasonable cost. In addition, from time to time, we may need to reject raw materials that do not meet our specifications, resulting in potential delays or declines in output. Furthermore, problems with our raw materials may give rise to compatibility or performance issues in our products, which could lead to an increase in customer returns or product warranty claims. Errors or defects may arise from raw materials supplied by third parties that are beyond our detection or control, which could lead to additional customer returns or product warranty claims that may adversely affect our business and results of operations.

Our operations may be delayed or interrupted and our business may be adversely affected as a result of our efforts to comply with environmental regulations applicable to our in-house packaging and testing facility.

Our in-house packaging and testing facility is subject to a variety of environmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials. See “Item 4. Information on the Company—B. Business Overview—Environmental matters.” Compliance with environmental regulations could require us to acquire expensive pollution control equipment or to incur other substantial expenses or investigate and remediate contamination at our current facility. Any failure, or any claim that we have failed, to comply with these regulations could cause delays in our production and capacity expansion and affect our public image, either of which could harm our business. In addition, any failure to comply with these regulations could subject us to substantial fines or other liabilities, result in the suspension of our operating permit, or require us to terminate or adversely modify our in-house packaging and testing operations.

Our reliance on distributors to sell substantially all of our products subjects us to a number of risks.

We sell substantially all of our products to distributors, who in turn sell to our end customers. Our distributors typically offer power semiconductor products from several different companies, including our direct competitors. The distributors assume collection risk and provide logistical services to end customers, including stocking our products. Two distributors, WPG Holdings Limited, or WPG, and Promate Co. Ltd., or Promate, collectively accounted for 74.1%, 76.1% and 77.4% of our revenue for the fiscal years ended June 30, 2010, 2009 and 2008, respectively. Our agreement with Frontek, a member of WPG Holdings Limited, was renewed in July 2010 with one year term and will be automatically renewed for additional one year unless earlier terminated pursuant to the provisions in the agreements.

Our agreement with Promate has five year term and is scheduled to expire in July 2015. We believe that our success will continue to depend upon these distributors. Our reliance on distributors subjects us to a number of risks, including:

•	write-downs in inventories associated with stock rotation rights and increases in provisions for price adjustments granted to certain distributors;

•	potential reduction or discontinuation of sales of our products by distributors;

•	failure to devote resources necessary to sell our products at the prices, in the volumes and within the time frames that we expect;

•	focusing their sales efforts on products of our competitors;

•

dependence upon the continued viability and financial resources of these distributors, some of which are small organizations with limited working capital and all of which depend on general economic conditions and conditions within the semiconductor industry;

•	dependence on the timeliness and accuracy of shipment forecasts and resale reports from our distributors;

•	management of relationships with distributors, which can deteriorate as a result of conflicts with efforts to sell directly to our end customers; and

•	termination of our agreements with distributors which are generally terminable by either party on short notice.

If any significant distributor becomes unable or unwilling to promote and sell our products, or if we are not able to renew our contracts with the distributors on acceptable terms, we may not be able to find a replacement distributor on reasonable terms or at all and our business could be harmed.

We may not be able to accurately estimate provisions at fiscal period end for price adjustment and stock rotation rights under our agreements with distributors, and our failure to do so may impact our operating results.

We sell a majority of our products to distributors under arrangements allowing price adjustments and returns under stock rotation programs, subject to certain limitations. As a result, we are required to estimate provisions for price adjustments and stock rotation for our products as inventory on hand at distributors at each fiscal period end. Our ability to reliably estimate these provisions enables us to recognize revenue upon delivery of goods to distributors instead of upon resale of goods by distributors to end customers.

We estimate the provision for price adjustment based on factors such as distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products. Our estimated liabilities for price adjustments, which we offset against trade receivables from distributors, were $8.5 million, $11.0 million and $8.8 million at June 30, 2010, 2009 and 2008, respectively.

Our provisions for stock rotation are estimated based on historical returns and individual distributor agreements, and stock rotation rights are contractually capped based on the terms of each individual distributor agreement. Our estimated liabilities for stock rotation at June 30, 2010 and 2009 and 2008 were $0.5 million, $1.1 million and $2.0 million, respectively.

Our estimates for these provisions may be inaccurate. If we subsequently determine that any provision based on our estimates is insufficient, we may be required to increase the size of our provisions in future periods, which would adversely affect our results of operations and financial condition.

We may not be able to achieve successful integration following an acquisition or strategic alliance, and we may be required to incur debt or assume contingent liabilities or dilute our shareholders in the pursuit of acquisitions or alliances.

We may in the future acquire, invest in, or enter into strategic alliances with businesses, products or technologies that we believe will grow our business and enhance our manufacturing capability. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and alignment of product offerings and manufacturing operations, coordination of selling and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. This process requires the dedication of management resources that may distract attention from day-to-day operations, and may disrupt key research and development, marketing or sales efforts, which may adversely affect our business, operating results, financial condition and prospects. In addition, we may issue equity securities to pay for future acquisitions or alliances, which could be dilutive to existing shareholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could impose restrictions on our business operations and harm our operating results.

We depend on the continuing efforts of our senior management team and other key personnel, and if we lose a member of our senior management or are unable to successfully retain, recruit and train key personnel, our ability to develop and market our products could be harmed.

Our success depends upon the continuing services of members of our senior management team and various engineering and other technical personnel, including Dr. Mike F. Chang, our founder, Chief Executive Officer and Chairman of the Board. In particular, our engineers and other technical personnel are critical to our future technological and product innovations. Our industry is characterized by high demand and intense competition for talent and the pool of qualified candidates is limited. We have entered into employment agreements with certain senior executives, but we do not have employment agreements with most of our employees. Many of these employees could leave our company with little or no prior notice and would be free to work for a competitor. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and other senior management may be required to divert attention from other aspects of our business. In addition, we do not have “key person” life insurance policies covering any member of our management team or other key personnel. The loss of any of these individuals or our inability to attract or retain qualified personnel, including engineers and others, could adversely affect our product introductions, overall business growth prospects, results of operations and financial condition.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

As a U.S.-listed public company, we will be subject to reporting obligations under the United States securities laws, including Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, which will require us to include a management report assessing the effectiveness of our internal control over financial reporting in our annual reports. Our independent registered public accounting firm must audit and report on the effectiveness of our internal control over financial reporting. These requirements relating to internal control will first apply to our annual report for the fiscal year ending June 30, 2011.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may decline to issue an opinion as to the effectiveness of our internal control over financial reporting, or may issue a report that is qualified or adverse. During the course of the initial evaluation of internal control over financial reporting, we or our independent registered public accounting firm may identify control deficiencies that we may not be able to remediate prior to the date of our first assessment of internal control over financial reporting. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements or prevent fraud, which in turn could harm our business and negatively impact the trading price of our shares.

Prior to our IPO which became effective on April 28, 2010, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting. This lack of adequate accounting resources contributed to audit adjustments to our financial statements in the past. In connection with the audit of our consolidated financial statements for the fiscal year ended June 30, 2009, our independent registered public accounting firm identified and communicated to us material weaknesses, including a material weakness related to our failure to maintain a sufficient number of personnel with an appropriate level of knowledge, experience and training in the application of IFRS necessary to satisfy our financial reporting requirements. This material weakness contributed to multiple audit adjustments and the restatement of our financial statements for the fiscal years ended June 30, 2008 and 2007, and also contributed to the following individual material weaknesses:

•

We did not maintain effective controls related to the accounting for our equity method investment in APM. Specifically, we did not perform effective reviews to ensure that the earnings and losses from the equity method investment were completely and accurately recorded;

•	We did not maintain effective controls related to the accounting for our equity instruments, including share-based compensation and preferred shares; and

•

We did not maintain effective controls related to our period-end closing process, including consideration of subsequent events and the associated impact of these events on relevant accounting periods. These subsequent events resulted in adjustments to our prepaid expenses and inventory reserve.

We have implemented controls designed to improve our internal control over financial reporting and remediate the material weaknesses described above. We have hired a senior accounting manager with experience in public and industry accounting, including SEC reporting. We have also hired an internal control manager and an outside consulting firm to help us comply with internal control requirements. In addition, we have added a stock administrator to handle share option transactions and maintain accurate share option records. We believe that these additional resources have enabled us to broaden the scope and quality of our internal review of underlying information related to our period-end closing process, and have further enhanced our financial review procedures and our analysis of financial information in a more consistent and thorough manner. In addition:

•	We have implemented quarterly procedures to review APM’s financial reporting to us and we have contracted a U.S.-based tax advisor to perform a review of APM’s tax provision;

•

We have installed and are currently utilizing commercially available software to account for our share-based compensation, and have implemented appropriate segregation procedures for the preparation and review of our share-based compensation accounting; and

•	We have implemented procedures and standardized the processes to review events subsequent to each financial reporting period that may affect our accounting estimates for such period.

Based on our evaluation of these enhanced procedures and increased staffing levels, our management believes that, as of June 30, 2010, we have remediated the material weaknesses in internal control over financial reporting as disclosed in our Registration statement on Form F-1.

However, due to the inherent limitation of control systems, we cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

Failure to protect our patents and our other proprietary information could harm our business and competitive position.

Our success depends, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright (including mask work protection), trademark and trade secret laws, as well as nondisclosure agreements, license agreements and other methods to protect our intellectual property rights, which may not be sufficient to protect our intellectual property. As of June 30, 2010, we owned 101 issued U.S. patents expiring between 2015 and 2028 and had 175 pending patent applications with the United States Patent and Trademark Office. In addition, we own additional patents and have filed patent applications in jurisdictions outside of the U.S.

Our patents and patent applications may not provide meaningful protection from our competitors, and there is no guarantee that patents will be issued from our patent applications. The status of any patent or patent application involves complex legal and factual determinations and the breadth of a claim is uncertain. In addition, our efforts to protect our intellectual property may not succeed due to difficulties and risks associated with:

•

policing any unauthorized use of or misappropriation of our intellectual property, which is often difficult and costly and could enable third parties to benefit from our technologies without paying us;

•

others independently developing similar proprietary information and techniques, gaining authorized or unauthorized access to our intellectual property rights, disclosing such technology or designing around our patents;

•

the possibility that any patent or registered trademark owned by us may not be enforceable or may be invalidated, circumvented or otherwise challenged in one or more countries and the rights granted thereunder may not provide competitive advantages to us;

•	uncertainty as to whether patents will be issued from any of our pending or future patent applications with the scope of the claims sought by us, if at all; and

•

intellectual property laws and confidentiality protections, which may not adequately protect our intellectual property rights, including, for example, in China where enforcement of PRC intellectual property-related laws has historically been ineffective, primarily because of difficulties in enforcement and low damage awards.

We also rely on customary contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures to protect our trade secrets. We cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts.

In addition, we have a number of third-party patent and intellectual property license agreements, one of which requires us to make ongoing royalty payments. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all.

Intellectual property disputes could result in lengthy and costly arbitration, litigation or licensing expenses or prevent us from selling our products.

As is typical in the semiconductor industry, we or our customers may receive claims of infringement from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of our technology, products and services or those of our end customers. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights which has resulted in protracted and expensive arbitration and litigation for many companies. Patent litigation has increased in recent years owing to increased assertions made by intellectual property licensing entities and increasing competition and overlap of product functionality in our markets.

Any litigation or arbitration regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. We have in the past and may from time to time in the future become involved in litigation that requires our management to commit significant resources and time. For example, in 2007, we commenced a patent litigation with Fairchild Semiconductor International, Inc., or Fairchild, in which we filed infringement claims against Fairchild, and Fairchild responded by filing infringement counterclaims against us. The litigation was vigorously prosecuted by both parties and diverted the efforts and attention of our management and technical personnel before it was settled in October 2008. The settlement included a cross-license agreement between the parties. In December 2006, we initiated an arbitration proceeding against Siliconix incorporated, or Siliconix, to recover certain quarterly royalty payments under our agreement with Siliconix, and Siliconix responded by filing a counterclaim against us for royalty payments under the agreement. The arbitration proceeding was settled in 2008. We incurred a total of $8.2 million of legal costs relating to these two intellectual property disputes. Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property arbitration or litigation involves significant risks. Any claim of intellectual property infringement against us may require us to:

•	pay substantial damages to the party claiming infringement;

•	refrain from further development or sale of our products;

•	attempt to develop non-infringing technology, which may be expensive and time consuming, if possible at all;

•	seek to enter into costly royalty or license agreements that might not be available on commercially reasonable terms or at all;

•	cross-license our technology with a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

•

indemnify our distributors, end customers, licensees and others from the costs of and damages of infringement claims by our distributors, end customers, licensees and others, which could result in substantial expenses for us and damage our business relationships with them.

Any intellectual property claim or litigation could harm our business, results of operations, financial condition and prospects.

Global or regional economic, political and social conditions could adversely affect our business and operating results.

External factors such as potential terrorist attacks, acts of war, financial crises, such as the global or regional economic recession, or geopolitical and social turmoil in those parts of the world that serve as markets for our products could significantly adversely affect our business and operating results in ways that cannot presently be predicted. The recent global economic downturn and financial crisis has negatively impacted our business, resulting in a decrease in our revenue in the fiscal year ended June 30, 2009 to $185.1 million from $248.0 million in the fiscal year ended June 30, 2008. It is uncertain how long the economic recession will continue and how much adverse impact it will have on the global economy in general and, in particular, on the economies in China, Taiwan and other countries where we market and sell our products. Uncertain economic conditions may cause our customers to reduce demand for our products, which would adversely affect our business, financial condition and results of operations. In addition, geopolitical strife such as the deterioration of political or economic relationships between Taiwan and China may affect our ability to operate our business in the region. These uncertainties could make it difficult for our customers and us to accurately plan future business activities. The occurrence of any of these events or circumstances could adversely affect our business and operating results.

Our business operations could be significantly harmed by natural disasters or global epidemics.

We have research and development facilities located in Taiwan and Sunnyvale, California which could suffer significant business disruption due to earthquakes. We are not currently covered by insurance against business disruption caused by earthquakes.

Our business could be adversely affected by epidemics or outbreaks such as avian flu or H1N1 flu, also known as swine flu. An outbreak of avian flu or H1N1 flu in the human population, or another similar health crisis, could adversely affect the economies and financial markets of many countries, particularly in Asia. Moreover, any related disruptions to transportation or the free movement of persons could hamper our operations and force us to close our offices temporarily.

The occurrence of any of the foregoing or other natural or man-made disasters could cause damage or disruption to us, our employees, operations, distribution channels, markets and customers, which could result in significant delays in deliveries or substantial shortages of our products and adversely affect our business results of operations, financial condition or prospects.

Our insurance may not cover all losses, including losses resulting from business disruption or product liability claims.

We have limited product liability, business disruption or other business insurance coverage for our operations. In addition, we do not have any business insurance coverage for our operations to cover losses that may be caused by litigation or natural disasters. Any occurrence of uncovered loss could harm our business, results of operations, financial condition and prospects.

Our international operations subject our company to risks not faced by companies without international operations.

We have adopted a transnational business model under which we maintain significant operations and facilities through our subsidiaries located in the U.S., China, Taiwan and Hong Kong. Our main research and development center is located in Silicon Valley, and our manufacturing and supply chain is located in China. We also have sales offices and customers throughout Asia, the U.S. and elsewhere in the world. The following are some of the risks inherent in doing business on an international level that may not be applicable to domestic companies:

•	economic and political instability;

•	transportation and communication delays;

•	coordination of operations through multiple jurisdictions and time zones;

•	fluctuations in currency exchange rates;

•	trade restrictions, changes in laws and regulations relating to, amongst other things, import and export tariffs, taxation, environmental regulations, land use rights and property; and

•	the laws of, including tax laws, and the policies of the U.S. toward, countries in which we operate.

We are subject to the risk of increased income taxes and changes in existing tax rules.

We conduct our business in multiple jurisdictions, including Hong Kong, Macau, the U.S., the PRC, Taiwan, Korea, Japan and Singapore. Any of these jurisdictions may assert that we have unpaid taxes. Our effective tax rates have fluctuated significantly in recent years. Our effective tax rate was 4.3%, 24.3% and (6.2%) for the fiscal years ended June 30, 2010, 2009 and 2008, respectively. Any tax rate changes in the tax jurisdictions in which we operate could result in adjustments to our deferred tax assets, if applicable, which would affect our effective tax rate and results of operations. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by tax authorities and to possible changes in law, which may have a retroactive effect. In particular, various proposals over the years have been made to change certain U.S. tax laws relating to foreign entities with U.S. connections. In addition, the U.S. government has proposed various other changes to the U.S. international tax system, certain of which could adversely impact foreign-based multinational corporate groups, and increased enforcement of U.S. international tax laws. It is possible that these or other changes in the U.S. tax laws could significantly increase our U.S. income tax liability in the future.

In addition, our subsidiaries provide products and services to, and may from time to time undertake certain significant transactions with, us and other subsidiaries in different jurisdictions. We have adopted transfer pricing arrangements for transactions among our subsidiaries. Related party transactions are generally subject to close review by tax authorities, including requirements that transactions be priced at arm’s length and be adequately documented. We have not been subject to any tax audit or challenge by any tax authorities with respect to any tax position taken during the past three fiscal years. If any of these tax authorities were successful in challenging our transfer pricing policies or other tax judgments, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges which may harm our business, financial condition and operating results.

The imposition of U.S. corporate income tax on our Bermuda parent and non-U.S. subsidiaries could adversely affect our results of operations.

We believe that our Bermuda parent and non-U.S. subsidiaries each operate in a manner that would not subject to U.S. corporate income tax because they are not engaged in a trade or business in the United States. Nevertheless, there is a risk that the U.S. Internal Revenue Service may successfully assert that our Bermuda parent and non-U.S. subsidiaries are engaged in a trade or business in the United States. If our Bermuda parent and non-U.S. subsidiaries were characterized as being so engaged, we would be subject to U.S. tax at regular corporate rates on our income that is effectively connected with U.S. trade or business, plus an additional 30% “branch profits” tax on the dividend equivalent amount, which is generally effectively connected income with certain adjustments, deemed withdrawn from the United States. Any such tax could materially and adversely affect our results of operations.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. holders.

Based on the composition of our income and assets, we do not expect to be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2010 taxable year. However, we must make a separate determination for each taxable year as to whether we are a PFIC after the close of each taxable year and we cannot assure you that we will not be a PFIC for our 2010 taxable year or any future taxable year. Under current law, a non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets, generally based on an average of the quarterly values of the assets during a taxable year, is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets, including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% by value of the subsidiary’s equity interests, from time to time. Because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably given that market prices of technology companies historically often have been volatile, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held common shares, certain adverse U.S. federal income tax consequences could apply for such U.S. holder. See “Item 7. Additional Information – E. Taxation—Material U.S. federal income tax considerations—Investment in passive foreign investment companies.”

Risks Related to Our Industry

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross margins.

As is typical in the semiconductor industry, the average selling price of a particular product has historically declined significantly over the life of the product. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to similarly reduce prices in the future for older generations of products. Reductions in our average selling prices to one customer could also impact our average selling prices to all customers. A decline in average selling prices would harm our gross margins for a particular product. If not offset by sales of other products with higher gross margins, our overall gross margins may be adversely affected. Our business, results of operations, financial condition and prospects will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs and developing new or enhanced products on a timely basis with higher selling prices or gross margins.

We may be adversely affected by the cyclicality of the semiconductor industry.

Our industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, uncertain product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant and sometimes prolonged, downturns, and often connected with or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may reduce our revenue and result in us having excess inventory. By contrast, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry and packaging and testing capacity, which could prevent us from benefiting from such an upturn or reduce our profit margins.

Changes in industry standards, technology, customer requirements and government regulation could limit our ability to sell our products.

The semiconductor industry is characterized by changing demand for new and advanced functions, long design and sales cycles, rapid product obsolescence and price erosion, intense competition, evolving industry standards and wide fluctuations in product supply and demand. Changes in industry standards, or the development of new industry standards, or, when applicable, government approval or disapproval of industry standards may make our products obsolete or negate the cost advantages we believe we have in our products. We may be required to invest significant effort and to incur significant expense to redesign our products in order to address relevant standards, technological developments, customer requirements or regulations but may not have the financial resources to respond to these changes effectively or in a timely manner. Any inability to meet these standards, regulations and requirements could harm our business, results of operations, financial condition and prospects.

Risks Related to Doing Business in China

China’s economic, political and social conditions, as well as government policies, could affect our business and growth.

Our financial results have been, and are expected to continue to be, affected by the economy in China. A slowdown of economic growth in China or other adverse developments could harm our business, results of operations, financial condition and prospects.

The PRC economy differs from the economies of most developed countries in many respects, including:

•	higher level of government involvement;

•	early stage of development of a market-oriented economy;

•	rapid growth rate;

•	higher level of control on foreign currency exchange; and

•	less efficient allocation of resources.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of corporate governance in business enterprises, the PRC government continues to retain significant control over the business and productive assets in China. Any changes in PRC government policy or the PRC’s political, economic and social conditions, or in relevant laws and regulations, may adversely affect our current or future business, results of operation or financial condition. These changes in government policy may be implemented through various means, including changes in laws and regulations, implementation of anti-inflationary measures, changes in the tax rate or taxation system and the imposition of additional restrictions on currency conversion and imports. Furthermore, given the PRC’s largely export-driven economy, any changes in the economies of the PRC’s principal trading partners and other export-oriented nations may adversely affect our business, results of operations, financial condition and prospects.

Our ability to successfully expand our business operations in China depends on a number of factors, including macroeconomic and other market conditions, and credit availability from lending institutions. From late 2003 to mid-2008, the PRC government implemented a number of measures that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the recent global and Chinese economic recession, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth will be effective in maintaining or sustaining the growth rate of the Chinese economy. If measures adopted by the PRC government fail to achieve further growth in the Chinese economy, it may adversely affect our growth, business strategies and operating results.

Changes in PRC laws, legal protections or government policies on foreign investment in the PRC may harm our business.

Our business and corporate transactions are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations frequently change, and their interpretation and enforcement involves uncertainties that could limit the legal protections available to us. Regulations and rules on foreign investments in China impose restrictions on the means that a foreign investor like us may apply to facilitate corporate transactions we may undertake. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, that may have a retroactive effect. As a result we may not be aware of our violation of these policies and rules until some time after the violation. If any of our past operations are deemed to be non-compliant with PRC law, we may be subject to penalties and our business and operations may be adversely affected. For instance, under the catalogue for the Guidance of Foreign Investment Industries, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment. As the catalogue for the Guidance of Foreign Investment Industries is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would render part or all of our business to fall within the restricted or prohibited categories. If we cannot obtain approval from relevant authorities to engage in businesses which become prohibited or restricted for foreign investors, we may be forced to sell or restructure a business which has become restricted or prohibited for foreign investment. Furthermore, the PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. If we are forced to adjust our corporate structure or business as a result of changes in government policy on foreign investment or changes in the interpretation and application of existing or new laws, our business, financial condition, results of operations and prospects may be harmed. Moreover, uncertainties in the Chinese legal system may impede our ability to enforce contracts with our business partners, customers and suppliers, or otherwise pursue claims in litigation to recover damages or loss of property, which could adversely affect our business and operations.

Limitations on our ability to transfer funds to our PRC subsidiaries could adversely affect our ability to expand our operations, make investments that could benefit our businesses and otherwise fund and conduct our business.

The transfer of funds from us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by the PRC governmental authorities, including the State Administration of Foreign Exchange, or SAFE, or the relevant examination and approval authority. Our subsidiaries may also experience difficulties in converting our capital contributions made in foreign currencies into RMB due to changes in the PRC’s foreign exchange control policies. Therefore, it may be difficult to change capital expenditure plans once the relevant funds have been remitted from us to our PRC subsidiaries. These limitations and the difficulties our PRC subsidiaries may experience on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market situations in a timely manner.

Controversies affecting China’s trade with the United States could harm our business.

While China has been granted permanent most favored nation trade status in the U.S. through its entry into the World Trade Organization, controversies between the United States and China may arise that threaten the trading relationship between the two countries. At various times during recent years, the United States and China have had disagreements over political and economic issues. In addition, disagreements between the United States and China with respect to their political, military or economic policies toward Taiwan may contribute to further controversies. These controversies and trade frictions could have a material adverse effect on our business by, among other things, making it more difficult for us to coordinate our operations between the United States and China or causing a reduction in the demand for our products by customers in the United States or China.

Relations between Taiwan and China could negatively affect our business, financial condition and operating results and, therefore, the market value of our common shares.

Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although significant economic and cultural relations have been established during recent years between Taiwan and China, relations have often been strained. A substantial number of our key customers and some of our essential sales and engineering personnel are located in Taiwan, and we have a large number of operational personnel and employees located in China. Therefore, factors affecting military, political or economic relationship between China and Taiwan could have an adverse effect on our business, financial condition and operating results.

Risks Related to Our Corporate Structure and Our Common Shares

Our share price may be volatile and you may be unable to sell your shares at or above the offering price, if at all.

Our common shares began trading on The NASDAQ Global Market in April 2010. An active public market for our shares on The NASDAQ Global Market may not be sustained. In particular, limited trading volumes and liquidity may limit the ability of shareholders to purchase or sell our common shares in the amounts and at the times they wish. In addition, the financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Since the commencement of trading of our common shares on The NASDAQ Global Market to the end of July 2010, our share price ranged from a low of $12.35 to high of $17.91. Volatility in the price of our shares may be caused by factors outside our control and may be unrelated or disproportionate to our operating results.

The market price for our common shares may be volatile and subject to wide fluctuations in response to factors, including:

•	actual or anticipated fluctuations in our quarterly operating results;

•	our failure to meet analysts’ expectations, including expectation regarding our revenue, gross margin and operating expenses;

•	changes in financial estimates and outlook by securities research analysts;

•	announcements regarding intellectual property litigation involving us or our competitors;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments; ;

•	conditions in the semiconductor industry;

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	additions or departures of key personnel;

•	release or expiration of lock-up or other transfer restrictions on our outstanding common shares;

•	general economic or political conditions in China; and

•	general market conditions and other factors.

In the past, securities class action litigation has often been brought against a company following periods of volatility in such company’s share price. This type of litigation could result in substantial costs and divert our management’s attention and resources. These market fluctuations may also materially and adversely affect the market price of our shares

Because we are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, we are exempt from certain rules and regulations applicable to United States domestic public companies, and we are not required to provide our investors with the same level of disclosure that domestic public companies are required to provide.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, or the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	for interim reporting, we are permitted to comply solely with requirements in Bermuda, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•

we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

As a result, shareholders may not have access to information they may deem important and we will not be under any obligation to provide such information.

If we lose our status as a foreign private issuer, we may incur additional legal, accounting or other expenses to transition our financial reporting system to U.S. GAAP, which differs in certain significant respect from IFRS, and to provide additional disclosures required of domestic public companies.

Currently we report our financial statements under IFRS. If we were to lose our status as a foreign private issuer, we will be required under current rules of the U.S. Securities and Exchange Commission, or the SEC, to report our financial statements under U.S. GAAP in our future SEC filings. The transition from IFRS to U.S. GAAP would require us to invest a substantial amount of resources and time, and we would be required to convert historical financial statements prepared under IFRS from prior fiscal years into U.S. GAAP financial statements included in our SEC filings. We expect that we would incur additional and significant legal, accounting and other expenses in connection with this transition, which may negatively impact our results of operations. Furthermore, there is no guarantee that we would be able to complete the timely transition to U.S. GAAP in order to meet our disclosure obligations under the Exchange Act, and failure to do so could result in delayed reporting, delisting and otherwise adversely affect our business and operating results.

In addition, there have been and there may in the future be certain significant differences between U.S. GAAP and IFRS, including differences related to revenue recognition, inventory provisions, share-based compensation expense, income tax, investment in an associate and the accounting for preferred shares and earnings per share. As a result, our financial information and reported earnings for future periods within a fiscal year or any interim period could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. Consequently, the transition to U.S. GAAP may have a material impact on our profit margin, and you may not be able to meaningfully compare our financial statements under U.S. GAAP with our historical financial statements under IFRS.

If we lose our status as a foreign private issuer, we will be required to provide significantly more information to our investors and will likely incur additional and significant legal, accounting and other expenses associated with compiling and reporting this information, which may adversely affect our results of operations.

Being a U.S.-listed public company will increase our administrative costs and divert management’s attention.

As a U.S.-listed public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC, has required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the SEC, The NASDAQ Stock Market has revised and may continue to update its requirements for listed companies. We expect these new rules and regulations, including those under Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, to increase our legal and financial compliance costs and to make some activities more time consuming and costly. We have and will continue to adopt additional internal controls and disclosure controls and procedures, hire additional accounting and finance personnel, and have to bear additional costs associated with preparing and distributing periodic public reports. These rules and regulations could increase our administrative costs and divert our management’s attention, which may adversely affect our business, financial condition or results of operations.

Substantial future sales or the perception of sales of our shares in the public market could cause the price of our shares to decline.

Future sales by us or our existing shareholders of substantial amounts of our shares in the public could adversely affect prevailing market prices for our shares. Only a limited number of our shares currently outstanding are available for sale immediately after our initial public offering due to contractual and legal restrictions on resale. Nevertheless, after expiration of this lockup period, future sales or the possibility of future sales of substantial amounts of our shares, including shares issued upon exercise of outstanding options, in the public markets in the United States, could negatively impact the market price of our shares and our ability to raise equity capital in the future.

We may need additional capital, and the sale of additional common shares or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Anti-takeover provisions in our bye-laws could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Certain provisions in our bye-laws may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:

•	the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval;

•	advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at shareholder meetings; and

•	the requirement to remove directors by a resolution passed by at least two-thirds of the votes cast by the shareholders having a right to attend and vote at the shareholder meeting.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

Insiders have substantial control over us, which could adversely affect the market price of our shares.

Our Chief Executive Officer, certain members of our management and directors and their respective affiliates, beneficially owned, in the aggregate, approximately 22% of our outstanding common shares as of June 30, 2010. As a result, these shareholders will be able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover or other business combination involving us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the trading price of our shares. Furthermore, the interests of these insiders could conflict with the interests of our other shareholders and, accordingly, any of them may take actions that favor their own interests and which may not be in the best interests of our other shareholders. These actions may be taken even if they are opposed by our other shareholders.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Alpha and Omega Semiconductor Limited was incorporated in Bermuda on September 27, 2000 as an exempted limited liability company. The address of our registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Our agent for service of process in the U.S. for the purpose of our securities filings is our chief executive officer, Mike F. Chang, c/o Alpha and Omega Semiconductor Incorporated, 475 Oakmead Parkway, Sunnyvale, CA 94085. Telephone number of our agent is (408) 830-9742.

We have incorporated various wholly-owned subsidiaries in different countries. Please refer to “—C. Organizational Structure” for a complete list of our subsidiaries and a description of their principal activities.

In July 2004, we invested in APM, a Cayman Islands company, which provides semiconductor packaging and testing services. The main operations of APM are located in Shanghai, China. As of June 30, 2010, we had a 40.3% economic interest in APM. For a more detailed discussion of our relationship with APM, see “Item 7. Major Shareholders and Related Party Transactions –B. Related Party Transactions – Relationship with APM.”

In August 2007, we established our in-house packaging and testing facility in Shanghai, China. The facility commenced volume production in May 2008. During the fiscal year ended June 30, 2008, we invested $21.4 million in property, plant and equipment, for our in-house packaging and testing facility. This facility currently handles approximately 28% of our packaging and testing requirements.

Our IPO became effective on April 28, 2010 and closed on May 4, 2010. Approximately 5.1 million common shares were sold in our IPO at the price of $18.00 per share, including 3.4 million shares newly issued by us and approximately 1.7 million shares sold by our selling shareholders. We received gross proceeds of $61.2 million in the IPO, and net proceeds of $53.4 million after deducting $4.3 million for underwriting discounts and commissions and approximately $3.5 million for other offering related costs.

Our capital expenditures were $23.5 million, $8.7 million and $24.4 million for the fiscal years ended June 30, 2010, 2009 and 2008, respectively. Our capital expenditures which consisted of property, plant and equipment, primarily have been attributable to the expansion of our in-house packaging and testing capacity. For a more detailed discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

B. Business Overview

Our company

We are a designer, developer and global supplier of a broad range of power semiconductors. Our portfolio of power semiconductors is extensive, with over 600 power discrete and power integrated circuit, or power IC, products, and has grown rapidly with the introduction of over 100 new products each year during the past three fiscal years. We seek to differentiate ourselves by integrating our expertise in device physics, process technology, design and advanced packaging to optimize product performance and cost. Our broad portfolio of products targets high-volume end-market applications, such as notebooks, netbooks, desktop PC’s, flat panel displays, mobile phone battery packs, set-top boxes, portable media players and power supplies.

We have assembled a team of scientists and engineers globally and have developed an extensive portfolio of intellectual property. Our intellectual property portfolio and technical knowledge encompass major aspects of power semiconductors, providing us with a platform to rapidly introduce innovative products to address the increasingly complex power requirements of advanced electronics.

Our transnational business model leverages global resources, including leading research and development expertise in the United States, cost-effective semiconductor manufacturing in Asia and localized sales and technical support in several fast-growing electronics hubs globally. Our core research and development team, based in Silicon Valley, is complemented by our design center in Taiwan and process, packaging and testing engineers in China. While we utilize third-party foundries for all of our wafer fabrication, we deploy and implement our proprietary MOSFET processes at these third-party foundries to maximize the performance and quality of our products. We rely upon our in-house capacity and an associated provider for most of our packaging and testing requirements. We believe our in-house packaging and testing capabilities provide us with a competitive advantage in proprietary packaging technology, product quality, cost, flexibility and cycle time.

Our industry

Semiconductors are electronic devices that perform a variety of functions, such as converting or controlling signals, processing data and delivering or managing power. With advances in semiconductor technology, the functionality and performance of semiconductors have generally increased over time, while size and cost have generally decreased. These advances have led to a proliferation of more complex semiconductors being used in a wide variety of consumer, computing, communications and industrial markets, a trend that has contributed to the growth of the semiconductor industry.

Analog semiconductors

The semiconductor industry is typically segmented into analog and digital. Analog semiconductors handle real world phenomena such as light, sound, motion, radio waves and electrical currents and voltages. In contrast, digital semiconductors, such as microprocessors, microcontrollers, memory and other logic devices, process binary signals represented by a sequence of ones and zeros.

As a result of these fundamental differences, the analog semiconductor industry is distinct from the digital semiconductor industry in terms of the complexity of design and the length of product cycle. Improper interactions between analog circuit elements can potentially render an electronic system inoperable. Experienced engineers and manual intervention in the design process are necessary because computer-aided design cannot fully model the behavior of analog circuitry. Therefore, experienced analog engineers with requisite knowledge are in great demand but short supply worldwide. In addition, analog semiconductors tend to have a longer life cycle, usually three to five years, because ODMs and OEMs typically design the analog portions of a system to span multiple generations of their products. Once designed into an application, the analog portion is rarely modified because even a slight change to the analog portion can cause unexpected interactions with other components, resulting in system instability.

Power semiconductors

Power semiconductors are a subset of the analog semiconductor sector with their own set of characteristics unique to power architecture and function. Power semiconductors transfer, manage and switch electricity to deliver the appropriate amount of voltage or current to a broad range of electronic systems and also protect electronic systems from damage resulting from excessive or inadvertent electrical charges.

Power semiconductors can be either discrete devices, which typically comprise only a few transistors or diodes, or ICs, which incorporate a greater number of transistors. The function of power discretes is power delivery by switching, transferring or converting electricity. Power transistors comprise the largest segment of the power discrete market. Power ICs, sometimes referred to as power management ICs, perform power delivery and power management functions, such as controlling and regulating voltage and current and driving power discretes.

The rapid growth of the power semiconductor market in recent years has been driven by the proliferation of computer and consumer electronics, such as desktop computers, notebooks, netbooks, smartphones, flat panel displays and portable media players that require sophisticated power management to improve power efficiency and extend battery life. The evolution of these products is characterized by increased functionality, thinner or smaller form factors and decreasing prices. For example, some of the recently introduced notebook computers are as thin as 0.4 inch, while at the same time incorporating increased functionality to include multiple processors, media cards, wireless LAN, DVD, enhanced backlighting and increased memory capabilities.

Today, integrated consumer electronic devices require multiple and separate voltages to power all of these functions properly. These complex power requirements generate heat and reduce battery life. At the same time, consumers demand smaller and thinner devices, making it more challenging to develop efficient power schemes as smaller components have less surface area to conduct and dissipate heat. More processing functions also reduce battery life, which increases the need for the greater efficiency of electronic components. In addition, since the power of a system manages electrical charge, inefficient or poorly performing power components can be potentially dangerous as they may lead to an overload which could result in an explosion or fire. As a result, the task of developing small footprint power components that deliver high efficiency and effective heat dissipation becomes very complex, requiring greater technical skills and resources.

The evolution toward smaller form factors and complex power requirements has driven further integration in power semiconductors, resulting in power ICs that incorporate the functionalities of both power management and power delivery functions in a single device. Power ICs can be implemented by incorporating all necessary power functions either on one piece of silicon or multiple silicon chips encapsulated into a single device. Generally, ODMs and OEMs are indifferent as to how the internal circuitry of a device is implemented, as long as the power IC performs to specification and accommodates the desired form factor.

In addition to the shrinking size of power semiconductors, external components, such as inductors and capacitors, must also be reduced in size and quantity. To do this, the operating frequency of the power IC must increase significantly. This increase can only be effectively achieved with MOSFETs that are specifically tailored to the power management IC functions in order to optimize the performance of the device.

Power semiconductor suppliers manufacture their products typically using one of three approaches which tend to fall across a spectrum balancing low-costs with proprietary technology advantages:

•

Integrated design manufacturers, or IDMs, own and operate the equipment used in the manufacturing process and design and manufacture products at their in-house facilities. As a result, IDMs exercise full control over the implementation of process technologies and have maximum flexibility in setting priorities for their production and delivery schedules. Because manufacturing equipment and facilities costs tend to be fixed in nature, these companies can potentially enjoy a lower cost structure when their factories are fully utilized. On the other hand, this approach tends to be inflexible, which may limit their ability to adopt technology innovations and adjust their cost structure efficiently in response to market shifts.

•

Technology-focused fabless semiconductor companies design their own products and develop proprietary process technologies. These companies manufacture their products at third-party wafer foundries and packaging facilities by deploying and implementing their proprietary technologies on the equipment of their manufacturing partners.

They seek to reduce fixed costs and allocate more resources to product design and development of process and packaging technologies. This model can facilitate more effective adoption of technology innovations and changes in cost structures in response to market shifts. However, these companies typically do not have full control over their production and delivery schedules of their products, and their manufacturing partners may change their pricing structure at any time.

•

Completely-outsourced fabless semiconductor companies rely entirely on off-the-shelf technologies and processes provided by their manufacturing partners. Their only differentiating factor is their product design. These companies seek to reduce or eliminate fixed costs by outsourcing both product manufacturing and development of process technologies to third parties, and by focusing on product design only. They may enjoy time-to-market advantages for new product introductions. However, they generally have minimal control over the manufacturing process and their production and delivery schedules, and their manufacturing partners may change their pricing structures at any time.

Our strategies

Our current business model is more akin to a technology-focused fabless semiconductor company. As we continue to grow our business, we may increase our capital expenditures in manufacturing capacity in order to optimize manufacturing cost and to provide better services to our customers. Our objective is to extend our position as a leading designer, developer and global supplier of a broad range of analog semiconductors, specializing in power semiconductors. To accomplish this, we intend to:

Leverage our power semiconductor expertise to drive new technology platforms

We believe that the ever-increasing demand for power efficiency in power semiconductors requires expertise in and a deep understanding of the interrelationship among device physics, process technologies, design and innovative packaging. We also believe that engineers with experience and understanding of these multiple disciplines are in great demand but short supply. Within this context, we believe that we are well positioned to be a leader in providing total power management solutions due to our extensive pool of experienced scientists and engineers and our strong IP portfolio of over 200 patents and patents applications covering MOSFET and power IC design, process technology and advanced packaging. Accordingly, we intend to leverage our integrated expertise to increase the number of power discrete technology platforms and power IC designs to expand our product offerings and deliver complete power solutions for our targeted applications.

Apply our technology platforms to introduce new products and expand our addressable market

We plan to further expand the breadth of our product portfolio to increase our total bill-of-materials within an electronic system and to address the power requirements of additional electronic systems. Our product portfolio currently consists of over 600 products and we have introduced over 100 new products each year for the past three fiscal years. We intend to leverage the depth and breadth of our power expertise to further increase our product lines, including higher performance power ICs and high voltage MOSFETs, in order to expand our addressable market and margin profile. We also believe that our expanding product offerings will allow us to penetrate new end-market applications and will provide us with an important competitive advantage, as OEMs and ODMs generally prefer to limit their supplier base to a smaller set of vendors capable of providing a comprehensive menu of products across multiple electronic platforms.

Increase direct relationships and product penetration with OEM and ODM customers

We have developed direct relationships with key OEMs who are responsible for branding, designing and marketing a broad array of electronic products, as well as ODMs who have traditionally been responsible for manufacturing these products. While OEMs typically focus their design efforts on their flagship products, as the industry has evolved, ODMs are increasingly responsible for designing portions, or entire systems, of the products they manufacture for the OEMs. In addition, several ODMs are beginning to design, manufacture and brand their own proprietary products which they sell directly to consumers. We intend to strengthen our existing relationships and form new ones with both OEMs and ODMs by aligning our product development efforts with their product requirements, increasing the number of our products used within their system, and leveraging our relationships to penetrate their other products.

Leverage transnational business model for cost-effective growth

We intend to continue our transnational business model to leverage global resources and regional strengths. We intend to continue to deploy marketing, sales and technical support teams in close physical and cultural proximity to our end customers. We plan to further expand our technical marketing and application support teams along with our sales team to better understand and address the needs of our end customers and their end-market applications. This will assist us in identifying and defining new technology trends and products and to help us gain additional design wins.

Our products

To serve the large and diverse analog market for power semiconductors, we have created a broad product portfolio consisting of two major categories: power discretes and power ICs. We currently derive a substantial majority of our revenue from power discretes, which consist primarily of proprietary and standard power MOSFETs. The primary function of power MOSFETs is to deliver power, such as switching, transferring or converting electricity. We also offer power ICs which, in addition to delivering power, control and regulate the sequence and rate of power management variables, such as the flow of current and level of voltage.

The following table lists our product families and the principal end uses of our products:

Product Family	Description	Product Categories within Product Type	Typical Application
Power discretes	• Low on-resistance switch used for routing current and switching voltages in power control circuits	• DC-DC conversion • DC-AC conversion • AC-DC conversion • Load switching • Motor control • Battery protection	Notebooks, netbooks, desktop PC’s, servers, flat panel displays, TVs, graphics cards, game boxes, chargers, battery packs, AC adapters, power supplies, E-bikes

Power ICs	• Integrated devices used for power management and power delivery	• DC-DC Buck conversion • DC-DC Boost conversion • Smart load switching	Flat panel displays, TVs, All in one PC, servers, DVD/Blu-Ray players, set-top boxes, networking equipment

	• Analog power devices used for circuit protection and signal switching	• Transient voltage protection • Analog switch • Electromagnetic interference filter	Notebooks, netbooks, flat panel displays, TVs, cell phones, portable electronic devices

Power discrete products

Power discretes are used across a wide voltage and current spectrum, requiring them to operate efficiently and reliably under harsh conditions. Due to this wide applicability across diverse end-market applications, we market general purpose MOSFETs that are used in multiple applications as well as MOSFETs targeted for specific applications.

Our current power discrete product line includes industry standard trench MOSFETs, electrostatic discharge, protected MOSFETs and SRFETs. Compared to standard MOSFETs, SRFETs generally provide less power loss and reduced switching noise in DC-DC applications, allowing for greater efficiency, less heat, longer battery life and reduced electromagnetic interference. Our MOSFET product line is built on top of successive generations of MOSFET process technology platforms. Typically, each successive generation of MOSFET products is characterized by the following features:

•	improved on-resistance per area of die, allowing for better power efficiency;

•	lower device capacitances reducing power losses during switching operating conditions;

•	smaller footprints suitable for compact and mobile applications; and

•	smaller die sizes, which increase the number of available die per wafer and thereby reduce the overall cost.

In addition, our recent MOSFET product introductions are designed to be fully compatible with copper wire packaging technology, eliminating the necessity of gold wire for packaging and thereby further reducing production costs.

Power IC products

In addition to the traditional monolithic or single chip, design, we employ a multi-chip approach for our power ICs. This multi-chip technique leverages our proprietary MOSFET and advanced packaging technologies to offer integrated solutions to our customers. This allows us to update a product by interchanging only the MOSFETs without changing the power management IC, thereby reducing the time required for new product introduction. We believe that our power IC products improve our competitive position by enabling us to provide higher power density solutions to our end customers than our competitors.

The incorporation of both power delivery and power management functions tends to make power ICs more application specific because these two functions have to be properly matched to a particular end product. We have local technical marketing and applications engineers who closely collaborate with our end customers to help ensure that power IC specifications are properly defined at the beginning of the design stage.

Distributors and customers

We have developed direct relationships with key OEMs, most of which we serve through our distributors and ODMs, and they includeDell Inc., Hewlett-Packard Company, LG Electronics, Inc. and Samsung Group. In addition, based on our historical design win activities and records from ODMs, we believe that our power semiconductors are also incorporated into products sold to OEMs, including ASUSTeK Computers Inc.

Through our distributors, we provide products to ODMs who traditionally are contract manufacturers for OEMs. As the industry has evolved, ODMs are increasingly responsible for designing portions, or entire systems, of the products they manufacture for the OEMs. In addition, several ODMs are beginning to design, manufacture and brand their own proprietary products, which they sell directly to consumers. Our ODM customers included Compal Electronics, Inc., Foxconn, Quanta Computer Incorporated, AOC International and Wistron Corporation.

In order to take advantage of the expertise of end-customer fulfillment logistics and shorter payment cycles, we sell most of our products to distributors. Under the agreements with our distributors, they have limited rights to return unsold merchandise, subject to time and volume limitations. As of June 30, 2010, the two largest distributors of our products are WPG Holdings Limited and Promate. Sales to these distributors collectively accounted for approximately 74.1% of our revenue for the fiscal year ended June 30, 2010.

Sales and marketing

Our marketing department is responsible for identifying high growth markets and applications where we believe our technology can be effectively deployed. We believe that the technical background of most members of our marketing team, including technical marketing engineers, helps us better define new products and identify potential end customers and geographic and product market opportunities. For example, we have deployed field application engineers, or FAEs, who provide real-time and on-the-ground responses to our end customer needs, work with our end customers to understand their requirements, resolve technical problems, strive to anticipate future customer needs and facilitate the design-in of our products into the end products of our customers. We believe this strategy increases our share of revenue opportunities within the applications we currently serve, as well as in new end-market applications.

Our sales team consisted of sales persons, FAE’s, customer service representatives and customer quality engineers who are responsible for key accounts. We strategically position our team near our end customers through our offices in Taipei, Hong Kong, Shenzhen, Shanghai, Singapore, Tokyo, Seoul, Sunnyvale, California and Austin, Texas, complemented by our field applications centers in Sunnyvale and Shanghai. In addition, our distributors assist us in our sales and marketing efforts by identifying potential customers, sourcing additional demand and promoting our products, in which case we may pay a sales commission to these distributors.

A typical sales cycle takes six to nine months and is comprised of the following steps:

•	identification of a customer design opportunity;

•	qualification of the design opportunity by our FAEs through comparison of the power requirements against our product portfolio;

•	provision of a part sample to the end customer to be included in their pre-production model with the goal of it being included in the final bill of materials; and

•	placement by a customer of a full production order as the end customer increases to full volume production.

As we provide power semiconductors used in consumer electronics products, our business is subject to seasonality. In the past, we have experienced sales peaks two to three months ahead of major holidays such as Christmas and the Lunar New Year. However, this seasonal factor has been in the past, and may in the future be, partially offset by revenue generated from new products, channel inventory adjustments based on distributor ordering patterns and other factors affecting end customer demand and sales operations.

Research and development

Because we view technology as a competitive advantage, we invest heavily in research and development to address the technology intensive needs of our end customers. Our research and development expenditures primarily consist of staff compensation, prototypes, engineering materials, simulation and design tools and test and analyzer equipment.

We have research and development employees in our Silicon Valley facility, our Taiwan design center as well as our supporting centers in Shanghai and Hong Kong. We believe that this research and development talent enables us to develop leading edge technology platforms and new products. Our areas of research and development focus include:

•

Packaging technologies. Consumer demand for smaller and more compact electronic devices with higher power density is driving the need for advanced packaging technology. Our group of dedicated packaging engineers focuses on smaller form factor, higher power output with efficient heat dissipation and cost-effectiveness. We have invested significant resources to develop and enhance our proprietary packaging technologies, including the recent establishment of our in-house packaging and testing facility. We focus on packaging and bonding materials as well as bonding and manufacturing techniques. For example, our copper wire packaging technology eliminates the need for gold wire bonding, which reduces the cost of production and improves operating efficiency. We have developed co-packaging technology in which multiple chips are incorporated into a single device allowing design flexibility. We believe that our efforts to develop innovative packaging technologies will continue to provide new and cost-effective solutions with higher power density to our customers;

•

Process technology and device physics. We focus on specialized process technology in the manufacturing of our products, including vertical and lateral DMOS, Shielded Gate Trench, Schottky Diode and BCDMOS processes. Our process engineers work closely with our design team to deploy and implement our proprietary manufacturing processes at the third-party foundries that fabricate our wafers. To improve our process technology, we continue to develop and enhance our expertise in device physics in order to better understand the physical characteristics of materials and the interactions among these materials during the manufacturing process; and

•

New products. We also invest significantly in new product introductions in addition to our technology platform development. Because power management affects all electronic systems, we believe that developing a wide portfolio of products enables us to target new applications in addition to expanding our share of power management needs served within existing applications.

As a technology company, we plan to continue our significant investment in research and development. In the future, we plan to release new technology platforms and new products that allow for better product performance, more efficient packages and higher levels of integration.

Operations

The manufacture of our products is divided into two major steps: wafer fabrication and packaging and testing. In order to allocate more resources to research and development and to avoid capital intensive investments in manufacturing, we outsource the fabrication of all of our semiconductor wafers. Our in-house packaging and testing facility handles a portion of our packaging needs. We also outsource a portion of our packaging and testing requirements to an associate, APM, and to other contract manufacturers.

Wafer fabrication

While we utilize third-party contractors for foundry services, our products are manufactured using our proprietary process technology deployed and implemented by us at these foundries. In contrast to some fabless semiconductor companies which utilize standard or “off-the-shelf” process technologies provided by their foundry partners, we have developed our own proprietary process technology and collaborate with our third-party foundries to implement these technologies on their equipment for use solely in the manufacturing of our products. This collaborative arrangement with third-party foundries allows us to maintain the quality of our products and control over our proprietary technology.

Our main foundry, HHNEC, is located in Shanghai. HHNEC has been manufacturing wafers for us since 2002. HHNEC manufactured 71.8% of the wafers used in our products for the fiscal year ended June 30, 2010. We believe that our volume of production allows us to secure favorable pricing and priority in allocation of capacity as compared to fabless semiconductor designers with smaller volumes of production. However, wafer fabrication capacity may fluctuate significantly due to market demands and specific business plans of the foundry. If foundry capacity is constrained, wafer price will increase and the lead time may prolong. The foundries we use typically require four weeks or more to manufacture our wafers and have set levels of capacity and inventories of raw materials. We believe that we generally have reasonably good working relationships with the foundries.

Packaging and testing

Completed wafers from the foundries are sent to our in-house packaging and testing facility or to our subcontractors, where the wafers are cut into individual die, soldered to lead frames, wired to terminals and then encapsulated in protective packaging. After packaging, all devices are tested in accordance with our specifications and substandard or defective devices are rejected. We have established quality assurance procedures that are intended to control quality throughout the manufacturing process, including qualifying new parts for production at each packaging facility, conducting root cause analyses, testing for lots with process defects and implementing containment and preventive actions. The final tested products are then shipped to our distributors or customers.

Nissi is our in-house packaging and testing facility in Shanghai. Our facility has the capacity to package and test over 100 million parts per month and has available floor space for further expansion. We believe our ability to package and test our products internally represents a strategic advantage as it protects our proprietary packaging technology, increases the rate of new package introductions, reduces operating expenses and ultimately improves our profit margins.

We also employ subcontractors that specialize in the packaging and testing processes. Our largest subcontractor is APM, in which we have a 40.3% equity stake. We have a technology license agreement with APM, under which we granted APM a non-exclusive license to use certain of our proprietary packaging technology. Pursuant to the agreement, APM agreed to provide us with priority in the utilization of its packaging capacity and charge us the lowest price it charges to other customers. Under this agreement, APM may use, on their equipment, certain proprietary technology granted by us under the license agreement for its customers in general. APM may only use certain other new proprietary technology granted under the license agreement to provide packaging services solely to us for a period of two years, which may be extended for an additional year if we meet certain requirements relating to our utilization rate of APM’s capacity. Following expiration of this exclusivity period, APM may use this technology for other customers if certain conditions are met, including charging us a price 10% lower than the lowest price it offers to other customers.

Quality assurance

Our quality assurance policy aims to consistently provide our end customers with products that are reliable, durable and free of defects in order to meet or exceed the expectations of excellence and high performance from our end customers. We strive to do so through continuous improvement in our product design and close collaboration with our manufacturing partners to maintain the quality of our products. We received an ISO9001:2000 certification in February 2004 in recognition of our quality assurance standards. ISO9001:2000 is a set of criteria and procedures established by International Organization of Standardization for developing a fundamental quality management system and focusing on continuous improvement, defect prevention and the reduction of variation and waste. In July 2005, we began to offer lead-free products in order to comply with Restrictions on the use of Hazardous Substances, or RoHS.

We maintain a supplier management and process engineering team in Shanghai that works with our third-party foundries and packaging and testing subcontractors to monitor the quality of our products, which is designed to ensure that manufacturing of our products, is in strict compliance with our process control, monitoring procedures and product requirements. We also conduct monthly reviews and annual audits to ensure supplier performance. For example, we examine the results of statistical process control systems, implement preventive maintenance, verify the status of quality improvement projects and review delivery time metrics. In addition, we rate and rank each of our suppliers every quarter based on factors such as their quality and performance.

Competition

The power semiconductor industry is characterized by fragmentation with many competitors. We compete with different power semiconductor suppliers, depending on the type of product lines and geographical area. Our key competitors in power discretes and power ICs are primarily headquartered in the United States, Japan, Europe and Taiwan. Our major competitors in power discretes include Advanced Power Electronics Corp., Diodes Incorporated, Fairchild Semiconductor International, Inc., Infineon Technologies AG, International Rectifier Corporation, Niko Semiconductor Co., Ltd., ON Semiconductors Corp., Renesas Technology Corp., STMicroelectronics N.V., Toshiba Corporation and Vishay Intertechnology, Inc. Our major competitors for our power ICs include Anpec Electronics Corporation, Global Mixed-mode Technology Inc., Monolithic Power Systems, Inc., National Semiconductor Corporation, Richtek Technology Corp., Semtech Corporation, Texas Instruments Incorporated and Volterra Semiconductor Corporation.

Our ability to compete depends on a number of factors, including:

•	our success in identifying new and emerging markets, applications and technologies, and developing power management solutions for these markets;

•	the performance and cost-effectiveness of our products relative to that of our competitors;

•	our ability to manufacture, package and deliver products in large volume on a timely basis at a competitive price;

•	our success in utilizing new and proprietary technologies to offer products and features previously not available in the marketplace;

•	our ability to recruit and retain analog semiconductor designers and application engineers; and

•	our ability to protect our intellectual property.

Some of our competitors have longer operating histories, more brand recognition, and significantly greater financial, technical, research and development, sales and marketing and other resources. In addition, many of our larger competitors have captive manufacturing production facilities. However, we believe that we can compete effectively through our integrated and innovative technology platform and design capabilities, including our multi-chip approach to power IC products, strategic transnational business model, expanding portfolio of products, diversified and broad customer base, and excellent on-the-ground support and quick time to market for our products.

Intellectual property rights

Intellectual property is an important component of our business strategy, and we intend to continue to invest in the growth, maintenance and protection of our intellectual property portfolio. We own significant intellectual property in many aspects of our technology, including device physics and structure, wafer processes, circuit designs, packaging, modules and subassemblies. We have also entered into intellectual property licensing agreements with other companies, including Fairchild Semiconductor International, Inc., Giant Semiconductor Corporation and Matsushita Electronic Industrial Co. Ltd.

As of June 30, 2010, we had 101 patents issued in the United States, of which 39 were acquired, two were licensed and 60 were based on our research and development efforts, and these patents are set to expire between 2015 and 2028. As of June 30, 2010, we had 175 patent applications pending in the United States Patent and Trademark Office. We have also filed patent applications in foreign jurisdictions as appropriate.

In addition to patent protection, we also rely on a combination of trademark, copyright (including mask work protection), trade secret laws, contractual provisions and similar laws in other jurisdictions. We also enter into confidentiality and invention assignment agreements with our employees, consultants, suppliers, distributors and customers and seek to control access to, and distribution of, our proprietary information.

Environmental matters

The semiconductor production process, including the packaging process, generates gaseous chemical wastes, liquid wastes, waste water and other industrial wastes. We have installed various types of pollution control equipment for the treatment of gaseous chemical waste and liquid waste and equipment for the recycling of treated water in our packaging and testing facility at Nissi. Waste generated at Nissi, including acid waste, alkaline waste, flammable waste, toxic waste, oxide waste and self-igniting waste, is collected and sorted for proper disposal. Our operations at Nissi are subject to regulation and periodic monitoring by China’s State Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Shanghai Municipal Government, which may in some cases establish stricter standards than those imposed by the State Environmental Protection Bureau. We believe that we have been in material compliance with applicable environmental regulations and standards.

We have received all the applicable environmental assessment reports and approvals with respect to the construction of our manufacturing facilities at Nissi. In addition, Nissi has implemented an ISO14001 environmental management system since June 12, 2009. We also require our subcontractors, including foundries and assembly houses, to meet ISO14001 standards. We believe that we have adopted pollution control measures for the effective maintenance of environmental protection standards consistent with the requirements applicable to the semiconductor industry in China.

Our products sold in Europe are subject to RoHS in Electrical and Electronic Equipment, which requires that the products do not contain more than agreed levels of lead, cadmium, mercury, hexavalent chromium, polybrominated biphenyl and polybrominated diphenyl ether flame retardants. Nissi also obtained QC080000 certification, which is an IECQ Certificate of Conformity Hazardous Substance Process Management for European Directive 2002/95/EC requirements on December 19, 2008 and a Certificate of Green Partner for Sony Green Partner Program on August 1, 2009. We avoid using these restricted materials to the extent possible when we design our products.

Legal proceedings

We are currently not a party to any material legal proceedings. We have in the past, and may from time to time in the future, become involved in legal proceedings arising from the normal course of business activities. The semiconductor industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. Irrespective of the validity of such claims, we could incur significant costs in the defense thereof or could suffer adverse effects on our operations.

Regulations

Health and safety regulations

We provide benefits to our employees, including medical insurance, workers’ compensation insurance life insurance, accidental death and dismemberment insurance, long-term disability insurance and 401K plans. We believe we have paid all necessary social insurance, including work injury insurance required under the applicable laws and regulations in the jurisdictions in which we operate, for the benefit of our employees. We believe we have complied with all laws and regulations with respect to health and safety. We have notified our employees of the availability of workers’ compensation insurance and made handbooks and human resources personnel available to answer any questions about the workers compensation program. We place and update postings in the workplace explaining workers’ compensation insurance coverage and discussing workplace safety and health and work related injuries. We keep an Occupational and Safety Hazard Administration 300 Log to report workplace injuries or accidents in accordance with U.S. law, but we have not had any reportable injuries. We have a written illness and injury prevention program and maintain records of employee training on the particular hazards our employees may encounter in their work environment. We currently have no requirements from end customers on social, health and safety issues.

In addition, since we started packaging and testing at Nissi, we have implemented a series of health and safety measures, including holding periodical safety training programs for all employees, establishing a risk management department to monitor safety emergencies, setting up a controlling system to monitor safety accidents and providing necessary personal protective equipment and healthcare service for employees.

Regulations on foreign currency exchange

Under the Foreign Exchange Administration Regulations promulgated in 1996 and revised in 1997, and various regulations issued by the SAFE and other relevant PRC government authorities, RMB is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest and dividend. The conversion of RMB into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from the SAFE or its local office. Payments for transactions that take place within China must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB.

On August 1, 2008, the State Council further amended the PRC Foreign Exchange Administration Regulations, or the New Foreign Exchange Administration Regulations, which became effective on August 5, 2008. According to the New Foreign Exchange Administration Regulations, foreign exchange earnings of domestic institutions and individuals may be repatriated into the PRC as well as deposited overseas. The conditions and time limitations for repatriation into the PRC or deposit overseas shall be specified by the State Council foreign exchange management departments in accordance with the international balance payments situations and the needs of foreign exchange management. Furthermore, foreign exchange earnings under current account items may be retained or sold to financial institutions that conduct the business of settlement, sale and payment of foreign exchange.

Enterprises in China, including foreign-invested enterprises, that require foreign exchange for transactions relating to current account items may, without the approval of the SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks, upon presentation of valid receipts and proof. Foreign-invested enterprises that need foreign currencies for the distribution of profits to their shareholders, and Chinese enterprises that, in accordance with regulations, are required to pay dividends to shareholders in foreign currencies, may effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks. Convertibility of foreign exchange in respect of capital account items, such as direct investment and capital contribution, is still subject to restrictions and prior approval from, or registration with, the SAFE or its authorized branch as required by law.

Regulations on foreign loans to PRC subsidiaries

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by the SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by the SAFE, the National Development and Reform Commission and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, these foreign-invested enterprises must register with the local branches of the SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise are limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the Ministry of Commerce or its local counterpart, and may be increased or decreased upon approval by the Ministry of Commerce or its local counterpart. Registered capital of a foreign-invested enterprise is the total amount of capital contributions of the foreign-invested enterprise subscribed to by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by the Ministry of Commerce or its local counterpart is obtained. In approving such capital contributions, the Ministry of Commerce or its local counterpart examines the business scope of each foreign-invested enterprise under review to ensure it complies with the Foreign Investment Industrial Guidance Catalogue, which classifies industries in China into three categories: “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.”

All of our PRC subsidiaries, including AOS (Shanghai), AOS (Shenzhen) and Nissi, are foreign-invested enterprises subject to the regulations discussed above. We believe that we have complied with relevant PRC foreign exchange regulations with respect to intercompany loans by registering each loan with local foreign exchange authorities, and keeping the size of outstanding foreign loans within the limit set forth in applicable PRC regulations.

Regulation on employee share options

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. The Implementation Rules of the Administrative Measures for Individual Foreign Exchange, issued on January 5, 2007 by the SAFE, specify approval requirements for PRC citizens who are granted shares or share options by an overseas listed company according to its employee share ownership plan or share option plan. On March 28, 2007, the SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or the Share Option Rule. According to the Share Option Rule, if a PRC citizen participates in any employee share ownership plan or share option plan of an overseas listed company, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall, among other things, file an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign securities in connection with the share purchase or share option exercise as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Such PRC citizen’s foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individual. We and our PRC citizen employees who have been granted share options, or PRC option holders, have become subject to the Share Option Rule upon the listing of our common shares on The NASDAQ Global Market. We completed the SAFE registration pursuant to the Share Option Rule on July 27, 2010.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation on employment

On June 29, 2007, the National People’s Congress promulgated the Labor Contract Law of PRC, or the Labor Law, which became effective as of January 1, 2008. On September 18, 2008, the PRC State Council issued the PRC Labor Contract Law Implementation Rules, which became effective as of the date of issuance. The Labor Law and its implementation rules are intended to give employees long-term job security by, among other things, requiring employers to enter into written contracts with their employees and restricting the use of temporary workers. The Labor Law and its implementation rules impose greater liabilities on employers, require certain terminations to be based upon seniority rather than merit and significantly affect the cost of an employer’s decision to reduce its workforce. Employment contracts lawfully entered into prior to the implementation of the Labor Law and continuing after the date of its implementation remain legally binding and the parties to such contracts are required to continue to perform their respective obligations thereunder. However, employment relationships established prior to the implementation of the Labor Law without a written employment agreement were required to be memorialized by a written employment agreement that satisfied the requirements of the Labor Law within one month after it became effective on January 1, 2008.

We and our employees in the PRC have entered into standard employment contracts that we believe are consistent with the requirements of the Labor Law and its implementation rules.

Other regulations

We are also subject to rules generally applicable to businesses in each of the jurisdictions in which we operate. We believe we are in compliance with all applicable laws and regulations material to our business as currently conducted

C. Organizational Structure

We were incorporated in Bermuda as a limited liability exempted company on September 27, 2000. Our holding company, Alpha and Omega Semiconductor Limited, has one direct subsidiary, Alpha and Omega Semiconductor (Cayman) Ltd., or AOS (Cayman), through which we own directly or indirectly all of our other subsidiaries. We employ a transnational business model and conduct our operations through our subsidiaries, including the following principal subsidiaries:

•

Alpha and Omega Semiconductor Incorporated, or AOS (USA), located in Sunnyvale, California, U.S.A., which hosts our research and development team in the U.S. and conducts U.S. sales activities and administrative operations;

•	Alpha and Omega Semiconductor (Shanghai) Co., Ltd., or AOS (Shanghai), located in Shanghai, China, which provides manufacturing and related logistical support;

•	Alpha and Omega Semiconductor (Taiwan) Limited, or AOS (Taiwan), located in Neihu, Taipei, Taiwan, which hosts a satellite design center and marketing support;

•	Nissi High-tech Services (Shanghai) Co. Ltd., or Nissi, located in Shanghai, China, which is our in-house packaging and testing facility;

•	Alpha & Omega Semiconductor (Hong Kong) Limited, or AOS (Hong Kong), located in Hong Kong, China, which provides sales and distribution support; and

•	Alpha & Omega Semiconductor (Macau) Limited, or AOS (Macau), located in Macau, China, which provides manufacturing support.

The following describes our corporate structure. Our direct subsidiary, AOS (Cayman), has three direct subsidiaries: AOS (USA), Alpha & Omega Semiconductor (Hong Kong) Limited, or AOS (Hong Kong) and Alpha & Omega Semiconductor (Macau), Ltd., or AOS (Macau). AOS (Hong Kong) has five direct subsidiaries: AOS (Shanghai), Alpha and Omega Semiconductor (Shenzhen) Co., Ltd., or AOS (Shenzhen), AOS (Taiwan), Alpha & Omega Semiconductor (Singapore) PTE. LTD and Nissi.

The following chart sets forth our corporate structure, including our ownership interest in our subsidiaries and country of incorporation of each entity:

D. Property, Plant and Equipment

Our primary U.S. facility, which houses our research and design function, as well as elements of marketing and administration, is located in Sunnyvale, California. We conduct our manufacturing, research and development, sales and marketing and administration in Asia and North America. We lease all properties used in our business. The following table sets forth the location, size and primary use of our properties:

Location	Size (Building) (in square feet)	Primary Use
475 Oakmead Parkway Sunnyvale, California, USA 94085	57,000	Research and development, marketing and sales, administration

Suite 216, 1104 South Mays Street, Round Rock, Texas, USA 78664	180	Marketing and sales

Unit 701 Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong	1,188	Sales and distribution

Room 801, Building 8, Zhongjian Business Building, No. 78, Shuikengwei Street, Macau	290	Manufacturing support

Building 8/9, No. 91, 109 Long, Rongkang Road, Songjiang District, Shanghai, China 201614	191,000	Packaging and testing, manufacturing support

Room 1002-1005, Building 1 Jiali BuYeCheng No. 218 Tianmu W. Road Zhabei District, Shanghai, China 200070	6,000	Marketing and field application engineering support

Room 2401, Shenzhen Special Zone Press Tower, 6008 Shennan Road, Shenzhen, China 201203	5,000	Marketing and field application engineering support

2603 Fengshang Apartments, No. 75 Shishan Road, New District Suzhou, China 215000	1,000	Marketing and field application engineering support

9F, No.292, Yangguang St., Neihu Dist., Taipei City 11491, Taiwan R.O.C.	17,642	Marketing and field application engineering support, research and development

11th Floor, Novel-tech Building 201-6, Nonhyun-Dong, Gangnam-Gu, Seoul, Korea 135-010	2,000	Marketing and field application engineering support

2-6-1, Nihonbashi-Honcho, Chuoku, Tokyo	712	Marketing and field application engineering support

In May 2010, we relocated our primary U.S. facility from 495 Mercury Drive, Sunnyvale, California to 475 Oakmead Parkway, Sunnyvale, California.

Nissi is our in-house packaging and testing facility in Shanghai, China. This facility is 191,000 square feet in size and currently has the capacity to package and test over 100 million parts per month and has available floor space for further expansion. Our packaging and testing facility at Nissi is subject to certain environmental regulations which are described in more detail under “—B. Business Overview—Environmental matters.”

We believe that our current facilities are adequate and that additional space will be available on commercially reasonable terms for the foreseeable future.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of the financial condition and results of our operations in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this annual report. Our consolidated financial statements contained in this annual report are prepared in accordance with IFRS.

Overview

We are a designer, developer and global supplier of a broad range of power semiconductors. We have a broad portfolio of power semiconductors that we actively market and we seek to continuously add to our product portfolio each year. We seek to differentiate ourselves by integrating our expertise in device physics, process technology, design and advanced packaging to optimize product performance and cost. Our portfolio of products targets high-volume end-market applications, such as notebooks, netbooks, desktop PC’s, flat panel displays, mobile phone battery packs, set-top boxes, portable media players and power supplies.

Our transnational business model leverages global resources, including leading research and development expertise in the United States, cost-effective semiconductor manufacturing in Asia and localized sales and technical support in several fast-growing electronics hubs globally. Our core research and development team, based in Silicon Valley, is complemented by our design center in Taiwan and process, packaging and testing engineers in China. While we utilize third-party foundries for all of our wafer fabrication, we deploy and implement our proprietary power discrete processes at these third-party foundries to maximize the performance and quality of our products. We primarily rely upon our in-house capacity and an associated provider for packaging and testing. We believe our in-house packaging and testing capabilities provide us with a competitive advantage in proprietary packaging technology, product quality, cost, flexibility and cycle time.

Our IPO became effective on April 28, 2010 and closed on May 4, 2010. Approximately 5.1 million common shares were sold in our IPO at the price of $18.00 per share, including 3.4 million shares newly issued by us and approximately 1.7 million shares sold by our selling shareholders. Gross proceeds received by us from the 3.4 million shares were $61.2 million, and net proceeds were $53.4 million, after deducting $4.3 million for underwriting discounts and commissions and approximately $3.5 million for other offering related costs.

Our revenue was $301.8 million for the fiscal year ended June 30, 2010, increased by $116.8 million, or 63.1%, from $185.1 million for fiscal year 2009. Our net profit was $37.6 million, or $1.78 per diluted share, for fiscal year 2010, compared to a net loss of $0.5 million, or $0.07 loss per diluted share, for fiscal year 2009.

We sell our products primarily to distributors in the Asia Pacific region. Our distributors in turn sell our products globally to various end customers. The two largest distributors of our products are WPG Holdings Limited and Promate. Sales to these distributors accounted for 74.1% of our revenue for the fiscal year ended June 30, 2010.

Factors affecting our performance

Our performance is affected by several key factors, including the following:

Global economic conditions: Because our products primarily serve consumer applications, global economic conditions could materially affect our revenue.

Distributor ordering patterns and seasonality: Our distributors place purchase orders with us based on their forecasts of end customer demand, and this demand may vary significantly depending on the sales outlooks and market and economic conditions of end customers. Because these forecasts may not be accurate, channel inventory held at our distributors may fluctuate significantly, which in turn may prompt distributors to make significant adjustments to their purchase orders placed with us. As a result, our revenue and operating results may fluctuate significantly from quarter to quarter. In addition, because our products are used in consumer electronics products, our revenue is subject to seasonality. Typically in the past, we have experienced sales peaks two to three months ahead of major holidays such as Christmas and Lunar New Year. However, this seasonal factor has been in the past, and may in the future be, partially offset by revenue generated from new products or changes in distributor ordering patterns in response to channel inventory adjustments and end customer demand for our products. For example, this departure from the normal pattern was demonstrated by the strong revenue for the third fiscal quarter ended March 31, 2010, which typically had the lowest quarterly revenue in our seasonal pattern.

Product introductions and customers’ specification: Our success depends on our ability to introduce products on a timely basis that meet our customers’ specifications. Both factors – timeliness of product introductions and conformance to customers’ requirements – are equally important in securing design wins with our customers. Our failure to introduce products on a timely basis that meet customers’ specifications could adversely affect our financial performance.

Erosion of average selling price: Erosion of average selling prices of established products is typical in our industry. Consistent with this historical trend, we expect that average selling prices of our products will continue to decline in the future. However, as a normal course of business, we seek to offset the effect of declining average selling prices by reducing manufacturing costs of existing products and introducing new and higher value-added products.

Manufacturing costs: Our gross margin may be affected by our manufacturing costs, including pricing of wafers, packaging and testing services and raw materials, which may fluctuate from time to time, largely due to the market demand and supply. Capacity utilization may also affect our gross margin because we have certain fixed costs associated with our in-house packaging and testing facility. During calendar year 2010, we continued to expand our in-house packaging and testing capacity. If we are unable to utilize the capacity of our in-house facility at the desirable level, our gross margin may be adversely affected.

Other factors that may affect comparability

Public company expenses. On May 4, 2010, we completed the IPO and our common shares are listed on The NASDAQ Global Market. As a result, we are now required to comply with laws, rules and regulations that we did not need to comply with as a private company. These compliances include provisions of the Sarbanes-Oxley Act of 2002, as amended, applicable SEC regulations and the requirements of The NASDAQ Global Market. We expect our selling, general and administrative expenses to increase due to the additional legal, accounting and consulting fees as well as additional headcount that we will incur in order to comply with these requirements, including costs associated with establishing and maintaining internal control over financial reporting and preparing and filing periodic reports required under federal securities laws. In addition, as a public company, it will be more expensive for us to obtain directors’ and officers’ liability insurance. We also established the Employee Share Purchase Plan (the “ESPP”) effective upon the completion of the IPO, and accordingly we expect to incur share-based compensation expenses associated with such purchase rights.

Principal line items of statements of income (loss)

The following describes the principal line items set forth in our consolidated statements of income (loss):

Revenue

We generate revenue from the sale of our power semiconductors, consisting of power discretes and power ICs. For the fiscal years ended June 30, 2010, 2009 and 2008, a substantial majority of our revenue was derived from power discrete products, and a small but growing amount was derived from power IC products. Because our products typically have three to five-year life cycles, the rate of new product introductions is an important driver of revenue growth over time. We believe that expanding the breadth of our product portfolio is important to our business prospects, because it provides us with an opportunity to increase our total bill-of-materials within an electronic system and to address the power requirements of additional electronic systems.

The following is a summary of revenue by product type:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Power discrete	$258,037	$165,712	$236,927
Power IC	43,803	19,364	11,103

Total	$301,840	$185,076	$248,030

We sell our products primarily to distributors in the Asia Pacific region. Because our distributors sell their products to end customers who may have a global presence, revenue by geographic location is not necessarily representative of the geographic distribution of sales to end customers. The revenue by geographic location in the following table is based on the country or region to which the products were shipped:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Hong Kong	$295,612	$181,623	$246,512
Korea	4,599	—	—
China	4	2,325	1,319
United States	921	841	199
Other countries	704	287	—

Total	$301,840	$185,076	$248,030

Our revenue includes the effect of the estimated stock rotation returns and price adjustments that we expect to provide to our distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by the distributor during a specified period. At our discretion or upon our direct negotiations with ODMs or OEMs, we may elect to grant special pricing that is below the prices at which we sold our products to the distributors; in these situations, we will grant price adjustments to the distributors reflecting such special pricing. We estimate the price adjustments for inventory at the distributors based on factors such as distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products.

Cost of goods sold

Our cost of goods sold primarily consists of costs associated with semiconductor wafers, packaging and testing, personnel, including share-based compensation expense, overhead attributable to manufacturing, operations and procurement, warranty and inventory reserves. Our inventory reserves are based on the historical data and forecasted demand for our products. Because lead times at our manufacturing partners can be up to three months, we typically purchase our inventory based on our sales forecasts. As a result, we are subject to potential inventory risk. As the volume of sales increases, we expect cost of goods sold will also increase in absolute dollar amount.

Operating expenses

Our operating expenses consist of research and development and selling, general and administrative expenses. We expect that our total operating expenses will generally increase in absolute dollar amount over time due to our belief that our business will continue to grow. However, our operating expenses as a percentage of revenue may fluctuate from period to period.

Research and development expenses. Our research and development expenses consist primarily of salaries, bonuses, benefits, share-based compensation expenses, expenses associated with new product prototypes, travel expenses, fees for engineering services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and overhead costs for research and development personnel. As we continue to invest significant resources in developing new technologies and products, we expect our research and development expenses to increase in absolute dollar amount.

Selling, general and administrative expenses. Our selling, general and administrative expenses consist primarily of salaries, bonuses, benefits, share-based compensation expenses, product promotion costs, occupancy costs, travel expenses, expenses related to sales and marketing activities, amortization of software, depreciation of equipment, maintenance costs and other expenses for general and administrative functions as well as costs for outside professional services, including legal, audit and accounting services. We expect our selling, general and administrative expenses to increase in absolute dollar amount as we expand our business, and we expect to incur substantial additional expenses associated with being a public company.

Finance income and costs

Finance income consists of interest earned on our cash and cash equivalents, while finance costs—other finance costs consists of interest expense associated with our bank borrowings.

Finance costs—fair value loss through profit or loss

In connection with changes made to the terms of our bye-laws in December 2006, our preferred shares included rights such as redemption and conversion to common shares, which resulted in our preferred shares being reclassified as a liability under IFRS. This reclassification required that the preferred shares be marked to market for the applicable periods. As a result, we recognized a non-cash, non-operating charge of $30.9 million for the fiscal year ended June 30, 2008. Following further changes to our bye-laws in October 2007, all preferred shares were reclassified to equity under IFRS and no further charges were incurred. On May 4, 2010, concurrent with the closing of our IPO, all preferred shares were converted to common shares at a 1-to-1 ratio.

Share of profit (loss) of an associate

We have a 40.3% economic interest in APM. Our investment in APM is accounted for under the equity method of accounting. Accordingly, we recorded our share of APM’s net profit or loss on our statements of income (loss).

Income tax expense (benefit)

We are subject to income taxes in various jurisdictions. Significant judgment and estimates are required in determining our worldwide income tax expense. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations of different jurisdictions globally. We establish accruals for potential liabilities and contingencies based on our best estimate of certain potential tax exposures. If the actual tax outcome of such exposures is different from the amounts that were initially recorded, the differences will impact the income tax and deferred tax provisions in the period in which such determination is made. Changes in the location of taxable income and loss could result in significant changes in our income tax expense.

We record deferred tax assets to the extent it is probable that we will be able to utilize them, based on our estimate of future taxable income in a particular jurisdiction. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If our assumptions and consequently our estimates change in the future, the deferred tax assets may increase or decrease, resulting in corresponding changes in income tax expense. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide profits or losses, the tax laws and regulations in each geographical region where we have operations, the availability of tax credits and carry-forwards and the effectiveness of our tax planning strategies.

A. Operating Results

Comparison of fiscal year 2010 to fiscal year 2009 and comparison of fiscal year 2009 to fiscal year 2008

The following tables set forth selected statements of income (loss) data derived from our audited consolidated financial statements, also expressed as a percentage of revenue, for the fiscal years ended June 30, 2010, 2009 and 2008. Our net loss for the fiscal year ended June 30, 2008 included a significant non-cash, non-operating charge related to the reclassification of our preferred shares as a liability during part of fiscal year 2008. Due to this charge, our net loss in fiscal year 2008 may not be comparable to prior and future fiscal years. Our historical results of operations are not necessarily indicative of the results for any future period.

	Year Ended June 30,
	2010	2009	2008	2010	2009	2008
	(in thousands)			(% of revenue)
Revenue	$301,840	$185,076	$248,030	100.0%	100.0%	100.0%
Cost of goods sold (1)	221,537	146,076	188,719	73.4	78.9	76.1

Gross profit	80,303	39,000	59,311	26.6	21.1	23.9
Operating expenses:
Research and development (1)	20,985	19,173	22,712	7.0	10.4	9.1
Selling, general and administrative (1)	26,178	20,569	35,636	8.6	11.1	14.4

Total operating expenses	47,163	39,742	58,348	15.6	21.5	23.5

Operating profit (loss)	33,140	(742)	963	11.0	(0.4)	0.4
Finance income	39	648	2,044	0.0	0.4	0.8
Finance costs-other finance costs	(188)	(587)	(129)	(0.1)	(0.3)	(0.1)
Finance costs-fair value loss through profit or loss	—	—	(30,889)	0.0	0.0	(12.4)
Share of profit (loss) of an associate	6,294	(35)	2,822	2.1	0.0	1.1

Profit (Loss) before income tax	39,285	(716)	(25,189)	13.0	(0.3)	(10.2)
Income tax expense (benefit)	1,694	(174)	1,567	0.5	(0.1)	0.6

Net profit (loss)	$37,591	$(542)	$(26,756)	12.5%	(0.2%)	(10.8%)

(1) Includes share-based compensation expenses, which were allocated as follows:

	Year Ended June 30,
	2010	2009	2008	2010	2009	2008
	(in thousands)			(% of revenue)
Cost of goods sold	$304	$267	$326	0.1%	0.1%	0.1%
Research and development expenses	948	1,172	1,712	0.3%	0.6%	0.7%
Selling, general and administrative expenses	2,192	2,102	2,885	0.7%	1.1%	1.2%

Revenue

Our revenue was $301.8 million for fiscal year 2010, increased by $116.8 million, or 63.1%, from $185.1 million for fiscal year 2009. The increase was primarily as a result of a 76.3% increase in unit shipments due to increased end demand for our products, offset by a 7.5% decline in average selling prices. We introduced 145 and 122 new products during fiscal years 2010 and 2009, respectively. New products introduced in fiscal years 2010 and 2009 in aggregate accounted for 24.2% of our revenue in fiscal year 2010. As we continued to expand our power IC product family, revenue from our power IC products for fiscal year 2010 increased by $24.4 million, or 126.3%, to $43.8 million from $19.4 million for fiscal year 2009.

Our revenue was $185.1 million for fiscal year 2009, decreased by $63.0 million, or 25.4%, from $248.0 million for fiscal year 2008. The decrease was primarily due to the effect of the global economic recession experienced during our fiscal year 2009, which resulted in a 15.8% decline in average selling prices as well as an 11.4% decrease in unit shipments. The decreases in average selling prices and unit shipments were offset partially by an increase in revenue from new products introduced during fiscal year 2009 and 2008, which accounted for 23.4% of revenue in fiscal year 2009. Revenue from our power IC products for fiscal year 2009 increased $8.3 million, or 74.4% to $19.4 million from $11.1 million for fiscal year 2008.

Cost of goods sold and gross profit

Cost of goods sold was $221.5 million for fiscal year 2010, increased by $75.5 million, or 51.7%, from $146.1 million for fiscal year 2009, primarily as a result of increased unit shipments. Our gross margin improved by 5.5% to 26.6% from 21.1% for fiscal year 2009. This improvement was primarily due to lower material costs and lower packaging and testing costs, including savings from increased utilization of our in-house packaging and testing facility during fiscal year 2010. We expect that our gross margin will continue to fluctuate in the future as a result of variations in our product mix, wafer cost, subcontract packaging and testing cost, manufacturing labor cost, and direct material cost.

Cost of goods sold was $146.1 million for fiscal year 2009, decreased by $42.6 million, or 22.6%, from $188.7 million for fiscal year 2008. Our gross margin declined 2.8% to 21.1% from 23.9% for fiscal year 2008. This decline was primarily due to a reduction in unit shipments and a decline in average selling prices as a result of the global economic recession, which was partially offset by reduced royalty payments and lower wafer and packaging and testing costs. The lower unit shipments also resulted in lower absorption of our manufacturing overhead cost.

Research and development expenses

Research and development expenses were $21.0 million for fiscal year 2010, increased by $1.8 million, or 9.5% from $19.2 million for fiscal year 2009. This increase was primarily attributable to a $2.1 million increase in salary, bonus and vacation expenses as we increased headcount and bonuses during fiscal year 2010. We implemented temporary salary reductions and holiday office closures in fiscal year 2009 in response to the global economic recession, and these cost reduction measures resulted in lower salary, bonus and vacation expenses in fiscal year 2009. The increase in research and development expenses was partially offset by a

$0.6 million decrease in engineering and new products prototyping expenses due to the timing of product prototyping and savings from increased research and development activities performed at our in-house packaging and testing facility, while we continued to invest in our new products development and introduced 145 new products in fiscal year 2010.

Research and development expenses were $19.2 million for fiscal year 2009, decreased by $3.5 million, or 15.6%, from $22.7 million for fiscal year 2008. This decrease was largely attributable to an approximately $2.0 million decrease in engineering and prototype expenses at third party foundries and packaging and testing subcontractors, and savings from increased research and development activities conducted at our in-house packaging and testing facility without compromising the rate of our new product introductions. We introduced approximately the same number of new products in fiscal year 2009 as were introduced in fiscal year 2008. In addition, we reduced our salary and vacation expenses by approximately $0.9 million through a combination of temporary salary reductions, holiday office closures and a reduction of employee bonuses in fiscal year 2009 in response to the global economic recession.

Selling, general and administrative expenses

Selling, general and administrative expenses were $26.2 million for fiscal year 2010, increased by $5.6 million, or 27.3%, from $20.6 million for fiscal year 2009. This increase was primarily due to a $3.5 million increase in salary, bonus and vacation expenses as we increased our headcount and bonuses in fiscal year 2010. We implemented temporary salary reductions and holiday office closures in fiscal year 2009 in response to the global economic recession, and these cost reduction measures resulted in lower salary, bonus and vacation expenses in fiscal year 2009. The increase in selling, general and administrative expenses was also attributed to a $1.1 million increase in expenses related to our audit and IPO activities during fiscal year 2010. In addition, we became a public company in the fourth quarter of fiscal year 2010 and incurred additional $0.2 million expenses in directors’ and officers’ insurance and accounting and professional fees related to the SEC reporting requirements and preparation for Sarbanes-Oxley Act compliance required as a public company. The increase in selling, general and administrative expenses was also attributed to a $1.2 million increase in our sales commissions, product promotion and travel related expenses as we generated more revenues with increased sales and marketing activities during fiscal year 2010. These increases in selling, general and administrative expenses were partially offset by a $1.2 million reduction in legal costs related to a patent litigation which was settled in October 2008.

Selling, general and administrative expenses were $20.6 million for fiscal year 2009, decreased by $15.1 million, or 42.3%, from $35.6 million for fiscal year 2008, primarily due to certain significant expenses incurred in fiscal year 2008. This decrease from fiscal year 2008 included a $5.3 million reduction in legal costs related to two disputes involving our intellectual property, a $4.0 million reduction in legal and audit expenses related to our previously-proposed foreign listing of our shares and a $2.1 million reduction in setup costs related to the establishment of our in-house packaging and testing facility prior to the commencement of volume production in May 2008. In addition, we reduced our discretionary expenses by $1.3 million and our bonuses and sales incentives by $0.6 million for fiscal year 2009. Our share-based compensation expense related to selling, general and administrative personnel for fiscal year 2009 also decreased by $0.8 million as compared to fiscal year 2008.

Finance income and costs

Finance income was $39,000 and $0.6 million for the fiscal years ended June 30, 2010 and 2009, respectively. The decrease from fiscal year 2009 was as a result of lower interest earned on our cash balances due to lower interest rates. Finance cost was $0.2 million and $0.6 million for the fiscal year ended June 30, 2010 and 2009, respectively. The decrease from fiscal year 2009 was due to lower interest rates on our borrowings as well as lower amount of borrowings for the fiscal year 2010.

Finance income was $0.6 million and $2.0 million for the fiscal years ended June 30, 2009 and 2008, respectively. The increase from fiscal year 2008 was primarily as a result of decreases in interest earned on our cash balances due to lower interest rates. Finance costs—other finance costs was $0.6 million and $0.1 million for fiscal years 2009 and 2008, respectively. The increase from fiscal year 2008 was primarily due to the increase in our bank loan balance during the fiscal year 2009, partially offset by decreases in the interest rate on our bank loan.

Finance costs—fair value loss through profit or loss

In connection with changes made to the terms of our bye-laws in December 2006, our preferred shares included rights such as redemption and conversion to common shares, which resulted in our preferred shares being reclassified as a liability under IFRS. This reclassification required that the preferred shares be marked to market for the applicable periods. As a result, the non-cash, non-operating charges related to fair value loss arising from the revaluation of our preferred shares was $30.9 million for the fiscal year ended June 30, 2008. Following further changes to our bye-laws in October 2007, all preferred shares were reclassified to equity under IFRS and no further charges were incurred.

All of our preferred shares were converted automatically to common shares at a 1-to-1 ratio on May 4, 2010 upon the closing of our IPO.

Share of profit (loss) of an associate

Our equity share of APM’s net profit (loss) was a net profit of $6.3 million and a net loss of $35,000 for the fiscal years ended June 30, 2010 and 2009, respectively. This increase was due to higher profitability generated by APM resulting from higher packaging and testing processing volume produced by APM during fiscal year 2010. The increase was also due to a $2.6 million benefit related to our share of deferred tax assets APM recognized during fiscal year 2010.

Our equity share of APM’s net profit (loss) was a net loss of $35,000 and a net profit of $2.8 million for the fiscal years ended June 30, 2009 and 2008, respectively. This decrease was due to lower production volume processed by APM as affected by the global economic recession during fiscal year 2009.

Income tax expense (benefit)

Income tax expense was $1.7 million for fiscal year 2010 as compared to an income tax benefit of $0.2 million for the fiscal year ended June 30, 2009. This was primarily due to an increase in revenue and profitability in certain taxable jurisdictions and a decrease in tax credits due to the expiration of the U.S. federal research credit.

Income tax benefit was $0.2 million for fiscal year 2009 as compared to an income tax expense of $1.6 million for the fiscal year ended June 30, 2008. This was due to a combination of a decrease in revenue and profitability in certain taxable jurisdictions, an increase in the benefit due to tax credits of $0.3 million, the recognition of deferred tax assets of $0.5 million of a foreign subsidiary due to the increase in projected taxable income and a decrease in uncertain tax positions.

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with IFRS, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. The preparation of our consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. On an ongoing basis, we evaluate the estimates, judgments and assumptions including those related to revenue recognition, inventory reserve, warranty reserve, income taxes, share-based compensation and investment in an associate.

Revenue recognition

We sell our products primarily to distributors, who in turn sell our products globally to various end customers. Our revenue is net of the effect of the estimated stock rotation returns and price adjustments that we expect to provide to certain distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of the products purchased by distributors during a specified period. We estimate provision for stock rotation returns based on historical returns and individual distributor agreements. We also provide special pricing to certain distributors primarily based on volume, to encourage resale of our products. We estimate the expected price adjustments at the time the revenue is recognized based on distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products. If actual stock rotation returns or price adjustments differ from our estimates, adjustments may be recorded in the period when such actual information is known. Provision for price adjustments is recorded as contra trade receivables and provision for stock rotation is recorded as provisions in the consolidated balance sheets.

Inventory reserves

We carry inventories at the lower of cost or market on a first-in first-out basis. We record inventory reserves to adjust inventories to net realizable value when we believe that the net realizable value is less than the cost. Inventory reserves are made based on our periodic review of inventory quantities on hand as compared with our sales forecasts, historical usage, aging of inventories, production yield levels and current product selling prices. Our sales forecasts may differ from actual results due to changes in market and economic conditions and changes in technologies. The difference between the actual and estimated reserves could have a material effect on our recorded inventory values and cost of goods sold.

Warranty reserve

We provide a standard one-year warranty for the products we sell. We accrue for estimated warranty costs at the time revenue is recognized. Our warranty obligation is affected by product failure rates, the cost of replacement product, freight costs for failed parts and their replacement and other quality assurance costs. We monitor our product returns for warranty claims and maintain a reserve for the related warranty cost based on our historical data and anticipated warranty claims known at the time that the estimate is made. If actual warranty costs differ significantly from our estimates, revisions to the estimated warranty reserve would be required and any such adjustments could be material.

Accounting for income taxes

We are subject to income taxes in a number of jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We establish accruals for certain tax contingencies based on estimates of whether additional taxes may be due. While the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

We record deferred tax assets if, based on our estimate of future taxable income in a particular jurisdiction, it is probable that we will be able to utilize our deferred tax assets. Our judgments regarding future taxable income may change due to changes in market conditions, tax laws, tax planning strategies or other factors. If our assumptions and consequently our estimates change in the future, the deferred tax assets we have established may increase or decrease, resulting in changes in income tax expense. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide earnings or losses, the tax laws and regulations in each geographical region, the availability of tax credits and carry forwards and the effectiveness of our tax planning strategies.

Share-based compensation expense

We recognize share-based compensation expenses based on the estimated fair value of the options determined by the Black-Scholes option pricing model, using the accelerated vesting attribution method. Share-based compensation expense is significant to the consolidated financial statements and is calculated using our best estimates, which involve inherent uncertainties and the application of management’s judgment. Significant estimates include fair value of the underlying common shares prior to our IPO, expected term, share price volatility and forfeiture rates.

We established the expected term based on the historical data of similar entities’ data as adjusted for expected changes in future exercise patterns. We estimate forfeiture rates based on historical average period of time that options were outstanding and forfeited. We estimate expected volatility based on the volatility of similar entities whose shares are publicly available. The risk-free interest rate is based on the U.S. Treasury yields at the time of grant for periods corresponding to the expected term of the options. The expected dividend yield is zero based on the fact that we have not historically paid dividends and have no current intention to pay dividends.

Prior to our IPO which became effective on April 28, 2010, the absence of a public market for our common shares required our compensation committee of the board of directors, the members of which we believe have extensive business, industry, finance and venture capital experience, to estimate the fair value of our common shares for the purpose of granting options and for determining share-based compensation expense for the periods presented. In response to these requirements, the compensation committee, with input from management, estimated the fair value of the common shares at each meeting when options were granted. We commissioned an independent third party to conduct contemporaneous valuations to assist in the determination of the fair value of the common shares, except for the grant of options on March 1, 2010, the exercise price of which was determined after considering a preliminary valuation analysis provided to us by the representatives of our underwriters, the valuation of the common shares performed by an independent third party at December 31, 2009 and other factors.

Our contemporaneous valuations, using the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, employed a two step process to arrive at an estimate of the value of the common shares. The first step of the analysis was to estimate the total enterprise value. We primarily relied on an income approach, specifically a discounted cash flow analysis, to estimate the total enterprise value. The discounted cash flow analysis involves applying appropriate risk-adjusted discount rates to estimated cash flows, based on forecasted revenue and costs. The assumptions used in connection with these valuations were based on our expected operating performance over the discrete forecast period. A terminal value was estimated for the value of the business beyond the discrete forecasted earnings period. This value was estimated by applying a multiple to our projections in the final year of the forecast period. The multiple was selected based on the data of a peer group of public companies in the industry. The discrete period cash flows and terminal value were then discounted to the present at our estimated cost of capital, which was developed through an analysis of required returns for companies in a similar stage of development. The results of the income approach were tested for reasonableness based on an analysis of the multiples of similar public companies.

The second step was to allocate our total enterprise value to the preferred and common classes of securities based on the relative rights and preferences of each class. We relied on the option pricing method, which treats the securities as call options on the underlying assets (or enterprise value) to allocate the enterprise value. Significant estimates required in the option pricing method include the expected time to liquidity, risk-free interest rate for the expected time to liquidity, expected dividend yield, fair value of the aggregate enterprise value and expected volatility of the underlying enterprise value.

Additionally, we considered a probability-weighted expected return method to estimate the value of the common shares. This methodology considers various scenarios of future exit events, including a public offering, sale, liquidation or remaining private. An estimate of future exit periods and events are made and the exit values are allocated to each class of security based on the rights and preferences that would be exercised to maximize the value of each class, based on seniority. The allocated values are then discounted to the present and weighted based on an assessment of the probability of each scenario. Probabilities of each scenario have been assessed by management at each date, based on consideration of then-current market conditions and changes in the underlying prospects.

We also reviewed a variety of factors in determining the deemed fair value of the common shares such as our operating and financial performance, the introduction of new products, the price of the preferred share financings with third-party investors in arm’s length transactions, the lack of a public market for its common shares, industry growth and volume, the performance of similarly situated companies in our industry and stock market indices, emerging trends and issues, trends in consumer confidence and spending, overall economic indicators and the general economic outlook.

Fair value of convertible preferred shares

During the periods that our preferred shares were designated as financial liabilities, we utilized both the option pricing model and the probability-weighted expected return method to determine the deemed fair value of our series A, B and C preferred shares at each valuation date.

Under the option pricing model, which commonly uses the Black-Scholes model, the determination of the preferred share value was based on a method whereby each class of shares is modeled as a call option with a unique claim on the assets of the company. The characteristics of each class of shares determine the uniqueness of each class’ claim on the assets and include liquidation preferences, participation features, convertibility features and value sharing among classes of shares. The value of the preferred share was then based on the allocation of the call options accordingly.

In addition, given the probability of an initial public offering at the time of valuation, we used the probability-weighted expected return method to estimate the value of the preferred shares on a common share equivalent basis. The probability-expected return method was used to estimate the value of our preferred shares based upon an analysis of the value of our preferred shares under each of the following scenarios:

•

an initial public offering of our common shares or sale to an acquirer at a price per common share resulting in the holders of our preference shares choosing to convert into common shares based on the economic value of the sale to such holders;

•

a sale to an acquirer at a price per common share resulting in the holders of our preference shares potentially choosing not to convert into common shares based on the economic value of the sale to such holders, thereby receiving their liquidation preference and a portion of the remaining proceeds;

•	remaining a private company; and

•	dissolution.

At each valuation date, we reviewed and determined the probability of the occurrence of each of the four scenarios, then considered an appropriate marketability discount, reflecting the lack of marketability of our shares. The marketability discount rates were determined by a quantitative marketability discount methodology. The particular marketability discount applied to each scenario event depended primarily upon the time between the valuation date and the scenario event date as well as the type of the event.

In applying both the option pricing model and the probability-weighted expected return method, an income approach was used to estimate the aggregate enterprise value at each valuation date. The income approach involved applying an appropriate risk adjusted discount rate to projected debt free cash flows, based on forecasted revenue and costs. A market approach was then used as a secondary valuation methodology to check the estimates derived from using the income approach. Comparable companies operating in the semiconductor industry were utilized and remained largely unchanged during the valuation process.

The financial forecasts for each valuation date used in the computation of the enterprise value for the income approach were based on assumed revenue growth rates that took into account our past experience and contemporaneous future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate cost of capital.

We then considered the values determined in the option pricing model and the probability-weighted expected return model to determine the fair value of each series of preferred shares on each valuation dates.

In addition to the consideration of the general factors described above, the most significant factors that our board of directors considered in determining the aggregate enterprise value of the Company were the issuance of series C preferred shares in December 2006, our revenue growth, the last twelve months trailing revenue multiples of selected comparable public companies and the anticipated timing of a potential liquidity event, most specifically an initial public offering.

Changes in these subjective assumption used would have materially affected the fair value estimate of our preferred shares.

Investment in an associate

We owned a 40.3% economic interest in APM at June 30, 2010. APM is considered by management to be our associate after due consideration of the provisions under IAS 27, Consolidated and Separate Financial Statements and SIC Interpretation 12, Consolidation—Special Purpose Entities, including criteria such as the level of control or influence over the financial and operating policies of APM, the composition of APM’s board of directors and the existence of any contractual obligation for APM to provide services to, or conduct its activities on behalf of us. The investment in APM is accounted for under the equity method of accounting.

B. Liquidity and Capital Resources

Our principal need for liquidity and capital resources is to maintain working capital sufficient to support our operations and to make capital expenditures to finance the growth of our business. To date, we have primarily financed our operations through funds generated from operations, borrowings under our former term loan and revolving lines of credit, proceeds from our IPO, and the issuance of preferred shares.

Our IPO became effective on April 28, 2010 and closed on May 4, 2010. Approximately 5.1 million common shares were sold in our IPO at the price of $18.00 per share, including 3.4 million shares newly issued by us and approximately 1.7 million shares sold by our selling shareholders. Gross proceeds received by us from the 3.4 million shares were $61.2 million, and net proceeds were $53.4 million after deducting $4.3 million for underwriting discounts and commissions and approximately $3.5 million for other offering related costs.

Since the completion of the IPO to June 30, 2010, we have invested approximately $11.1 million of the net proceeds from the IPO in property, plant and equipment for our in-house packaging and testing facility. We expect to use the remaining net proceeds in capital expenditures, working capital, marketing, research and development and other general corporate purposes. In addition, we may choose to expand our current business through acquisitions of other businesses, products, technologies or other assets.

In April 2010, one of our subsidiaries in China entered into a revolving line of credit arrangement with a Chinese bank to allow us to draw down, from time to time, up to 80% of the balance of the subsidiary’s accounts receivable with a maximum amount of 30 million Renminbi (equivalent of $4.4 million as of June 30, 2010) to finance the subsidiary’s accounts receivable on a maximum of 120-day repayment term. The interest rate on each drawdown varies and indexes to the published London Interbank Offered Rate per annum. At June 30, 2010, the outstanding loan balance was $3.7 million and the available amount for drawndown was $0.7 million.

In December 2007, we entered into an agreement with a commercial bank for a line of credit and equipment term loan with maximum limits of $5 million and $35 million, respectively. We never drew down on the line of credit, which expired in December 2008 without renewal. Our total borrowing outstanding under the equipment term loan was $13.9 million as of June 30, 2009. On October 7, 2009, the then outstanding balance of $12.1 million under this equipment term loan was paid off in full. The effective interest rate for the borrowings was 3.4% for the year ended June 30, 2009. The effective interest rate for the borrowing was 2.8% from July 1, 2009 to October 7, 2009, when the loan was paid off.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs, including working capital and capital expenditures, for at least the next twelve months. In the long-term, we may require additional liquidity due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash is insufficient to meet our needs, we may seek to raise capital through equity or debt financing. The sale of additional equity securities could result in additional dilution to our shareholders and those securities may have rights senior to those of our common shares. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all.

Cash and cash equivalents

As of June 30, 2010 and 2009, we had $119.0 million and $60.4 million of cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand and short-term bank deposits with original maturities of three months or less.

The following table shows our net cash generated from operating activities, net cash used in investing activities and net cash generated from financing activities for the periods indicated:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Net cash generated from operating activities	$29,787	$22,716	$1,499
Net cash used in investing activities	(14,685)	(9,744)	(23,752)
Net cash generated from financing activities	43,470	3,368	10,179

Net increase (decrease) in cash and cash equivalents	$58,572	$16,340	$(12,074)

Cash flows from operating activities

Our net cash generated from operating activities for the fiscal year ended June 30, 2010 was $29.8 million, which consisted primarily of our net income of $37.6 million, increased by depreciation and amortization expense of $9.0 million, share-based compensation expense of $3.4 million and an increase of $2.1 million in trade and other payables, including a trade payable to an associate. These increases in cash flows from operating activities were partially offset by a $6.3 million in equity share of APM’s net profit, an increase of $9.7 million in trade receivables as our net billings exceeded our collections, and by an increase of $5.5 million in inventories as we increased our inventory production to meet increasing demand from our customers.

Our net cash generated from operating activities for the fiscal year ended June 30, 2009 was $22.7 million, which consisted primarily of our net loss of $0.5 million, increased by depreciation and amortization expense of $7.5 million, share-based compensation expense of $3.5 million, a decrease in trade receivables of $8.6 million as collections exceeded billings and a decrease in inventories of $9.7 million due to our operating initiatives in managing inventory levels. These increases in cash flows from operating activities were partially offset by decreases in trade and other payables, including a trade payable to an associate, of $3.3 million as part of our efforts to manage spending.

Our net cash generated from operating activities for the fiscal year ended June 30, 2008 was $1.5 million, which consisted primarily of our net income of $4.1 million, excluding $30.9 million fair value loss related to the valuation of our preferred shares, increased by depreciation and amortization expense of $3.0 million, share-based compensation expense of $4.9 million, an increase of $9.8 million in trade and other payables, including a trade payable to an associate. These increases in cash flows from operating activities were partially offset by an increase in trade receivables of $3.8 million as billings exceeded collections and an increase in inventories of $15.9 million as we built inventories based on our forecasts at that time, which were higher than subsequent actual shipments. We lowered our inventory subsequently by decreasing our wafer purchases and reducing production.

Cash flows from investing activities

Our net cash used in investing activities was $14.7 million for the fiscal year ended June 30, 2010, which was primarily attributable to the purchase of property, plant and equipment of $13.8 million, majority of which was to expand our in-house packaging and testing facility, and $0.7 million in restricted cash deposited with a bank as required under our letters of credit.

Our net cash used in investing activities for the fiscal year ended June 30, 2009 was $9.7 million, which was primarily attributable to the purchase of property, plant and equipment of $10.1 million, offset by a $0.2 million release of the restricted cash required under our prior letters of credit with a bank.

Our net cash used in investing activities for the fiscal year ended June 30, 2008 was $23.8 million, which was primarily attributable to the purchase of property, plant and equipment of $22.8 million and the purchase of intangible assets of $1.1 million.

Cash flows from financing activities

Our net cash generated from financing activities for the fiscal year ended June 30, 2010 was $43.5 million, which was primarily attributable to a net proceed of $53.9 million from the IPO, while we incurred approximately $0.5 million in unpaid and accrued IPO related expenses at June 30, 2010. During fiscal year 2010, we borrowed an aggregate of $3.7 million from our revolving line of credit with a bank in China and paid off in full the then outstanding balance of $13.9 million under our equipment term loan.

Our net cash generated from financing activities for the fiscal year ended June 30, 2009 was $3.4 million, which was primarily attributable to $3.9 million in net borrowings under our equipment term loan, offset by $0.3 million used to repurchase our common shares and $0.2 million in principal payments on our finance leases.

Our net cash generated from financing activities for the fiscal year ended June 30, 2008 was $10.2 million, which was primarily attributable to $10.0 million in borrowing under our equipment term loan and $0.3 million of proceeds from the exercise of share options, offset by $0.1 million of principal payments on our finance leases.

Capital expenditures

Our capital expenditures principally consisted of the purchases of property, plant and equipment. Our capital expenditures were $23.5 million, $8.7 million and $24.4 million for the fiscal years ended June 30, 2010, 2009 and 2008, respectively. The majority of the capital expenditures were related to our in-house packaging and testing facility that began volume production in May 2008. These expenditures included acquisition of packaging and testing equipment, clean room setup, information technology infrastructure and leasehold improvements. Since the completion of our IPO to June 30, 2010, we invested approximately $11.1 million of the net proceeds from the IPO in property, plant and equipment for our in-house packaging and testing facility. In addition to our in-house facility, we also outsource a portion of our packaging and testing requirements to third party contract manufacturers. We utilize third-party foundries for wafer fabrication and therefore currently do not have capital expenditures related to the fabrication process. As we continue to grow our business, we may increase our capital expenditures to expand our manufacturing capacity in order to optimize manufacturing cost and to provide better services to our customers.

C. Research and Development, Patents and Licenses

See “Item 4. Information on the Company – B. Business Overview – Research and development.”

D. Trend Information

See “Item 3. Key Information – D. Risk Factors,” Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” above.

E. Off-Balance Sheet Arrangements

As of June 30, 2010, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC’s Regulation S-K.

F. Tabular Disclosure of Contractual Obligations

The following table provides selected information regarding our contractual obligations as of June 30, 2010:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5years	5 years
	(in thousands)
Bank borrowing	$3,680	$3,680	$—	$—	$—
Finance leases	1,123	624	349	50	100
Operating lease obligations	16,765	1,664	3,067	3,475	8,559
Purchase commitments:
property, plant and equipment	7,032	7,032
Inventory	33,357	33,357	—	—	—

Total contractual obligations	$61,957	$46,357	$3,416	$3,525	$8,659

As of June 30, 2010, we had recorded liabilities of $2.5 million for uncertain tax positions and $315,000 for potential interest and penalty, which are not included in the above table because we are unable to reliably estimate the amount of payments in individual years that would be made in connection with these uncertain tax positions.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The table below provides information in respect of our directors and executive officers as of June 30, 2010.

Name	Age	Position
Mike F. Chang, Ph.D.	65	Chairman of the Board and Chief Executive Officer
Yueh-Se Ho, Ph.D.	58	Director and Chief Operating Officer
Chung Te Chang (2)(3)	63	Director
Mark A. Stevens (1)(2)	50	Director
Howard M. Bailey (1)	64	Director
Thomas W. Steipp (1)(3)	61	Director
Richard W. Sevcik (2)(3)	62	Director
Ephraim Kwok	56	Chief Financial Officer
Hamza Yilmaz, Ph.D.	55	Executive Vice President of Marketing and Sales
Yifan Liang	46	Chief Accounting Officer

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Mike F. Chang, Ph.D., is the founder of our company and has served as our Chairman of the Board and Chief Executive Officer since the incorporation of our company. Dr. Chang has extensive experience in both technology development and business operations in the power semiconductor industry. Prior to establishing our company, Dr. Chang served as the Executive Vice President at Siliconix incorporated, a subsidiary of Vishay Intertechnology Inc., a semiconductor company, or Siliconix, from 1998 to 2000. Dr. Chang also held various other positions at Siliconix from December 1987 to 1998. Earlier in his career, Dr. Chang held various positions at General Electric Company from 1974 to 1987. Dr. Chang received his B.S. in electrical engineering from National Cheng Kung University, Taiwan, and M.S. and Ph.D. in electrical engineering from the University of Missouri.

Yueh-Se Ho, Ph.D., is a co-founder of our company and has served as our Chief Operating Officer since January 2006 and our director since March 2006. Dr. Ho has held various operations management positions in our company since our inception, including the Vice President of Worldwide Operations from 2003 to 2006 and the Vice President of Back End Operations from 2000 to 2003. Prior to co-founding our company, Dr. Ho served as the Director of Packaging Development and Foundry Transfer at Siliconix from 1998 to 2000. Dr. Ho received his B.S. in chemistry from Tamkang University, Taiwan, and Ph.D. in chemistry from the University of Pittsburgh.

Chung Te Chang has been a director of our company since March 2006. Before his retirement, Mr. Chang served as the President, the Chief Executive Officer and the Vice Chairman of United Microelectronics Corporation, or UMC, a semiconductor foundry, from 1999 to 2007. He also served as the President of United Semiconductor Corporation, one of UMC’s joint venture companies, from 1996 to 1999. Prior to joining UMC, Mr. Chang worked for several technology companies, including Hewlett-Packard Company, Zilog, Inc., SeeQ Technology, Inc. and Paradigm Technologies, Inc. Mr. Chang received his M.S. in electrical engineering from the University of Texas at Austin.

Mark A. Stevens has been a director of our company since December 2006. Mr. Stevens is a partner at Sequoia Capital Limited Liability Partnership, or Sequoia Capital, where he focuses on investments in semiconductor, software, systems and energy-related areas. Prior to joining Sequoia Capital in 1989, he held various technical and field sales positions at Intel Corporation and was a member of the technical staff at Hughes Aircraft. Currently, he serves as a director of NVIDIA Corporation, a graphics processor company, and a member of the Board of Trustees of the University of Southern California. Mr. Stevens also currently serves as a Lecturer at the Stanford Graduate School of Business. Mr. Stevens received his B.S. in electrical engineering, B.A. in economics and M.S. in computer engineering, all from the University of Southern California, and M.B.A. from Harvard Business School.

Howard M. Bailey has been a director of our company since March 2006. Mr. Bailey joined Qpixel, Inc., a semiconductor company, as Chief Financial Officer in 2007. Mr. Bailey served as the Chief Financial Officer of Occam Networks, Inc., a provider of networking equipment, after it merged with Accelerated Networks, Inc., from June 2002 to 2005. Prior to that, Mr. Bailey was the Senior Vice President and Chief Financial Officer at C-Cube Microsystems, Inc., or C-Cube, a developer of digital video compression technology, from May 2000 to May 2001, where he participated in selling C-Cube to LSI Corporation. Mr. Bailey was also the Chief Financial Officer of Quantum Effect Devices, Inc., a microprocessor design company, from May 1998 to May 2000. Mr. Bailey was also the Chief Financial Officer of Photon Dynamics, a provider of management solutions for the flat panel display market, from 1994 to 1998. Currently, he serves as a director of Sococo Corporation, a social communication services company. Mr. Bailey received his B.S. in economics from the University of Maryland and M.B.A. in finance from the University of Utah.

Thomas W. Steipp has been a director of our company since November 2006. In August, 2010, he assumed the role as President and CEO of Liquid Metal Technologies. Prior to that, Mr. Steipp served in various roles at Symmetricom, Inc., a provider of telecommunication products, including as Chief Executive Officer, from December 1998 to June 2009, Chief Financial Officer from December 1998 to October 1999 and President and Chief Operating Officer of Telecom Solutions, a division of Symmetricom, from March 1998 to December 1998. Prior to joining Symmetricom, Mr. Steipp served as the Vice President and General Manager of Broadband Data Networks, a division of Scientific Atlanta, Inc., a transmission network supplier, from 1996 to 1998. Mr. Steipp received his B.S. in electrical engineering from the Air Force Academy and M.S. in industrial administration from Purdue University.

Richard W. Sevcik has been a director of our company since February 2010. Mr. Sevcik is the President of Sevcik Consulting, which he founded in 2006. Prior to founding Sevcik Consulting, Mr. Sevcik held various positions at Xilinx, Inc., a provider of programmable logic devices, including as the Executive Vice President and General Manager from January 2004 to May 2006, the Senior Vice President and General Manager from April 1997 to January 2004 and a member of the board of directors from 2000 to 2006. Prior to joining Xilinx, Mr. Sevcik held various positions at Hewlett-Packard Company, including Vice President from 1995 to 1997 and Group General Manager of its System Technology Group from 1994 to 1996. Mr. Sevcik received his B.S. in engineering physics from the University of Illinois and M.S. in electrical engineering from Northwestern University.

Ephraim Kwok has served as our Chief Financial Officer since October 2005. Prior to joining our company, Mr. Kwok served as Chief Financial Officer for various public and private companies in the U.S. including WJ Communications, Inc., a semiconductor company, from 2004 to 2005, Summit Microelectronics, Inc., a semiconductor company, from 2003 to 2004, and Elantec Semiconductor, Inc., a semiconductor company, from 1998 to 2001. At Elantec, Mr. Kwok led a follow-on public offering and managed the company through significant growth in its operations and market capitalization. Mr. Kwok received his B.S. in physiology from the University of California at Davis and M.B.A. in finance from the University of California at Berkeley.

Hamza Yilmaz, Ph.D., has served as our Executive Vice President of Marketing and Sales since November 2009. Dr. Yilmaz joined our company in January 2008 as Executive Vice President of Marketing. Prior to joining our company, Dr. Yilmaz was the Senior Vice President of Semiconductor Technology and Product Development and Operations at Volterra Semiconductor, Inc. from 2007 to 2008. Dr. Yilmaz was the Senior Vice President of Product and Technology Development at Fairchild Semiconductor Corporation from 2004 to 2007. He served as the Vice President of Technology Development at GEM Services, a semiconductor assembly and testing company, from 2002 to 2004, and he also held various executive positions at Siliconix from 1988 to 2001, including Executive Vice President of Power Product Line. Dr. Yilmaz received his B.S. in electrical engineering from Yildiz Teknik University in Istanbul, Turkey, M.S. in electrical engineering from the University of Texas at Austin, and Ph.D. in electrical engineering from the University of Michigan.

Yifan Liang has served as our Chief Accounting Officer since October 2006. Mr. Liang joined our company in August 2004 as our Corporate Controller. Prior to joining us, Mr. Liang worked with PricewaterhouseCoopers LLP, or PwC, from 1995 to 2004 in various positions, including Audit Manager in PwC’s San Jose office. Mr. Liang received his B.S. in management information system from the People’s University of China and M.A. in finance and accounting from the University of Alabama. Mr. Liang is a certified public accountant of Ohio and a member of the American Institute of Certified Public Accountants.

There are no family relationships among any of our directors and executive officers. The business address of each of our directors and executive officers is 475 Oakmead Parkway, Sunnyvale, California 94085.

B. Compensation

Our executive officers receive an annual base salary and are eligible to receive cash bonuses and equity awards, from time to time, as determined by the compensation committee or our board of directors. The aggregate amount of cash compensation (salaries and bonuses) paid and payables to our executive officers for fiscal year 2010 was approximately $1.8 million. For fiscal year 2010, we also granted options to purchase 50,000 common shares under our 2000 Share Plan and options to purchase 305,000 common shares under our 2009 Plan to our executive officers with an aggregate fair value on the date of grant of $2.8 million. These options have exercise prices that range from $8.40 per share to $18.00 per share and expiration dates that range from August 12, 2019 to April 27, 2020, subject to earlier termination upon termination of an officer’s employment. The equity ownership of our executive officers is described under the heading “Share Ownership,” below.

On March 1, 2010, our compensation committee approved a performance based bonus plan for calendar year 2010 for our executive officers. Pursuant to this plan, our executive officers will be entitled to receive a bonus specified as a percentage of their base salary, based upon the level of achievement of specified company financial and individual performance goals. Bonuses will be payable based on semi-annual and annual performance. No bonuses were paid during fiscal year 2010 under the plan.

For fiscal year 2010, our non-employee directors received an aggregate of $36,000 in cash as annual retainer and meeting fees. In addition, during fiscal year 2010 we granted options to purchase 37,500 common shares under the automatic grant program to our non-employee directors with an aggregate fair value on the date of grant of $0.3 million. The options have an exercise price of $18.00 per share and will expire on April 27, 2020, subject to earlier termination upon cessation of Board service. The equity ownership of our non-employee directors is described under the heading “Share Ownership” below.

We have adopted a non-employee director compensation policy which became effective as of the IPO. Pursuant to such policy, each individual serving as a non-employee board member at the beginning of the company’s fiscal year will be eligible to receive an annual retainer of $5,000 for board service. Non-employee board members serving as of the IPO date were paid a pro-rated amount of the annual retainer based on the period served from the IPO date through the end of our 2010 fiscal year. New non-employee board members elected or appointed to the board will receive a pro-rated amount of the annual retainer based on the period served from the date of appointment or election through the end of our fiscal year.

In addition, each non-employee director will receive the following meeting fees: (1) $2,000 for each board meeting attended in person, (2) $1,000 for each board meeting attended via teleconference and (3) $1,000 for each meeting of a committee of the board, whether attended in person or via teleconference.

Non-employee board members will also receive share option grants pursuant to the terms of the 2009 Plan, as described under the description of the automatic grant program under the heading “2009 Share Option/Share Issuance Plan” below.

We have not entered into any service contracts with any of our directors providing for benefits upon termination of service as a director.

Employment and retention agreements.

We have entered into an employment agreement with Dr. Mike F. Chang, our chief executive officer. Pursuant to the agreement, Dr. Chang will receive a base salary, which may be adjusted by our board of directors. Dr. Chang is also eligible to receive a cash bonus in an amount determined by our board depending on his performance. In addition, in the event Dr. Chang’s employment with the company terminates pursuant to an involuntary termination or his resignation for good reason, other than in connection with a change in control, he will become entitled to receive the following severance benefits: (1) salary continuation payments for a period of 12 months, and (2) continued health care coverage at the company’s expense for a period of up to 12 months. In the event Dr. Chang’s employment with the company terminates pursuant to an involuntary termination, or his resignation for good reason, within the period commencing on the date of the company’s execution of a definitive agreement for a change in control transaction and ending on the 12 month anniversary of the closing date of that change in control transaction, or the Change in Control Severance Period, he will become entitled to receive the following severance benefits: (1) salary continuation payments for a period of 24 months, (2) continued health care coverage at the company’s expense for a period of up to 24 months and (3) each outstanding equity award held by Dr. Chang will become fully vested. Severance benefits payable in connection with a change in control are subject to reduction in certain circumstances. Any such severance benefits will be subject to Dr. Chang’s execution of a general release of all claims against the company and compliance with his confidential information and inventions assignment agreement and certain non-competition and non-solicitation covenants during the period he is receiving severance benefits.

We have entered into retention agreements with the following executive officers: Dr. Yueh-Se Ho, Mr. Ephraim Kwok, Dr. Hamza Yilmaz and Mr. Yifan Liang. Pursuant to the terms of these agreements, in the event the individual’s employment with the company terminates pursuant to an involuntary termination, the individual will become entitled to receive the following severance benefits: salary continuation payments for a period of 6 months, and continued health care coverage at the company’s expense for a period of up to 6 months. In the event the individual’s employment with the company terminates pursuant to an involuntary termination or his or her resignation for good reason within the Change in Control Severance Period, in addition to the above benefits, each outstanding equity award held by the individual shall immediately vest with respect to the number of shares that would have vested if the individual remained employed with us for an additional one year period. Severance benefits payable in connection with a change in control are subject to reduction in certain circumstances. Any such severance benefits will be subject to the individual’s execution of a general release of all claims against the company and compliance with certain non-competition and non-solicitation covenants during the period the individual is receiving severance benefits.

Equity-based compensation plans

2000 Share Plan

Our officers have received share option grants under the 2000 Share Plan, which was adopted by our board of directors on November 9, 2000 and approved by our shareholders on November 9, 2000. The purpose of the 2000 Share Plan was to attract and retain the best available personnel, to provide additional incentive to our employees, directors and consultants to promote the success of our business and to enable those individuals to share in the growth and prosperity of the company by providing them with an opportunity to purchase equity in the company. The 2000 Share Plan provided for the award of incentive share options within the meaning of section 422 of the United States Internal Revenue Code of 1986, as amended, or Code, nonstatutory share options and share purchase rights. No awards have been granted under the 2000 Share Plan following adoption of the 2009 Share Option/Share Issuance Plan described below. As of June 30, 2010, options to purchase 3,939,633 common shares were outstanding under the 2000 Share Plan. The options currently outstanding under our 2000 Share Plan will immediately vest in the event we are acquired by merger or sale of substantially all of our assets, unless those options are assumed or equivalent options or rights are substituted by the acquiring entity.

2009 Share Option/Share Issuance Plan

Our 2009 Plan was adopted by our board of directors on August 13, 2009 as the successor to our 2000 Share Plan and was approved by our shareholders on September 18, 2009. In connection with the IPO, the company amended and restated the 2009 Plan to include certain additional programs and features. The amended and restated 2009 Plan, as described below, was approved by our board of directors and our shareholders on February 10, 2010, and became effective on April 28, 2010. Our executive officers and directors are eligible for grants under the 2009 Plan.

The 2009 Plan is divided into three incentive compensation programs:

•	the discretionary grant program under which eligible individuals may be granted options to purchase common shares and share appreciation rights tied to the value of our common shares;

•

the share issuance program under which eligible individuals may be issued common shares pursuant to restricted share awards, restricted share units, performance shares or other share-based awards which vest upon the attainment of pre-established performance milestones or the completion of a designated service period; and

•

the automatic grant program under which eligible non-employee board members will automatically receive options to purchase common shares at designated intervals over their period of continued board service.

Purpose. The purpose of the 2009 Plan is to promote our interests by providing eligible persons in the Company’s employment or service with the opportunity to acquire an equity interest in the Company as an incentive for them to continue in such employment or service.

Share reserve. We have initially reserved 1,250,000 common shares for issuance under the 2009 Plan. The number of the company’s common shares reserved for issuance under the 2009 Plan will automatically increase on the first trading day of January of each calendar year during the term of the 2009 Plan, beginning January 2011, by an amount equal to 3% of the total number of common shares outstanding on the last trading day in December of the immediately preceding calendar year, but in no event will such annual increase exceed 750,000 shares.

Shares subject to awards under the 2009 Plan which remain unissued upon the expiration or termination of those awards will be available for subsequent grants under the 2009 Plan. Any unvested shares issued under the 2009 Plan that are subsequently forfeited or that we repurchase, at a price not greater than the original issue price paid per share, pursuant to our repurchase rights under the 2009 Plan will be added back to the number of shares reserved for issuance under the 2009 Plan and will accordingly be available for subsequent issuance. The following share counting procedures will apply:

•

Should the exercise price of an option be paid in common shares, then the number of shares reserved for issuance under the 2009 Plan will be reduced by the net number of shares issued under the exercised option, and not by the gross number of shares for which that option is exercised.

•

Should common shares otherwise issuable under the 2009 Plan be withheld by us in satisfaction of the withholding taxes incurred in connection with the exercise, issuance or vesting of an award, then the number of common shares available for issuance under the 2009 Plan will be reduced by the net number of shares issued pursuant to that award, as calculated after any such share withholding.

•

Upon the exercise of any share appreciation right granted under the 2009 Plan, the share reserve will be reduced by the net number of shares actually issued upon such exercise and not by the gross number of shares as to which such share appreciation right is exercised.

Eligibility. Employees, non-employee directors and independent consultants in our employment or service or in the employment or service of our parent or subsidiary companies (whether now existing or subsequently established) are eligible to participate in the discretionary grant and share issuance programs. The non-employee members of our board of directors will be eligible to participate in those programs as well as the automatic grant program. No one person participating in the 2009 Plan may be granted awards for more than 250,000 common shares in the aggregate per calendar year; provided, however, that the limit shall be 400,000 common shares for the calendar year in which the individual is initially hired.

Administration. The compensation committee of our board of directors will have the exclusive authority to administer the discretionary grant and share issuance programs with respect to awards made to our executive officers and non-employee board members and will also have the authority to make awards under those programs to all other eligible individuals. However, any awards for members of the compensation committee (other than pursuant to the automatic grant program) must be authorized by a disinterested majority of our board of directors. Our board of directors may at any time appoint a secondary committee of one or more board members to have separate but concurrent authority with the compensation committee to make awards under those programs to individuals other than executive officers and board members. Administration of the automatic grant program will be self-executing in accordance with the terms of that program, and no plan administrator will exercise any discretionary functions with respect to any awards made under that program. The term “plan administrator,” as used in this summary, will mean our compensation committee and any secondary committee, to the extent each such entity is acting within the scope of its administrative authority under the 2009 Plan.

The plan administrator will determine which eligible individuals are to receive awards under the discretionary grant and share issuance programs, the time or times when those awards are to be made, the number of shares subject to each such award, the applicable vesting, exercise and issuance schedules for each such award, the maximum term for which such award is to remain outstanding and the cash consideration (if any) payable per share under the share issuance program.

Discretionary grant program. Under the discretionary grant program, eligible individuals may be granted options to purchase our common shares or share appreciation rights tied to the value of our common shares. Options may be either incentive share options within the meaning of section 422 of the Code, or non-statutory share options. The number of common shares that may be issued pursuant to incentive share options under Section 422 of the U.S. Internal Revenue Code will be limited to 1,150,000 shares, increased on the first trading day of January of each calendar year during the term of the 2009 Plan, beginning January 2011, by the number of shares by which the share reserve is to automatically increase on such date up to a maximum of 750,000 shares.

The exercise price for options will not be less than 100% of the fair market value per common share on the grant date. No share option will have a term in excess of ten years, and each grant will be subject to earlier termination following the recipient’s cessation of service with us. The grants will generally vest and become exercisable in installments over the recipient’s period of continued service. However, one or more awards may be structured so that those awards will vest and become exercisable only after the achievement of pre-established corporate performance objectives.

The 2009 Plan will allow the issuance of two types of share appreciation rights under the discretionary grant program:

•

Tandem share appreciation rights provide the holders with the right to surrender their options for an appreciation distribution from us in an amount equal to the excess of (1) the fair market value of the vested common shares subject to the surrendered option over (2) the aggregate exercise price payable for those shares.

•

Stand-alone share appreciation rights allow the holders to exercise those rights as to a specific number of common shares and receive in exchange an appreciation distribution from us in an amount equal to the excess of (1) the fair market value of the common shares as to which those rights are exercised over (2) the aggregate base price in effect for those shares. The base price per share may not be less than the fair market value per share of our common shares on the date the stand-alone share appreciation right is granted, and the right may not have a term in excess of ten years.

The distribution with respect to any exercised tandem or stand-alone share appreciation right will be made in common shares, cash, or a combination of cash and common shares. Share appreciation rights will remain exercisable for a limited period following the holder’s cessation of service, but only to the extent those rights are exercisable at the time of such cessation of service.

Share issuance program. Under the share issuance program, eligible individuals may be issued common shares, either vested or unvested, pursuant to restricted share awards, restricted share units, performance shares or other share-based awards which vest upon the attainment of pre-established performance milestones or the completion of a designated service period. Shares may also be issued as a share bonus without any cash payment required of the recipient.

Automatic grant program. Under the automatic grant program, non-employee board members will receive a series of automatic grants of share options over their period of board service. All grants under the automatic grant program will be made in strict compliance with the express provisions of such program. Three types of awards will be made under the program:

•

IPO Awards. Each individual who was serving as a non-employee board member on April 28, 2010 was granted an option to purchase 7,500 common shares on such date with an exercise price equal to the IPO price.

•

Initial Awards. Each individual who first becomes a non-employee board member after April 28, 2010 other than as a result of his or her initial election to the board at an annual shareholders meeting will, at the time of his or her election to the board, receive an option grant to purchase that number of common shares determined by multiplying 7,500 by a fraction, the numerator of which is the number of months (rounded up to the next whole month) that will elapse between the date of such election or appointment and the date of the next annual shareholders meeting and the denominator of which is 12, provided that such individual has not previously been in the employ of the company of any of its parents or subsidiaries.

•

Annual Awards. On the date of each annual shareholders meeting, beginning with the 2010 Annual Shareholders Meeting, each individual who commences service as a non-employee board member by reason of his or her election to the board at such meeting and each individual who will continue to serve as a non-employee board member will automatically be granted an option to purchase 7,500 common shares.

Each option grant under the program will have an exercise price per share equal to the fair market value per common share on the grant date and will have a term of ten years, subject to earlier termination following the optionee’s cessation of board service. The shares subject to each initial award will vest on the date of the next succeeding regular annual shareholders meeting following the grant date, provided the individual continues in board service through such date. The shares subject to each annual award will vest upon the earlier of (1) that individual’s completion of one year of board service measured from the grant date or (2) such individual’s continuation in board service through the day immediately preceding the date of the next annual shareholders meeting following such grant date. Each option grant under the program will immediately vest in full upon the optionee’s death or disability while a board member or upon the occurrence of certain changes in ownership or control.

The option grants under the automatic option grant program will be taxable as non-statutory options under the U.S. Federal income tax laws.

Change in control. The 2009 Plan includes the following change in control provisions that may result in the accelerated vesting of outstanding awards:

•

in the event of a change in control, each outstanding award which is not to be assumed by the successor corporation will automatically accelerate in full, and all unvested shares will immediately vest except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation;

•

the plan administrator will also have the authority to grant awards which will immediately vest in the event of a change in control, whether or not those awards are assumed by the successor corporation; and

•

the plan administrator will also have complete discretion to structure one or more awards so those awards will vest as to all the underlying shares in the event those awards are assumed or otherwise continued in effect but the individual’s service with us or the acquiring entity is subsequently terminated by reason of an involuntary termination within a designated period following the change in control event.

A change in control will be deemed to occur upon the occurrence of the following events: (1) we are acquired by merger; (2) any person or group of related persons becomes the beneficial owner of securities possessing more than 50% of the total combined voting power of our outstanding securities; or (3) a shareholder-approved sale or other disposition of all or substantially all of our assets in liquidation or dissolution of the company.

Adjustments. In the event any change is made to the outstanding common shares by reason of any share split, share dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction or other change in corporate structure effected without our receipt of consideration or should the value of the outstanding common shares be substantially reduced by reason of a spin-off transaction or extraordinary dividend or distribution, equitable adjustments will be made to: (1) the maximum number or class of securities issuable under the 2009 Plan; (2) the number or class of securities by which the share reserve is to increase each calendar year pursuant to the automatic share increase provisions of the plan; (3) the number or class of securities that may be issued pursuant to incentive share options under the plan; (4) the number or class of securities for which awards may be subsequently made to new and continuing non-employee board members under the automatic grant program; (5) the number or class of securities and the exercise or base price per share in effect for outstanding awards under the discretionary grant program; (6) the number or class of securities for which any one person may be granted options, share appreciation rights, direct share issuances and other share-based awards under the plan per calendar year; and (7) the number or class of securities subject to each outstanding award under the share issuance program and the cash consideration, if any, payable per share. Such adjustments will be made in such manner as the plan administrator deems appropriate in order to preclude any dilution or enlargement of benefits under the 2009 Plan or the outstanding awards thereunder.

Financing. The plan administrator may permit any award holder to pay the exercise or purchase price of an award under the plan by delivering a full-recourse promissory note payable in one or more installments which bears interest at a market rate and is secured by the purchased shares and is subject to such other terms and conditions deemed appropriate by the plan administrator. In no event, however, may the maximum credit available to the participant exceed the sum of (1) the aggregate option exercise price or purchase price payable for the purchased shares plus (2) any applicable tax liability incurred by the participant in connection with the option exercise or share purchase.

Repricing. The plan administrator will have the authority to effect, with the consent of the affected award holders, the cancellation of any or all outstanding options or share appreciation rights under the 2009 Plan and to grant in substitution therefor one or more of the following: (1) new options or share appreciation rights covering the same or different number of common shares but with an exercise or base price per share based on the fair market value per common share on the new award grant date or (2) cash or equity securities of the company, whether vested or unvested. The plan administrator will also have the authority, exercisable at any time and from time to time, with the consent of the affected holders, to reduce the exercise or base price of one or more outstanding options or share appreciation rights to a price not less than the then current fair market value per common share or issue new options or share appreciation rights with a lower exercise or base price in immediate cancellation of outstanding options or share appreciation rights with a higher exercise or base price.

Amendment of the 2009 Plan. Our board of directors will have complete and exclusive power and authority to amend or modify the 2009 Plan in any or all respects. However, no such amendment or modification will adversely affect the rights and obligations with respect to awards or unvested share issuances at the time outstanding under the 2009 Plan unless the participant consents to such amendment or modification. In addition, certain amendments may require shareholder approval pursuant to applicable laws and regulations.

Termination of the 2009 Plan. The 2009 Plan will terminate upon the earliest of (1) September 17, 2019, (2) the date on which all shares available for issuance under the 2009 Plan shall have been issued as vested shares or (3) the termination of all outstanding awards under the 2009 Plan in connection with a change in control. All awards and unvested share issuances outstanding at the time of the expiration of the 2009 Plan will continue to have full force and effect in accordance with the provisions of the documents evidencing those awards or issuances.

Employee Share Purchase Plan

The Employee Share Purchase Plan, or Purchase Plan, was adopted by our board of directors and approved by our shareholders on February 10, 2010 and became effective on April 28, 2010. The Purchase Plan is designed to allow our eligible employees and the eligible employees of our subsidiaries (whether now existing or subsequently established) to purchase common shares at periodic intervals through their accumulated periodic payroll deductions (or other permitted contributions). The Purchase Plan is administered by our compensation committee. Our executive officers are eligible to participate in the Purchase Plan.

Share reserve. An aggregate of 600,000 of our common shares were reserved for issuance under the Purchase Plan. The share reserve will automatically increase on the first trading day of January of each calendar year during the term of the Purchase Plan, beginning January 2011, by an amount equal to 0.75% of the total number of common shares outstanding on the last trading day in December of the immediately preceding calendar year, but in no event will such annual increase exceed 250,000 shares.

Should any change be made to our outstanding common shares by reason of any share split, share dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction, extraordinary distribution or other change affecting the outstanding common shares as a class without our receipt of consideration or should the value of the outstanding common shares be substantially reduced as a result of a spin-off transaction or an extraordinary dividend or distribution, then equitable adjustments will be made by the plan administrator to (1) the maximum number or class of securities issuable under the Purchase Plan, (2) the maximum number or class of securities by which the share reserve is to increase automatically each calendar year, (3) the maximum number or class of securities purchasable per participant on any one purchase date during an offering period, (iii) the maximum number or class of securities purchasable in total by all participants on any one purchase date and (4) the number or class of securities and the price per share in effect under each outstanding purchase right. The adjustments will be made in such manner as the plan administrator deems appropriate and such adjustments shall be final, binding and conclusive.

Eligibility. In general, any individual who is employed on a basis under which he or she is regularly expected to work for more than twenty hours per week for more than five months per calendar year in the employ of any participating parent or subsidiary corporation (whether any such corporation is now in existence or is subsequently established at any time during the term of the Purchase Plan) is eligible to participate in any offering period implemented under the Purchase Plan.

Offering Periods and Purchase Rights. Common shares are offered under the Purchase Plan through a series of offering periods with a duration not to exceed twenty-four months. Each offering period is itself be comprised of one or more purchase intervals. At the time the participant joins an offering period, he or she will be granted a purchase right to acquire common shares on the last day of each purchase interval within that offering period.

Should the fair market value per common share on any purchase date within an offering period be less than the fair market value common share on the start date of that offering period, then the individuals participating in that offering period will, immediately after the purchase of our common shares on their behalf on such purchase date, be transferred from that offering period and automatically enrolled in the new offering period commencing on the next business day following such purchase date.

Purchase Price. The purchase price of the common shares acquired on each purchase date will be fixed by the plan administrator at the start of each offering period and will not be less than eighty-five percent (85%) of the lower of (1) the fair market value per common share on the participant’s entry date into the offering period or (2) the fair market value per common share on the purchase date.

Payroll Deductions and Share Purchases. Contributions to the Purchase Plan will be effected in the form of periodic payroll deductions (or such other form permitted by the plan administrator) of up to fifteen percent (15%) of the participant’s cash earnings or base salary (as determined by the plan administrator). On each purchase date within an offering period, each participant’s contributions to the Purchase Plan for the purchase interval ending on that purchase date will automatically be applied to the purchase of whole common shares at the purchase price in effect for the participant for that purchase date subject to certain limitations under the Purchase Plan.

Amendment and Termination. The Purchase Plan will terminate upon the earliest to occur of (1) February 9, 2020, (2) the date on which all shares available for issuance thereunder are sold pursuant to exercised purchase rights or (3) the date on which all purchase rights are exercised in connection with a change in control. Our board of directors may alter or amend the Purchase Plan at any time to become effective as of the start date of the next offering period thereafter. Certain amendments may require shareholder approval pursuant to applicable laws and regulations.

C. Board Practices

Board of directors

Our bye-laws provide that our board of directors shall consist of not less than two directors. Our board of directors currently consists of seven directors. Our board of directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. Our board of directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our board of directors.

No shareholder has the contractual right to designate persons to be elected to our board of directors, and our bye-laws provide that directors be elected upon a resolution passed at a duly convened shareholders meeting, to hold office for such term as the shareholders may determine or until their successors are appointed or elected in accordance with our bye-laws. There is no minimum share ownership or age limit requirement for qualification to serve as a member of our board of directors.

Mark A. Stevens was elected to our board by the series C investors pursuant to the amended and restated investor rights agreement dated December 29, 2006. The rights of the series C investors to elect a director expired upon completion of our IPO on May 4, 2010. Except for Mr. Stevens, none of our directors or executive officers has been elected pursuant to any arrangements or understandings with any of our shareholders, customers, suppliers or others. We believe that each of our directors, except for Dr. Mike F. Chang and Dr. Ho, is an “independent director” under the current rules of The NASDAQ Stock Market.

Committees of the board of directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee. We believe that the composition of these committees meet the criteria for independence under, and the functioning of these committees complies with, the applicable requirements of the Sarbanes-Oxley Act of 2002, the current rules of The NASDAQ Stock Market and SEC rules and regulations. We intend to comply with future requirements as they become applicable to us. The board of directors has determined that Mr. Howard M. Bailey is an audit committee financial expert, as defined by the rules promulgated by the SEC. Each committee has the composition and responsibilities described below:

Audit committee

Our audit committee consists of Howard M. Bailey, Thomas W. Steipp and Mark A. Stevens. The audit committee is chaired by Howard M. Bailey. The audit committee’s responsibilities include:

•	assisting our board of directors in its oversight of the integrity of our financial statements, risk management and internal control over financial reporting;

•	retaining and setting compensation of our independent auditor, evaluating and monitoring its performance, and if appropriate, discharging our independent auditor;

•	reviewing and approving all audit and non-audit services of our independent auditor;

•	reviewing and discussing with management and our independent auditor our financial statements included in public filings;

•	discussing with our independent auditor significant financial reporting issues in connection with the preparation of our financial statements;

•	resolving any disagreements between management and our independent auditor regarding financial reporting;

•	overseeing our disclosure controls and procedures; and

•	reviewing and approving related party transactions.

Compensation committee

Our compensation committee consists of Mark A. Stevens, Chung Te Chang and Richard W. Sevcik. The compensation committee is chaired by Mark A. Stevens. The compensation committee’s responsibilities include:

•	establishing compensation arrangements and incentive goals for executive officers and administering compensation plans and equity-based plans;

•	evaluating the performance of executive officers and awarding incentive compensation and adjusting compensation arrangements as appropriate based upon performance; and

•	reviewing and monitoring management development and succession plans and activities.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Chung Te Chang, Thomas W. Steipp and Richard W. Sevcik. The nominating and corporate governance committee is chaired by Chung Te Chang. The nominating and corporate governance committee’s responsibilities will include:

•	recommending to the board of directors the composition and operations of the board;

•

identifying individuals qualified to serve as members of the board, and identifying and recommending that the board select the director nominees for the next annual meeting of shareholders and fill vacancies on the board; and

•	recommending to the board the responsibilities of each board committee, the composition and operation of each board committee and the director nominees for assignment to each board committee.

D. Employees

As of June 30, 2010, we had 1,091 full-time employees, of which 110 were located in the United States, 905 were located in China, and 76 were located in other parts of Asia. Of our employees, 796 were in operations and manufacturing, 110 were in research and development, 109 were in sales and marketing and 76 were in general and administrative.

Our employees are not covered by any collective bargaining arrangement. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of June 30, 2010, by

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

The calculations in the shareholder table below are based on 22,100,985 common shares issued and outstanding as of June 30, 2010. Beneficial ownership is determined in accordance with the rules of the SEC. All options exercisable into common shares within 60 days following June 30, 2010 are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding for the purpose of computing the percentage ownership of any other shareholder. Except as described in the footnotes below, we believe each shareholder has sole voting and investment power with respect to the common shares indicated in the table as beneficially owned. Unless otherwise indicated in the footnotes below, the principal address of each of the shareholders below is: c/o Alpha and Omega Semiconductor Incorporated, 475 Oakmead Parkway, Sunnyvale, California 94085.

Name	Number of Shares Beneficially Owned Number	Percentage of Outstanding Shares %
Directors and Executive Officers:
Mike F. Chang (1)	4,211,836	19.00
Yueh-Se Ho (2)	356,667	1.61
Chung Te Chang (3)	7,500	*
Mark A. Stevens (4)	0	—
Howard M. Bailey (3)	7,500	*
Thomas W. Steipp (5)	7,500	*
Richard W. Sevcik	0	—
Ephraim Kwok (6)	193,333	*
Hamza Yilmaz (7)	87,500	*
Yifan Liang (8)	56,667	*
All Directors and Executive Officers (10 persons) as a group (9)	4,928,503	21.81
Principal Shareholder:
Entities affiliated with Sequoia Capital (10)	3,000,000	13.57

*	Beneficially owns less than 1% of our ordinary shares.

(1)	Includes 68,750 common shares issuable upon exercise of options exercisable within 60 days of June 30, 2010, which have exercise prices that range from $13.00 per share to $14.30 per share and expiration dates that range from November 6, 2012 to November 6, 2017.
(2)	Includes 75,000 common shares issuable upon exercise of options exercisable within 60 days of June 30, 2010, which have an exercise price of $11.00 per share and an expiration date of July 12, 2017.
(3)	Represents 7,500 common shares issuable upon exercise of options exercisable within 60 days of June 30, 2010, which have an exercise price of $8.60 per share and an expiration date of July 5, 2016.
(4)	Mark A. Stevens is affiliated with Sequoia Capital Growth Fund III AIV, L.P., Sequoia Capital Growth Partners III, L.P. and Sequoia Capital Growth III Principals Fund, or collectively Sequoia Capital, which collectively own 3,000,000 common shares. His address is 3000 Sand Hill Road, 4-250, Menlo Park, California 94025.
(5)	Represents 7,500 common shares issuable upon exercise of options exercisable within 60 days of June 30, 2010, which have an exercise price of $8.60 per share and an expiration date of April 3, 2017.
(6)	Includes 188,333 common shares issuable upon exercise of options exercisable within 60 days of June 30, 2010, which have an exercise price of $6.00 per share and an expiration date of October 30, 2015.
(7)	Includes 87,500 common shares issuable upon exercise of options exercisable within 60 days of June 30, 2010, which have exercise prices that range from $7.60 per share to $13.00 per share and expiration dates that range from February 6, 2018 to August 12, 2019.
(8)	Includes 49,667 common shares issuable upon exercise of options exercisable within 60 days of June 30, 2010, which have exercise prices that range from $2.00 per share to $13.00 per share and expiration dates that range from April 14, 2015 to February 6, 2018.
(9)	Includes 491,750 common shares subject to options held by current directors and executive officers that will become exercisable within 60 days of June 30, 2010.
(10)	Includes 2.823,300 common shares held by Sequoia Capital Growth Fund III AIV, L.P., 30,900 common shares held by Sequoia Capital Growth Partners III, L.P. and 145,800 common shares held by Sequoia Capital Growth III Principals Fund. SCGF III Management, LLC, or SCGF, is the general partner of Sequoia Capital Growth Fund III AIV, L.P., Sequoia Capital Growth Partners III, L.P. and Sequoia Capital Growth III Principals Fund. The members of SCGF are Roelof Botha, J. Scott Carter, James Goetz, Michael L. Goguen, Douglas M. Leone, Mark D. Kvamme and Michael Moritz, each of whom may be deemed to have shared voting and investment power over the shares held by the funds affiliated with Sequoia Capital. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. The address for Sequoia Capital Growth Fund III AIV, L.P., Sequoia Capital Growth Partners III, L.P. and Sequoia Capital Growth III Principals Fund is 3000 Sand Hill Road, 4-250, Menlo Park, California 94025.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of June 30, 2010, 22,100,985 of our common shares were issued and outstanding. To our knowledge, as of June 30, 2010, we had 139 record holders in the U.S., representing approximately 51.7% of our outstanding shares on that date.

For the options granted to our directors, officers and employees, please see “—B. Compensation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Relationship with APM

As of June 30, 2010, we owned an aggregate of 16,000,000 series A preferred shares and 4,000,000 common shares of APM, representing a 40.3% equity stake. As a holder of the series A preferred shares of APM, we are entitled to certain rights, including dividend rights, liquidation preference, anti-dilution adjustment, redemption rights, registration rights, pre-emptive rights, right of first refusal and co-sale rights.

During the fiscal year ended June 30, 2010, we relied on APM for approximately 66% of our total volume of packaging and testing requirements. We expect that we will continue to purchase packaging and testing services from APM in the foreseeable future. During the past fiscal year, APM has been our largest outside service provider for our packaging needs and we have been the principal customer of APM during this period. Our purchases of semiconductor packaging services from APM were $79.7 million for the fiscal year ended June 30, 2010. We had trade and other payables due to APM in the amounts of $10.1 million at June 30, 2010. For the fiscal year ended June 30, 2010, we also purchased certain used equipment from APM in the amounts of $0.6 million.

Pursuant to a technology license agreement with APM dated July 20, 2005, as amended on July 16, 2010, we granted APM a non-exclusive license to use certain of our proprietary packaging technology. In connection with the license grant, APM agreed to provide us with priority in the utilization of its packaging capacity and charge us the lowest price it charges to other customers. Pursuant to this agreement, APM may use certain proprietary technology granted by us under the license agreement, or the Group I Technology, for its customers in general. APM may only use, on their equipment, certain other new proprietary technology granted under the license agreement, or the Group II Technology, to provide packaging services solely to us for a period of two years, which may be extended for an additional year if we meet certain requirements relating to the utilization rate of APM’s capacity. Following expiration of this exclusivity period, APM may use the Group II Technology for other customers if certain conditions are met, including charging us a price 10% lower than the lowest price it offers to other customers. The agreement contains a non-disclosure provision under which APM agreed not to disclose confidential information relating to our proprietary packaging technology to third parties. APM also agreed to indemnify us for any claim, action or proceeding alleging services using any technology delivered by APM infringes any third-party copyrights or patents. Under the agreement, the license relating to Group I Technology will remain effective so long as APM is engaged in the semiconductor packaging business. The license relating to Group II Technology has an initial term of five years and may be extended automatically for successive one-year periods unless either party provides a notice of non-renewal prior to the expiration of the term. The party giving the non-renewal notice is also required to provide commercially reasonable cooperation for an orderly transition. The initial five-year term of the license relating to Group II Technology was automatically extended to July 20, 2011.

In addition, pursuant to a voting agreement between APM and its shareholders, certain common shareholders, including two of our officers, have the right to designate three members of APM’s board of directors. These shareholders initially designated our Chief Executive Officer, Dr. Mike F. Chang, to serve as one such director. In February 2007, Dr. Chang resigned from APM’s board of directors and a senior manager of our company was designated to serve as a member of APM’s board of directors.

As of June 30, 2010, our Chief Executive Officer, Dr. Mike F. Chang and our Chief Operating Officer, Dr. Yueh-Se Ho, collectively held a 2.8% equity stake in APM.

Indemnification agreements

Following the completion of our IPO in May 2010, we entered into indemnification agreements with each of our directors and executive officers that provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our bye-laws. Pursuant to these agreements, we will indemnify each such person (to the fullest extent permitted by Bermuda law) against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or executive officer or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity. However, we are not obligated to indemnify our directors or executive officers under these agreement if:

•	indemnification is prohibited by our bye-laws or applicable law;

•	the action initiated by the person is not authorized by our board of directors; or

•	a court determines that the person did not act in good faith and in a manner that such officer or director reasonably believed to be in or not opposed to the best interests of the company.

Preferred share financings

Since our inception, we have completed three rounds of preferred share financings. Between November 2000 and March 2001, we sold an aggregate of 5,050,000 series A preferred shares for total consideration of $10.1 million. Between December 2002 and November 2004, we sold an aggregate of 2,488,094 series B preferred shares for total consideration of $10.4 million. Between December 2006 and January 2007, we sold an aggregate of 3,174,000 series C preferred shares at total consideration of $31.7 million.

Prior to the completion of our IPO on May 4, 2010, the investors in our series A preferred shares, series B preferred shares and series C preferred shares, or the Financial Investors, enjoyed certain rights and privileges, including non-cumulative dividend rights, liquidation preferences, registration rights, information rights and veto rights with respect to certain corporate actions. In addition, pursuant to the Amended and Restated Investors Rights Agreement dated December 29, 2006 between us and the Financial Investors, one of the investors in our series C preferred shares, Sequoia Capital Growth Fund and its affiliates, or Sequoia Capital, had the right to designate one director to our board of directors. The initial designee by Sequoia Capital was Mark A. Stevens.

Immediately following the completion of our IPO on May 4, 2010, the rights and privileges available to our Financial Investors under applicable financing agreements, including Sequoia Capital’s right to designate a director, were terminated and all our preferred shares were converted into our common shares.

Employment and Retention Agreements with Executives

Please see “Item 6. Directors and Senior Management and Employees—B. Compensation—Employment and Retention Agreements”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see Item 18 for a list of the financial statements filed as part of this annual report.

B. Significant Changes

There has been no significant subsequent event following the close of the last fiscal year up to the date of this annual report that is known to us and requires disclosure in this annual report for which disclosure was not made in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

On May 4, 2010, we completed our IPO of common shares in which we sold and issued 3.4 million common shares at the IPO price of $18.00 per share. The historical ‘high’ and ‘low’ closing prices of our common shares since our IPO are shown below.

	Price per common share on NASDAQ
	High	Low
Annual highs and lows for fiscal year 2010	$17.91	$13.80
Quarterly highs and lows:
Quarter ended June 30, 2010	$17.91	$13.80
Monthly highs and lows:
April 2010	$17.91	$17.70
May 2010	$17.90	$13.85
June 2010	$15.35	$13.80
July 2010	$13.56	$12.35

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are listed on The NASDAQ Global Market with trading symbol “AOSL”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our memorandum of association and our bye-laws contained in our registration statement on Form F-1 (File No. 333- 165823) under the heading “Description of Share Capital”, initially filed with the SEC on March 31, 2010, as amended and supplemented by the related prospectuses.

C. Material Contracts

We have not entered into any material contracts other than contracts in the ordinary course of business and other than those described in “Item 4. Information on the Company” and in “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on foreign currency exchange” and “—Regulations on foreign loans to PRC subsidiaries.”

As an “exempted company” under Bermuda law, we have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to non-Bermuda residents who are holders of our common shares. As an “exempted company,” we are also exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians.

Prior consent by the Bermuda Monetary Authority is required to issue or transfer any shares of an exempted company. The Bermuda Monetary Authority has given consent for the issuance and free transferability of all of our common shares that were sold in our IPO to and between non-residents of Bermuda for exchange control purposes, provided that our common shares remain listed on an appointed stock exchange, which includes The NASDAQ Stock Market. Approvals or permissions to be given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

Any issues of shares, and any transfers of our common shares to any person regarded as resident in Bermuda for exchange control purposes, require specific prior approval from the Bermuda Monetary Authority under the Exchange Control Act. If such approval was not obtained, then the transfer of our common shares could not be registered in the register of our company and the transferee would not become the legal owner of the common shares.

E. Taxation

The following summary of the material Bermuda and United States federal and PRC income tax consequences of an investment in our common shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.

Bermuda taxation

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our common shares. We have obtained an assurance from the

Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our common shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

Material United States federal tax considerations

The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of our common shares by U.S. Holders (as defined below) and does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular investor. This summary addresses only investors who hold their common shares as capital assets. This summary does not discuss all aspects of United States federal taxation that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws in light of their individual investment circumstances, such as:

•	a broker or dealer in securities;

•	certain financial institutions;

•	a trader in securities who elects to use a mark-to-market method of accounting for securities holdings;

•	a retirement plan or other tax-exempt organization;

•	a life insurance company;

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes;

•	a person subject to the alternative minimum tax;

•	holders who are not U.S. Holders;

•	a person that actually or constructively owns 10% or more of the company’s voting shares;

•	a person that holds the common shares as part of a straddle, hedge, synthetic security, conversion or other integrated transaction; or

•	a person whose functional currency is not the U.S. dollar.

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended, or the Code, regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein.

As used in this summary, a “U.S. Holder” is any beneficial owner of a Share that is, for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity that is treated as a corporation for U.S. federal tax purposes) that is created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia); (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or that has elected to be treated as a United States person under the Code.

This summary does not address the tax consequences to partners, shareholders, or other equity holders in, or beneficiaries of, a shareholder, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the common shares.

Prospective investors should consult their own tax adviser regarding the United States federal, state, local and other tax consequences to them of the purchase, ownership and disposition of the common shares.

U.S. federal tax treatment of distributions

Any cash distributions on the common shares received by a U.S. Holder, other than certain pro rata distributions of common shares to all shareholders, will be included in the gross income of a U.S. Holder as dividend income to the extent paid out of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes).

For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a passive foreign investment company, or PFIC, for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (2) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Because the common shares are traded on The NASDAQ Global Market, they are considered readily tradable on an established securities market in the United States.

Cash distributions on common shares in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its common shares, and thereafter as gain from the sale or exchange of a capital asset. Dividends received on the common shares will not be eligible for the dividends-received deduction generally allowed to U.S. Holders that are corporations. Dividends generally will be treated as income from foreign sources.

All distributions will be subject to the special tax rules described below under “Investment in a Passive Foreign Investment Company” in the event we are or become classified as a PFIC.

Sale or other disposition of securities

In general, a U.S. Holder of common shares will recognize capital gain or loss on the sale or other disposition of a share equal to the difference between the amount realized on the sale or other disposition of the share and such U.S. Holder’s adjusted tax basis in the share. Any capital gain or loss will be long-term if the share has been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Certain non-corporate U.S. Holders (including individuals) may qualify for a U.S. federal income tax rate of 15% in respect of long-term capital gains for taxable years beginning before January 1, 2011. Under current law, that 15% rate is scheduled to revert to 20% for taxable years beginning after December 31, 2010. The deduction of capital losses is subject to limitations under the Code.

The Health Care and Education Reconciliation Act of 2010, or Reconciliation Act, signed into law on March 30, 2010 by President Obama, imposes a 3.8% Medicare contribution tax on net investment income earned by U.S. individuals, estates, or trusts. The tax is effective for taxable years beginning after December 31, 2012 and applies to the lesser of:

•	net investment income; or

•	modified adjusted gross income over the threshold amount for individuals.

Net investment income includes, among other items, dividends and capital gains from the sale or disposition of shares. The threshold amount is $250,000 for a taxpayer filing a joint return, $125,000 for a married taxpayer filing a separate return, and $200,000 in any other case.

With respect to trusts or estates, the tax applies to the lesser of:

•	undistributed net investment income, or

•

the excess, if any, of the estate or trust’s adjusted gross income over the dollar amount (currently set at $11,200), at which the highest income tax bracket for estates and trusts begins for the taxable year as set forth in the Code.

Dividend income and capital gains from the sale or other disposition of our shares by affected U.S. Holders may be subject to tax under the Reconciliation Act. U.S. Holders should consult their tax advisors regarding the effect, if any, of the Reconciliation Act on their ownership and disposition of our common shares.

Investment in a passive foreign investment company

A non-United States corporation, such as us, will be classified as a PFIC, for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. For this purpose, cash is categorized as a passive asset and unbooked intangibles are taken into account.

Based on our current income and assets, we presently do not believe that we should be classified as a PFIC with respect to any past, current or future taxable year. However, the authorities we rely upon in making our determination as to PFIC status are complex and may be interpreted differently by the Internal Revenue Service, or the IRS, and the courts. We have not sought a ruling from the IRS with respect to our PFIC status, and there can be no assurance that the IRS will agree with our determination. If the company were treated as a PFIC for any taxable year U.S. Holders could be subject to certain adverse tax consequences.

In the event that the company constitutes a PFIC for any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder will be subject to tax at ordinary income tax rates on any gain recognized on the disposition of any share and any “Excess Distribution” (as defined below) paid in respect of the common shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a certain portion thereof) for the common shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the share). The U.S. Holder would be subject to tax on such items at the highest ordinary income tax rate for each taxable year, other than the current year, in which the items were treated as having been earned, regardless of the rate otherwise applicable to the U.S. Holder. Further, such U.S. Holder would also be subject to an interest charge on the tax on such gain or excess distribution attributable to prior years. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of the shares as security for a loan may be treated as a taxable disposition of such common shares. Finally, the preferential 15% maximum rate on our dividends (under current law applicable only to taxable years beginning before January 1, 2011) would not apply if we are or become classified as a PFIC.

It is unlikely that a U.S. Holder will be able to avoid the tax consequences described above by electing to treat the Company as a qualified electing fund because the company does not intend to provide the information that U.S. Holders need to make such an election.

If the company is treated as a PFIC, U.S. Holders may be permitted to make a mark-to-market election with respect to the common shares if such common shares are considered “marketable stock” as defined in section 1296 of the Code. If a U.S. Holder elects mark-to-market treatment, any excess of the fair market value of the PFIC stock at the close of the tax year over the U.S. Holder’s adjusted basis in the stock is included in the U.S. Holder’s income.

The U.S. Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the U.S. Holder included in income in prior tax years, or so called “unreversed inclusions.” A U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or deductible loss. A U.S. Holder is not required to recognize mark-to-market gain or loss for taxable years during which the company is not at any time a PFIC. A mark-to-market election for common shares will terminate if the common shares cease to be “marketable stock.”

Each U.S. Holder of common shares is strongly urged to consult its own tax advisors concerning the potential tax consequences to such holder if we are or become classified as a PFIC.

Material estate and gift tax considerations

Common shares owned by an individual U.S. Holder at the time of death will be included in the individual U.S. Holder’s gross estate for United States federal estate tax purposes. In addition, a U.S. Holder may be subject to tax on a transfer of the common shares by gift for United States federal gift tax purposes. Each U.S. Holder is urged to consult with its tax advisors regarding potential estate and gift tax consequences of acquiring, owning or disposing of common shares.

Backup withholding and information reporting

Payment of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

PRC taxation

Enterprise income tax

The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The new EIT Law and its implementation regulation imposes a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises. Our PRC subsidiaries are currently subject to 25% income tax rate.

Value-added tax

In accordance with the Provisional Regulations on Value-added Taxes of the PRC which took effect on January 1, 1994 and its implementation rules, enterprises selling commodities, providing processing, maintenance and repair services must pay the value-added tax. The value-added tax in China is calculated at 13% or 17%, depending on the actual type of goods, of the total sales price for goods sold, or 17% of service charges collected, or Output VAT. However, general VAT taxpayers are allowed to deduct the VAT they have paid to their suppliers on the price paid for the purchase of inputs, or Input VAT, from their Output VAT.

Producers or trading companies which export their products are generally exempted from value added tax. In addition, they may also be refunded a certain percentage of the Input VAT they have paid to their suppliers with regard to the exported products.

Dividends from our China operations

With the introduction of the EIT Law and the implementation regulations, the PRC resumes the imposition of a 10% withholding tax on dividends payable by Chinese subsidiaries to their non-PRC enterprise shareholders, except with respect to any such non-PRC enterprise shareholder whose jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. We are a holding company incorporated in Bermuda, which indirectly holds, through AOS (Hong Kong), our equity interests in our PRC subsidiaries. Under the EIT Law and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, dividends paid by a PRC company to a Hong Kong shareholder will be reduced to 5% if such shareholder is a Hong Kong tax resident and owns 25% or more of the equity interest of the PRC company. On October 27, 2009, the State Administration of Taxation issued a new circular, or Circular 601, with respect to the determination of beneficial ownership under various tax treaties entered into by China including the Double Taxation Arrangement (Hong Kong). According to Circular 601, if AOS (Hong Kong), even though incorporated as a Hong Kong company, does not meet the requirements under Circular 601, it would not be able to claim any treaty benefits under the Double Taxation Arrangement (Hong Kong). Therefore, dividends paid to us through AOS (Hong Kong) may still be subject to a 10% withholding tax if AOS (Hong Kong) is not considered as a “beneficial owner” pursuant to Circular 601.

Dividends paid by the company to its overseas investors

The company is not incorporated in the PRC. Under current PRC law, even though the Company has significant operating subsidiaries in the PRC, the distribution of dividends to its overseas investors such as our shareholders is not currently subject to PRC tax. However, if a shareholder is a PRC mainland tax resident, such shareholder shall be subject to the PRC individual income tax at a rate of 20% as the shareholder is liable for PRC tax for your global income under the current PRC law.

Transfer or disposition of our common shares

As we are not incorporated in the PRC, under current PRC law, any transfer or disposition of our common shares by an overseas investor does not trigger PRC tax liabilities.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed with the SEC registration statements on Form F-1, including relevant exhibits and securities under the Securities Act with respect to common shares.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is June 30. Beginning in 2011, that deadline will be reduced to no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Our Internet website is www.aosmd.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with IFRS.

We intend to furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign currency risk

Most of our principal subsidiaries use U.S. dollars as our functional currency because most of the transactions are conducted and settled in U.S. dollars. All of our revenue and a significant portion of our operating expenses are denominated in U.S. dollars. However, foreign currencies are required to fund our overseas operations, primarily in Taiwan and China. Operating expenses of certain overseas operations are denominated in their respective local currencies. We have investments in foreign operations, whose net assets are potentially exposed to foreign currency translation risk. The functional currency for our in-house packaging and testing facility in China is U.S. dollars and a significant majority of our capital expenditures are denominated in U.S. dollars. Our management believes that our exposure to foreign currency translation risk is not significant because the net assets denominated in foreign currencies pertaining to foreign operations, principally in Taiwan and China, are not significant to our consolidated net assets.

Interest rate risk

Our interest-bearing assets comprise mainly interest-bearing short-term bank balances. We manage our interest rate risk by placing such balances in instruments with various short-term maturities and interest rate terms. Borrowings expose us to interest rate risk. Borrowings are drawn down after due consideration of market conditions and expectation of future interest rate movements. In the past, our borrowings have been subject to floating interest rates, and future borrowings may expose us to cash-flow interest rate risk. We do not believe that a 10% change in interest rates as of June 30, 2010 would materially affect our results of operations.

Credit risk

Credit risk arises from cash and cash equivalents deposited with banks and financial institutions and credit exposure to distributors and direct customers on outstanding receivables. We manage our credit risk associated with exposure to distributors and customers on outstanding trade receivables through the application of credit approvals, credit ratings and other monitoring procedures. In some instances, we also obtain letters of credit from certain customers.

Credit sales, which are mainly on credit terms of 30 days, are only made to customers who meet our credit standards, while sales to new customers or customers with low credit ratings are usually made on an advance payment basis. Our management considers our financial assets to be of good credit quality because our key distributors have long-standing business relationships with us and we have not experienced any significant bad debt write-offs of trade receivables in the past.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On May 4, 2010, we completed the IPO in which we issued and sold 3.4 million common shares at the IPO price of $18.00 per share pursuant to a registration statement on Form F-1, which was declared effective by the Securities and Exchange Commission on April 28, 2010. Gross proceeds from the IPO were $61.2 million, and net proceeds were $53.4 million after deducting $4.3 million for underwriting discounts and commissions and approximately $3.5 million for other offering related costs.

From the completion of our IPO to June 30, 2010, we have invested approximately $11.1 million of the net proceeds from the IPO for purchases of property, plant and equipment in our in-house packaging and testing facility. During the same period, none of the net proceeds from our IPO were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

We expect to use the remaining net proceeds in capital expenditures, working capital, marketing, research and development and other general corporate purposes. In addition, if opportunity arises, we may choose to expand our current business through acquisitions of other businesses, products or technologies.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a–15 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports we filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed in such reports was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Remediation of Material Weaknesses in Prior Periods

As previously reported in our Registration Statement on Form F-1, as amended (the “F-1”), in connection with the audit of our consolidated financial statements for the fiscal year ended June 30, 2009, our independent registered public accounting firm identified and communicated to us material weaknesses, including a material weakness related to our failure to maintain a sufficient number of personnel with an appropriate level of knowledge, experience and training in the application of IFRS necessary to satisfy our financial reporting requirements. This material weakness contributed to multiple audit adjustments and the restatement of our financial statements for the fiscal years ended June 30, 2008 and 2007, and also contributed to the following individual material weaknesses:

•

We did not maintain effective controls related to the accounting for our equity method investment in APM. Specifically, we did not perform effective reviews to ensure that the earnings and losses from the equity method investment were completely and accurately recorded;

•	We did not maintain effective controls related to the accounting for our equity instruments, including share-based compensation and preferred shares; and

•

We did not maintain effective controls related to our period-end closing process, including consideration of subsequent events and the associated impact of these events on relevant accounting periods. These subsequent events resulted in adjustments to our prepaid expenses and inventory reserve.

We have implemented controls designed to improve our internal control over financial reporting to remediate the material weaknesses described above. We have hired a senior accounting manager with experience in public and industry accounting, including SEC reporting. We have also hired an internal control manager and an outside consulting firm to help us comply with internal control requirements. In addition, we have added a stock administrator to handle share option transactions and maintain accurate share option records. We believe that these additional resources have enabled us to broaden the scope and quality of our internal review of underlying information related to our period-end closing process, and have further enhanced our financial review procedures and our analysis of financial information in a more consistent and thorough manner. In addition:

•	We have implemented quarterly procedures to review APM’s financial reporting to us and we have contracted a US-based tax advisor to perform review on APM’s tax provision;

•

We have installed and are currently utilizing commercially available software to account for our share-based compensation, and have implemented appropriate segregation procedures for the preparation and review of our share-based compensation accounting; and

•	We have implemented procedures and standardized the processes to review events subsequent to each financial reporting period that may affect our accounting estimates for such period.

Based on our evaluation of these enhanced controls and increased staffing levels, our management believes that, as of June 30, 2010, we have remediated the material weaknesses in internal control over financial reporting as disclosed in our registration statement on Form F-1.

It should be noted that any control system, regardless of how well it is designed and operated, can provide only reasonable, not absolute, assurance that its objectives will be met. Control systems can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. In addition, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. We will be subject to Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal year ending June 30, 2011.

Changes in Internal Control over Financial Reporting

Except as disclosed in Item 15 of this annual report, there were no changes in our internal control over financial reporting during the fiscal year ended June 30, 2010, the period covered by this annual report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Howard M. Bailey is an audit committee financial expert, as defined by the rules promulgated by the SEC. We believe that Mr. Bailey is “independent director” under the applicable corporate governance rules of The NASDAQ Stock Market

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted the Code of Business Conduct and Ethics that applies to members of senior management, including Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as other employees of the Company. Our Code of Business Conduct and Ethics is publicly available on our website, www.aosmd.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers has served as the Company’s independent registered public accounting firm for each of the fiscal years in the two-year period ended June 30, 2010. The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in each of the years ended June 30, 2010 and 2009.

	Year ended Jun 30,
	2010	2009
	(in thousands)
Audit Fees	$2,833	$288
Tax Fees	55	45
Other Services Fees	2	2

Total	$2,890	$335

Audit Fees. This category includes all services performed to comply with generally accepted auditing standards, such as fees for services provided in connection with statutory and regulatory filings, comfort letters, consents and assistance with and review of documents filed with the SEC.

Tax Fees. This category consists of professional services rendered by PricewaterhouseCoopers for tax compliance, tax advice and tax planning.

Other Services Fees. This category consists of license fees of Comperio, PricewaterhouseCoopers’ technical accounting research software.

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm and the fees for these services. These services may include audit services, audit-related services, tax services and other services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARD FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

There are no significant differences between our corporate governance practices and those required of a U.S. domestic issuer under the NASDAQ Stock Market Rules, except as described below. See also “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

As a “foreign private issuer” under SEC rules and pursuant to Bermuda law, we are not required to provide proxy statements to shareholders in connection with our annual meeting of shareholders that comply with applicable proxy rules promulgated by the SEC. Consistent with Bermuda law, we will notify our shareholders of meetings no less than 7 days prior to the date of the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bye-laws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders, including nomination of directors to be elected at the annual meeting. Our bye-laws also provide that shareholders may designate a proxy to act on their behalf, and we intend to solicit proxies in our next annual meeting of shareholders.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Alpha and Omega Semiconductor Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Number	Description

1.1	Memorandum of Association of Registrant (incorporated by reference to Exhibit 3.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

1.2	Form of Bye-Laws of the Registrant (incorporated by reference to Exhibit 3.2 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

2.1	Amended and Restated Investors Rights Agreement dated as of December 29, 2006 between the Registrant and certain investors named therein (incorporated by reference to Exhibit 4.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

2.2	Form of Common Share Certificate (incorporated by reference to Exhibit 4.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.1	2000 Share Plan (incorporated by reference to Exhibit 10.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.2	Form of Option Agreement under 2000 Share Plan (incorporated by reference to Exhibit 10.2 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.3	2009 Share Option/Share Issuance Plan (incorporated by reference to Exhibit 10.3 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.4*	Form of Option Agreement under 2009 Share Plan

4.5*	Form of Restricted Share Unit Issuance Agreement under 2009 Share Plan

4.6	Employee Share Purchase Plan (incorporated by reference to Exhibit 10.15 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.7	Technology License Agreement dated as of July 20, 2005 between the Registrant and Agape Package Manufacturing Limited (incorporated by reference to Exhibit 10.5 Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.8*	Amendment No. 1 to Technology License Agreement dated as of July 16, 2010 between the Registrant and Agape Package Manufacturing Limited

4.9	Foundry Agreement dated as of January 10, 2002 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.16 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010) ††

4.10	First Addendum to Foundry Service Agreement dated as of August 1, 2005 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.17 from Registration Statement on Form F-1 (File No. 333-165823) initially filed with the Commission on March 31, 2010) ††

4.11	Second Addendum to Foundry Service Agreement dated as of April 11, 2007 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.18 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010) ††

4.12	Foundry Service Agreement dated as of November 2, 2009 between Alpha & Omega Semiconductor (Macau), Ltd. and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.6 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010) ††

4.13**	Non-Exclusive Distributor Agreement dated as of August 1, 2005 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Co.

4.14	Amendment No. 1. to Non-Exclusive Distributor Agreement dated as of July 31, 2006 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Co (incorporated by reference to Exhibit 10.8 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010) †††

4.15**	Non-Exclusive Distributor Agreement dated as of September 12, 2005 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd.

4.16	Amendment No. 1 to Non-Exclusive Distributor Agreement dated as of July 31, 2006 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd. (incorporated by reference to Exhibit 10.9 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010) ††

4.17*	Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Corporation

4.18*	Supplement to Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Corporation†

4.19*	Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd.

4.20*	Supplement to Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd.†

4.21	Settlement and Cross License Agreement dated as of October 17, 2008 among the Registrant, Alpha and Omega Semiconductor Incorporated, Fairchild Semiconductor Corporation, and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 10.12 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010) ††

4.22	Lease dated as of December 23, 2009 between Alpha and Omega Semiconductor Incorporated and OA Oakmead II, LLC (incorporated by reference to Exhibit 10.19 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.23	Guarantee dated as of January 5, 2010 between the Registrant and OA Oakmead II, LLC (incorporated by reference to Exhibit 10.20 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.24	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.25	Form of Employment Agreement between the Registrant and Mike F. Chang (incorporated by reference to Exhibit 10.13 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.26	Form of Retention Agreement (incorporated by reference to Exhibit 10.14 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.27	Form of Restricted Shares Purchase Agreement (incorporated by reference to Exhibit 10.21 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

8.1*	List of Subsidiaries of the Registrant

12.1*	Certification of Chief Executive Officer required by Rule 13(a)-14(a) under the Exchange Act

12.2*	Certification of Chief Financial Officer required by Rule 13(a)-14(a) under the Exchange Act

13.1*	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Registrant

*	Filed with this Annual Report on Form 20-F.
**	Filed with this Annual Report on Form 20-F solely for the purpose of restoring certain portions of this document that were previously redacted pursuant to an order of the Securities and Exchange Commission. This document was previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-165823) filed on March 31, 2010.
†	Confidential treatment has been requested with respect to certain portions of this document and the omitted portions have been filed separately with the Securities and Exchange Commission.
††	Confidential treatment has been granted for certain information contained in this document pursuant to an order of the Securities and Exchange Commission. Such information has been omitted and filed separately with the Securities and Exchange Commission.
†††	An extension for a previous order granting confidential treatment has been requested for certain portion of this document and the omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 2, 2010	Alpha and Omega Semiconductor Limited

	By	/s/ EPHRAIM KWOK
	Name:	Ephraim Kwok
	Title:	Chief Financial Officer

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Alpha and Omega Semiconductor Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss), of comprehensive income (loss), of changes in equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Alpha and Omega Semiconductor Limited and its subsidiaries at June 30, 2010 and June 30, 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

September 2, 2010

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands)

			June 30,
	Note		2010	2009
ASSETS
Noncurrent assets:
Property, plant and equipment		6	$44,163	$28,254
Intangible assets		7	3,820	5,120
Investment in an associate		8	25,693	19,399
Deferred income tax assets		18	2,296	1,218
Other noncurrent assets			458	298

Total noncurrent assets			76,430	54,289
Current assets:
Inventories		10	28,315	22,803
Trade receivables	3,	9	30,639	20,912
Other current assets			3,075	1,945
Restricted cash		11	707	—
Cash and cash equivalents		12	119,001	60,416

Total current assets			181,737	106,076

Total assets			$258,167	$160,365

EQUITY
Capital and reserves attributable to the equity holders of the company
Common shares		13	$44	$16
Convertible preferred shares		15	—	21
Share premium
Common shares		13	103,803	89
Convertible preferred shares		15	—	50,170
Other reserves		14	17,946	14,491
Retained earnings			67,603	30,012

Total equity			189,396	94,799

LIABILITIES
Noncurrent liabilities:
Borrowings		17	—	8,610
Deferred income tax liabilities		18	25	95
Deferred rent			670	—
Finance lease		16	436	1,019

Total noncurrent liabilities			1,131	9,724
Current liabilities:
Trade and other payables		19	47,584	36,146
Current income tax liabilities		24	3,917	2,545
Borrowings		17	3,680	5,246
Trade and other payable to an associate		29	10,100	9,281
Finance lease		16	571	386
Provisions		20	1,788	2,238

Total current liabilities			67,640	55,842

Total liabilities			68,771	65,566

Total equity and liabilities			$258,167	$160,365

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands, except per share data)

			Year Ended June 30,
			2010	2009	2008
	Note				Results of Operations Before Fair Value Through Profit or Loss	Fair Value Through Profit or Loss	Total
Revenue	3,	5	$301,840	$185,076	$248,030	$—	$248,030
Cost of goods sold		21	221,537	146,076	188,719	—	188,719

Gross profit			80,303	39,000	59,311	—	59,311
Research and development expenses		21	20,985	19,173	22,712	—	22,712
Selling, general and administrative expenses		21	26,178	20,569	35,636	—	35,636

Total operating expenses			47,163	39,742	58,348	—	58,348
Operating profit (loss)			33,140	(742)	963	—	963
Finance income		23	39	648	2,044	—	2,044
Finance costs
Fair value loss through profit or loss		15	—	—	—	(30,889)	(30,889)
Other finance costs		23	(188)	(587)	(129)	—	(129)

Finance income (loss), net			(149)	61	1,915	(30,889)	(28,974)
Share of profit (loss) of an associate		8	6,294	(35)	2,822	—	2,822

Profit (loss) before income tax			39,285	(716)	5,700	(30,889)	(25,189)
Income tax expense (benefit)		24	1,694	(174)	1,567	—	1,567

Net profit (loss)			$37,591	$(542)	$4,133	$(30,889)	$(26,756)

Earnings (loss) per share
Basic per share		25	$3.55	$(0.07)			$(3.41)
Diluted per share		25	$1.78	$(0.07)			$(3.41)
Weighted-average number of shares used in computing earnings (loss) per share
Basic shares		25	10,594	7,914			7,837
Diluted shares		25	21,170	7,914			7,837

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended June 30,
	2010	2009	2008
Net profit (loss)	$37,591	$(542)	$(26,756)
Other comprehensive income (loss):
Currency translation differences	11	(122)	160

Total comprehensive income (loss)	$37,602	$(664)	$(26,596)

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(in thousands)

		Attributable to Equity Holders of the Company
	Note	Share Capital and Share Premium Capital	Other Reserves	Retained Earnings (Accumulated deficits)	Total
Balance at June 30, 2007		$31	$(36,109)	$(16,080)	$(52,158)
Currency translation differences	14	—	160	—	160
Loss for the year		—	—	(26,756)	(26,756)
Reclassification of convertible preferred shares from financial liability to equity	15	123,581	42,098	—	165,679
Transfer from equity to retained earnings	15	(73,390)	—	73,390	—
Repurchase of common shares	13	(28)	—	—	(28)
Share option plan:
Value of employees’ services	14	—	4,739	—	4,739
Value of consultants’ services	14	—	184	—	184
Proceeds from shares issued	13	351	—	—	351
Deferred tax charged to equity	18	—	53	—	53

Balance at June 30, 2008		50,545	11,125	30,554	92,224
Currency translation differences	14	—	(122)	—	(122)
Loss for the year		—	—	(542)	(542)
Repurchase of common shares	13	(300)	—	—	(300)
Share option plan:
Value of employees’ services	14	—	3,541	—	3,541
Proceeds from shares issued	13	51	—	—	51
Deferred tax charged to equity	18	—	(53)	—	(53)

Balance at June 30, 2009		50,296	14,491	30,012	94,799
Currency translation differences	14	—	11	—	11
Profit for the year		—	—	37,591	37,591
Share option plan:
Value of employees’ services	14	—	3,444	—	3,444
Proceeds from shares issued	13	172	—	—	172
Proceeds from initial public offering, net of issuance costs	13	53,379	—	—	53,379

Balance at June 30, 2010		$103,847	$17,946	$67,603	$189,396

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

		Year Ended June 30,
	Note	2010	2009	2008
Cash flows from operating activities
Cash generated from operations	26	$31,487	$24,430	$1,876
Interest paid		(188)	(587)	(129)
Income tax paid		(1,512)	(1,127)	(248)

Net cash generated from operating activities		29,787	22,716	1,499

Cash flows from investing activities
Purchase of property, plant and equipment	6	(13,834)	(10,067)	(22,837)
Purchases of intangible assets	7	(146)	(5)	(1,093)
Proceeds from sale of property, plant and equipment	6	2	168	—
Restricted cash released (placed)	11	(707)	200	178
Investment in an associate	8	—	(40)	—

Net cash used in investing activities		(14,685)	(9,744)	(23,752)

Cash flows from financing activities
Proceeds from initial public offering, net of issuance costs	13	53,872	—	—
Proceeds from exercise of share options	13	172	51	351
Repurchase of common shares		—	(300)	(28)
Proceeds from borrowing	17	3,680	6,000	10,000
Repayment of borrowing	17	(13,856)	(2,144)	—
Principal payment on finance lease		(398)	(239)	(144)

Net cash generated from financing activities		43,470	3,368	10,179

Net increase (decrease) in cash and cash equivalents		58,572	16,340	(12,074)
Cash and cash equivalents at beginning of year	12	60,416	44,095	55,973
Exchange gains (losses) on cash and cash equivalents		13	(19)	196

Cash and cash equivalents at end of year	12	$119,001	$60,416	$44,095

Supplemental cash flow disclosures:
Changes of property, plant and equipment included in trade and other payables	6	$9,680	$(1,337)	$1,588
Capitalized IPO costs included in trade and other payables	13	$493	$—	$—
Intangible asset acquired under capital leases		$—	$—	$1,600

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY:

Alpha and Omega Semiconductor Limited and its subsidiaries (the “Company”) design develop and supply a broad range of analog semiconductors, specializing in power semiconductors. The Company conducts its operations primarily in the United States of America (“USA”), Hong Kong, Macau, China, Taiwan, Korea and Japan.

The Company was incorporated in Bermuda on September 27, 2000 as an exempted limited liability company. The address of its registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The consolidated financial statements for and as of the year ended June 30, 2010 were authorized for issuance on September 2, 2010 by an officer of the Company, pursuant to authority granted by the audit committee of the Board of Directors.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These accounting policies have been consistently applied to all the years presented, unless otherwise stated. The Company’s fiscal year end is June 30. The consolidated financial statements are presented in the United States dollars (“U.S. dollars”), which is the Company’s functional currency.

Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities at fair value through profit or loss.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial information are disclosed in Note 4 to the consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standards, Amendments and Interpretations Adopted by the Company for Periods Starting After July 1, 2009

The following standards, amendments to existing standards and interpretations have been applied to accounting periods beginning on or after July 1, 2009:

•

IAS 23 (Amendment), Borrowing costs. The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. The adoption did not have a material impact on the Company’s financial statements.

•

IAS 1 (revised), Presentation of financial statements. The revised standard prohibits the presentation of items of income and expenses (that is, non-owner changes in equity) in the statement of changes in equity, requiring non-owner changes in equity to be presented separately from owner changes in equity in a statement of comprehensive income. The adoption did not have a material impact on the Company’s financial statements. The Company has presented comparative information in its statements of comprehensive income (loss) for the periods presented.

•

IFRS 2 (amendment), Share-based payment (effective July 1, 2009). The revised standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features need to be included in the grant date fair value for transactions with employees and others providing similar services; they do not impact the number of awards expected to vest or valuation there of subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The adoption did not have a material impact on the Company’s financial statements.

•

IFRlC 17, Distribution of noncash assets to owners. The interpretation is part of the IASB’s annual improvements project published in April 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes noncash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The adoption did not have a material impact on the Company’s financial statements.

•

IAS 27 (revised), Consolidated and separate financial statements. The revised standard requires the effects of all transactions with noncontrolling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. The adoption did not have a material impact on the Company’s financial statements.

•

IFRS 3 (revised), Business combinations (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the noncontrolling interest in the acquiree at fair vale or at the noncontrolling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The adoption did not have a material impact on the Company’s financial statements.

•

IAS 38 (amendment), Intangible assets. The amendment is part of the IASB’s annual improvements project published in April 2009 and the Company applied IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The adoption did not have a material impact on the Company’s financial statements.

•

IFRS 5 (amendment), Measurement of noncurrent assets (or disposal groups) classified as held-for-sale. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of noncurrent assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Company early adopted this amendmend for the fiscal year ended June 30, 2010. The adoption did not have a material impact on the Company’s financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

IAS 1 (amendment), Presentation of financial statements. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or noncurrent. By amending the definition of current liability, the amendment permits a liability to be classified as noncurrent (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares any time. The Company early adopted this amendmend for the fiscal year ended June 30, 2010. The adoption did not have a material impact on the Company’s financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standards, Amendments and Interpretations that are not yet effective and have not been early adopted by the Company

•

IFRS 9, “Financial instruments”, issued in December 2009. This addresses the classification and measurement of financial assets. IFRS 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading. Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognized directly in profit or loss. The standard is not applicable until January 1, 2013 but is available for early adoption. The Company has not yet assessed IFRS 9’s full impact but does not believe that it will have a material impact to its financial statements.

•

Revised IAS 24, “Related party disclosures”, issued in November 2009. It supersedes IAS 24, “Related party disclosures’, issued in 2003. The revision simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition and provides a partial exemption from the disclosure requirements for government-related entities. The revised IAS 24 is required to be applied starting on January 1, 2011. Earlier application, in whole or in part, is permitted. The Company has not yet assessed the revised IAS 24’s full impact on its financial statements. But it’s not expected to have a material impact to the Company’s financial statements.

•

“Classification of rights issues” (Amendment to IAS 32), was issued in October 2009. For rights issues offered for a fixed amount of foreign currency, current practice is to account for such issues as derivative liabilities. The amendment states that if such rights are issued pro rata to all the entity’s existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment should be applied for annual periods beginning on or after February 1, 2010. Earlier application is permitted. The Company does not believe that it will have a material impact to its financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidation

Subsidiaries —Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Associate —An associate is an entity over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investment in an associate is accounted for using the equity method of accounting and is initially recognized at cost. The Company’s investment in an associate includes goodwill, net of any accumulated impairment loss, identified on acquisition (Note 8).

The Company’s share of the associate’s post-acquisition profits or losses is recognized in the statements of income (loss), and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the carrying amount of the investment. When the Company’s share of losses in the associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations to make or made payments on behalf of the associate.

Unrealized gains on transactions between the Company and its associate are eliminated to the extent of the Company’s interest in the associate. Unrealized gains or losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the associate have been changed where necessary to ensure consistency with the policies adopted by the Company.

Foreign Currency Translation

Functional and Presentation Currency—Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency.

Transactions and Balances—Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of income (loss).

Translation —The results and financial position of all the Company entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each statements of income (loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•

on consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to shareholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statements of income (loss) as part of the gain or loss on sale.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Chief Executive Officer.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items and the costs incurred to make the assets ready for their intended use.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statements of income (loss) during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual value over its estimated useful lives as follows:

Manufacturing machinery and equipment	5 years
Equipment and tooling	5 years
Computer equipment	3 years
Office furniture and equipment	5 years
Leasehold improvements	Shorter of expected economic useful life or the lease term which ranges from 2 years to 15 years

Equipment and construction in progress represent equipment received but necessary installation has not been performed or leasehold improvements have been started but not yet completed. Equipment and construction in progress are stated at cost and transferred to respective asset class when fully completed and ready for their intended use.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized as administrative expenses in the statements of income (loss).

Intangible Assets

Patents and Exclusive Licenses—Patents and exclusive licenses are initially recorded at cost or present value of future minimum payments and are amortized on a straight-line basis over their estimated useful lives of three to seven years.

Computer Software—Costs associated with maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Company that will probably generate economic benefits beyond one year are recognized as intangible assets. Costs include the employee costs incurred to develop the software, implementation fees paid to outside consultants and an appropriate portion of relevant overhead with respect to the development. Computer software development costs recognized as assets are amortized over their estimated useful lives of five years starting from the date when it is ready for its intended use. No provision for amortization is made on project-in-progress until it is completed and ready for its intended use. Computer software leased from third parties is recognized as assets if substantial risks and rewards of ownership are transferred. Assets under finance lease are amortized over the lease term.

Research and Development—Research costs for semiconductor products are expensed as incurred. Costs incurred on development projects for semiconductor products are recognized as an intangible asset where the technical feasibility and intention of completing the project under development have been demonstrated and the resources are available to do so, costs are identifiable and can be reliably measured, and there is an ability to market the product to generate future economic benefits. Development costs that do not satisfy the above criteria are expensed as incurred.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment of Investment in Associate and Nonfinancial Assets

Assets that have an indefinite useful life, or are not yet available for use, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets that incurred an impairment are reviewed for possible reversal of the impairment at each reporting date.

Financial Assets and Derivative Financial Instruments

The Company classifies its financial assets in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purposes for which the financial assets were acquired. Management determines the classification of its financial assets when they are initially recognized.

Derivatives and Financial Instruments Designated as Fair Value Through Profit or Loss—Derivatives are initially recognized at fair value on the date a derivative contract is entered into. Derivatives that do not qualify for hedge accounting are accounted for at fair value through profit or loss. Such fair value change through profit or loss is presented as a separate column in the statements of income (loss).

Convertible Preferred Shares

Convertible preferred shares issued by the Company are classified as an equity instrument if the Company cannot be required contractually by the holders to settle or redeem the preferred shares in cash or other financial assets, unless in the event of liquidation. The conversion feature, which may result in the conversion to variable number of common shares under certain circumstances, but closely related to the host instrument, is classified as an equity instrument. Convertible preferred shares classified as equity are recognized at their respective net proceeds upon issuance.

Convertible preferred shares whereby there is a contractual obligation for Company, in certain circumstances other than a liquidation of the Company, to settle to the holders or redeem the preferred shares in cash or other financial assets with a conversion feature which may result in the conversion to a variable number of common shares comprise both a host debt instrument and an embedded derivative. Both of the host debt instrument and the embedded derivative are designated as financial liabilities at fair value through profit or loss upon initial recognition. At each reporting date subsequent to initial recognition, the entire convertible preferred shares are measured at fair value with the changes in fair value recognized in the statements of income (loss).

Convertible preferred shares that were classified initially as equity and subsequently re-classified as financial liabilities through profit or loss as a result of change in the terms of the instrument gave rise to the derecognition of the original equity instrument and the recognition of financial liabilities. The difference between the carrying amount of the equity instrument and the fair value of the newly recorded financial liability is recognized in equity at the time that the terms are changed.

Inventories

Inventories are stated at the lower of cost or net realizable value on a first-in, first-out basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trade Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment and price adjustments.

A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments of more than 30 days overdue are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statements of income (loss) within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the statements of income (loss).

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Common Shares

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds. Any excess of proceeds from a new issue of shares (net of incremental costs directly attributable to the new issue) over the par value of the shares issued is recognized as share premium.

Trade Payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred, and subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statements of income (loss) over the period of the borrowings using the effective interest method.

Current and Deferred Income Tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the statements of income (loss), except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided for in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or a liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different entities where there is an intention to settle the balances on a net basis.

Employee Benefits

The Company maintains a 401(k) retirement plan for the benefit of qualified employees in the United States of America. Employees who participate may elect to make salary deferral contributions to the plan up to 100% of the employees’ eligible salary subject to annual Internal Revenue Code maximum limitations. The employer’s contribution is discretionary. The Company had not made any contributions for eligible employees as of June 30, 2010.

For its employees, the Company makes mandatory contributions to the respective local governments in terms of retirement, medical insurance and unemployment insurance, where applicable, according to labor and social security laws and regulations of the countries and areas in which the Company operates. The contribution rates are 7.7%, 22.5% and 6.0% for the United States of America, China and Taiwan, respectively. The Company has no obligations for the payment of such social benefits beyond the required contributions as set out above.

Provisions

Provisions are recognized when: (i) the Company has a present legal or contractual obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle the obligation and (iii) the amount can be reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

The Company provides a one year standard product warranty. Warranty cost is accrued for as a charge to cost of goods sold when revenue is recognized. The estimated warranty cost is based on historical product performance experience and potential quality issues known to management.

The Company allows returns from certain distributors under the stock rotation program. The amount of returns is limited based on individual distributor agreement. The Company estimates stock rotation provision based on historical returns and individual agreement. Stock rotation provision is accrued for as a reduction of both revenue and cost of goods sold at the time when the revenue is recognized.

Revenue Recognition

The Company recognizes revenue when the significant risks and rewards of ownership of the products are transferred and the amount of revenue and associated costs can be measured reliably. Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business activities and is presented net of returns, rebates and discounts. Revenue is generally recognized upon delivery and less the estimated amount of potential price adjustments and returns.

Revenue to certain distributors is deferred until the distributor resells the products to the end customer due to price protection and right of returns that cannot be reliably measured.

Finance Income

Finance income represents interest income, and is recognized on a time-proportion basis using the effective interest method.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Share-Based Compensation

The Company maintains an equity-settled, share-based compensation plan under which share options were granted to employees, directors and consultants of the Company. The fair value of these options, as determined at the date of grant using the Black-Scholes option pricing model, is amortized over the respective vesting period according to the graded vesting terms of the options, with each installment of a graded vesting award accounted for as a separate share option grant and separately measured and attributed to share-based compensation expense, generally over five years.

When the options are exercised, the Company issues new shares. The proceeds received upon the exercise of these options are credited to share capital and share premium when the options are exercised.

Leases

Leases are classified as finance leases if substantial risks and rewards of ownership are transferred to the lessee. At the commencement of the lease term, finance leases are recognized as both assets and liabilities in the balance sheets at the lower of the fair value of the leased property and the present value of the future minimum lease payments. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statements of income (loss) on a straight-line basis over the period of the lease.

Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the period in which the dividends are approved by the Company’s Board of Directors. The Company has not declared and paid any dividends to date.

NOTE 3—FINANCIAL RISK MANAGEMENT:

Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

Currency Risk

Most of the Company’s principal subsidiaries use U.S. dollars as their functional currency because most of the transactions are conducted and settled in U.S. dollars. All of their revenue and a significant portion of their operating expenses are denominated in U.S. dollars. However, foreign currencies are required to fund the Company’s overseas operations, primarily in Taiwan and China. Operating expenses of overseas operations are denominated in their respective local currencies. The Company has investments in foreign operations, whose net assets are potentially exposed to foreign currency translation risk. The functional currency for the Company’s in-house packaging and testing facility in China is U.S. dollars, and a significant majority of its capital expenditures are denominated in U.S. dollars. The Company’s management believes that its exposure to foreign currency translation risk is not significant because the net assets denominated in foreign currencies pertaining to foreign operations, principally in Taiwan and China, are not significant to its consolidated net assets.

Interest Rate Risk

The Company’s interest rate risk arises from short term and long term borrowings. Borrowings are drawn down after due consideration of market conditions and expectation of future interest rate movements. These borrowings are subject to floating interest rates and therefore expose the Company to cash-flow interest rate risk.

Credit Risk

Credit risk arises from cash and cash equivalents deposited with banks and financial institutions and credit exposure to distributors and direct customers on outstanding receivables. The Company manages its credit risk associated with exposure to distributors and end customers on outstanding trade receivables through the application of credit approvals, credit ratings and other monitoring procedures. In some instances, the Company also obtains letters of credit from certain customers.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit sales, which are mainly on credit terms of 30 to 60 days, are only made to customers who meet the Company’s credit standards, while sales to new customers or customers with low credit ratings are usually made on an advance payment basis. The Company’s management considers the Company’s financial assets to be of good credit quality because its key distributors have long-standing business relationships with the Company and the Company has not experienced any significant bad debt write-offs of trade receivables in the past. The Company’s management closely monitors the aging of receivables from its distributors and non-distributor customers, and regularly reviews their financial positions, where available.

Summarized below are individual customers whose revenue or trade receivable balances were 10% or higher than the respective total consolidated amounts:

	Year Ended June 30
Percentage of revenue	2010	2009	2008
Customer A	33.0%	34.1%	38.5%
Customer B	41.1%	43.7%	43.4%
Customer C	10.3%	4.6%	1.0%

	June 30
Percentage of trade receivables	2010	2009
Customer A	56.3%	59.1%
Customer B	8.2%	25.3%
Customer C	20.6%	10.5%

Based on the above factors, management does not consider there is any significant credit risk, or risk on the concentration of credits, with respect to these customers.

Liquidity Risk

The Company’s objective in managing liquidity risk is to maintain a balance between the continuity and flexibility of funding through the use of the Company’s bank balances and deposits along with bank borrowings. At June 30, 2010, the Company had borrowings of $3,680,000 under a credit facility with a bank in China. Borrowings under the credit facility had various maturities of less than 120 days.

All other financial liabilities of the Company, including trade and other payables and trade payable to an associate, have maturities of less than one year according to their respective contractual maturity dates.

Capital Risk

The Company’s objectives when managing capital structure and risk are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company considers various alternatives, including follow-on public offerings, issuance of preferred shares, debt financing, leasing, or adjustment to the dividend policy.

The Company monitors its capital risk on the basis of the debt-to-equity ratio, which is calculated by dividing its total debt (including borrowings, trade and other payables, current and deferred income tax liabilities, provisions and other noncurrent liabilities as shown in the consolidated balance sheets) by the total shareholders’ equity.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The debt-to-equity ratios are as follows:

	June 30,
(in thousands, except for ratio)	2010	2009
Trade and other payables	$47,584	$36,146
Trade and other payable to an associate	10,100	9,281
Provisions	1,788	2,238
Borrowings	3,680	13,856
Current income tax liabilities	3,917	2,545
Finance lease	1,007	1,405
Deferred income tax liabilities	25	95
Deferred rent	670	—

Total debt	68,771	65,566

Total equity	$189,396	$94,799

Debt-to-equity ratio	0.4	0.7

NOTE 4—CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

The preparation of the Company’s consolidated financial statements requires the Company to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis, the Company evaluates the estimates, judgments and assumptions including those related to revenue recognition, inventory reserve, warranty reserve, income taxes, share-based compensation, fair value of convertible preferred shares and investment in an associate.

Revenue Recognition

The Company sells its products primarily to distributors, who in turn sell the products globally to various end customers. The Company’s revenue is net of the effect of the estimated stock rotation returns and price adjustments that it expects to provide to certain distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by distributors during a specified period. The Company estimates provision for stock rotation returns based on historical returns and individual distributor agreements. The Company also provides special pricing to certain distributors, primarily based on volume, to encourage resale of the Company’s products. The Company estimates the expected price adjustments at the time revenue is recognized based on distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products. If actual stock rotation returns or price adjustments differ from its estimates, adjustments may be recorded in the period when such actual information is known. Provision for price adjustments is recorded as contra trade receivables and provision for stock rotations is recorded as provisions in the consolidated balance sheets.

Inventory Reserves

The Company carries inventories at the lower of cost or market on a first-in first-out basis. The Company records inventory reserves to adjust inventories to net realizable value when it believes that the net realizable value is less than the cost. Inventory reserves are made based on its periodic review of inventory quantities on hand as compared with its sales forecasts, historical usage, aging of inventories, production yield levels and current product selling prices. The Company’s sales forecasts may differ from actual results due to changes in market and economic conditions and changes in technologies. The difference between the actual and estimated reserves could have a material effect on the Company’s recorded inventory values and cost of goods sold.

Warranty Reserve

The Company provides a standard one-year warranty for the products it sells. The Company accrues for estimated warranty costs at the time revenue is recognized. The Company’s warranty obligation is affected by product failure rates, the cost of replacement product, freight costs for failed parts and their replacement and other quality assurance costs. The Company monitors its product returns for warranty claims and maintains a reserve for the related warranty cost based on its historical data and anticipated warranty claims known at the time that the estimate is made. If actual warranty costs differ significantly from estimates, revisions to the estimated warranty reserve would be required and any such adjustments could be material.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for Income Taxes

The Company is subject to income taxes in a number of jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company establishes accruals for certain tax contingencies based on estimates of whether additional taxes may be due. While the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Company records deferred tax assets if, based on the estimate of future taxable income in a particular jurisdiction, it is probable that the Company will be able to utilize deferred tax assets. The Company’s judgments regarding future taxable income may change due to changes in market conditions, tax laws, tax planning strategies or other factors. If the Company’s assumptions and consequently the estimates change in the future, the deferred tax assets we have established may be increase or decrease, resulting in changes in income tax expense. The Company’s effective tax rate is highly dependent upon the geographic distribution of the worldwide earnings or losses, the tax laws and regulations in each geographical region, the availability of tax credits and carry forwards and the effectiveness of tax planning strategies.

Share-Based Compensation Expense

The Company recognizes share-based compensation expenses based on the estimated fair value of the options determined by the Black-Scholes option pricing model, using the accelerated vesting attribution method. Share-based compensation expense is significant to the consolidated financial statements and is calculated using the Company’s best estimates, which involve inherent uncertainties and the application of management’s judgment. Significant estimates include fair value of the underlying common shares prior to the initial public offering (the “IPO”), expected term, share price volatility and forfeiture rates.

The Company establishes the expected term based on the historical data of similar entities’ data as adjusted for expected changes in future exercise patterns. The Company estimates forfeiture rates based on historical average period of time that options were outstanding and forfeited. The Company estimates expected volatility based on the volatility of similar entities whose shares are publicly available. The risk-free interest rate is based on the U.S. Treasury yields at the time of grant for periods corresponding to the expected term of the options. The expected dividend yield is zero based on the fact that the Company has not historically paid dividends and has no current intention to pay dividends.

Prior to the Company’s IPO that became effective on April 28, 2010, the absence of a public market for our common shares required the Company’s compensation committee of the board of directors, the members of which the Company believes have extensive business, industry, finance and venture capital experience, to estimate the fair value of the Company’s common shares for the purpose of granting options and for determining share-based compensation expense for the periods presented. In response to these requirements, the compensation committee, with input from management, estimated the fair value of the common shares at each meeting when options were granted. The Company commissioned an independent third party to conduct contemporaneous valuations to assist in the determination of the fair value of the common shares, except for the grant of options on March 1, 2010, the exercise price of which was determined after considering a preliminary valuation analysis provided to the Company by the representatives of the Company’s underwriters, the valuation of the common shares performed by an independent third party at December 31, 2009 and other factors.

The Company’s contemporaneous valuations, using the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, employed a two step process to arrive at an estimate of the value of the common shares. The first step of the analysis was to estimate the total enterprise value. The Company primarily relied on an income approach, specifically a discounted cash flow analysis, to estimate the total enterprise value. The discounted cash flow analysis involves applying appropriate risk-adjusted discount rates to estimated cash flows, based on forecasted revenue and costs. The assumptions used in connection with these valuations were based on the Company’s expected operating performance over the discrete forecast period. A terminal value was estimated for the value of the business beyond the discrete forecasted earnings period. This value was estimated by applying a multiple to the Company’s projections in the final year of the forecast period. The multiple was selected based on the data of a peer group of public companies in the industry. The discrete period cash flows and terminal value were then discounted to the present at the Company’s estimated cost of capital, which was developed through an analysis of required returns for companies in a similar stage of development. The results of the income approach were tested for reasonableness based on an analysis of the multiples of similar public companies.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The second step was to allocate our total enterprise value to the preferred and common classes of securities based on the relative rights and preferences of each class. The Company relied on the option pricing method, which treats the securities as call options on the underlying assets (or enterprise value) to allocate the enterprise value. Significant estimates required in the option pricing method include the expected time to liquidity, risk-free interest rate for the expected time to liquidity, expected dividend yield, fair value of the aggregate enterprise value and expected volatility of the underlying enterprise value.

Additionally, the Company considered a probability-weighted expected return method to estimate the value of the common shares. This methodology considers various scenarios of future exit events, including a public offering, sale, liquidation or remaining private. An estimate of future exit periods and events are made and the exit values are allocated to each class of security based on the rights and preferences that would be exercised to maximize the value of each class, based on seniority. The allocated values are then discounted to the present and weighted based on an assessment of the probability of each scenario. Probabilities of each scenario have been assessed by management at each date, based on consideration of then-current market conditions and changes in the underlying prospects of the Company.

The Company also reviewed a variety of factors in determining the deemed fair value of the common shares such as its own operating and financial performance, the introduction of new products, the price of the preferred share financings with third-party investors in arm’s length transactions, the lack of a public market for its common shares, industry growth and volume, the performance of similarly situated companies in our industry and stock market indices, emerging trends and issues, trends in consumer confidence and spending, overall economic indicators and the general economic outlook.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of Convertible Preferred Shares

During the periods that the Company’s preferred shares were designated as financial liabilities, the Company utilized both the option pricing model and the probability-weighted expected return method to determine the deemed fair value of its series A, B and C preferred shares at each valuation date.

Under the option pricing model, which commonly uses the Black-Scholes model, the determination of the preferred share value was based on a method whereby each class of shares was modeled as a call option with a unique claim on the assets of the Company. The characteristics of each class of shares determined the uniqueness of each class’ claim on the assets and include liquidation preferences, participation features, convertibility features and value sharing among classes of shares. The value of the preferred shares is then based on the allocation of the call options accordingly.

In addition, given the probability of an initial public offering, the Company used the probability-weighted expected return method to estimate the value of the preferred shares on a common share equivalent basis. The probability-expected return method was used to estimate the value of the preferred shares based upon an analysis of the value of the preferred shares under each of the following scenarios:

•

an initial public offering of the Company’s common shares or sale to an acquirer at a price per common share resulting in the holders of the Company’s preference shares choosing to convert into common shares based on the economic value of the sale to such holders;

•

a sale to an acquirer at a price per common share resulting in the holders of the Company’s preference shares potentially choosing not to convert into common shares based on the economic value of the sale to such holders, thereby receiving their liquidation preference and a portion of the remaining proceeds;

•	remaining a private company; and

•	dissolution.

At each valuation date, the Company reviewed and determined the probability of the occurrence of each of the four scenarios, then considered an appropriate marketability discount, reflecting the lack of marketability of the Company’s shares. The marketability discount rates were determined by a quantitative marketability discount methodology. The particular marketability discount applied to each scenario event depended primarily upon the time between the valuation date and the scenario event date as well as the type of the event.

In applying both the option pricing model and the probability-weighted expected return method, an income approach was used to estimate the aggregate enterprise value at each valuation date. The income approach involved applying an appropriate risk adjusted discount rate to projected debt free cash flows, based on forecasted revenue and costs. A market approach was then used as a secondary valuation methodology to check the estimates derived from using the income approach. Comparable companies operating in the semiconductor industry were utilized and remained largely unchanged during the valuation process.

The financial forecasts for each valuation date used in the computation of the enterprise value for the income approach were based on assumed revenue growth rates that took into account the Company’s past experience and contemporaneous future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate cost of capital.

The Company then considered the values determined in the option pricing model and the probability-weighted expected return model to determine the fair value of each series of preferred shares on each valuation date.

In addition to the consideration of the general factors described above, the most significant factors that the Company’s board of directors considered in determining the aggregate enterprise value of the Company were the issuance of series C preferred shares in December 2006, the Company’s revenue growth, the last twelve months trailing revenue multiples of the Company’s selected comparable public companies and the anticipated timing of a potential liquidity event, most specifically an initial public offering.

Changes in these subjective assumption used would have materially affected the fair value estimate of the Company’s preferred shares.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment in an Associate

The Company owned a 40.3% economic interest in Agape Package Manufacturing Limited (“APM”) at June 30, 2010. APM is considered to be an associate after due consideration of the provisions under IAS 27, Consolidated and Separate Financial Statements and SIC Interpretation 12, Consolidation—Special Purpose Entities, including criteria such as the level of control or influence over the financial and operating policies of APM, the composition of APM’s board of directors, and the existence of any contractual obligation for APM to provide services to, or conduct its activities on behalf of the Company. The investment in APM is accounted for under the equity method of accounting.

NOTE 5—SEGMENT INFORMATION

The Company is organized as, and operates in, one operating segment: design, development and marketing of power semiconductor products for computing, consumer electronics, communication and industrial applications. The chief operating decision-maker is the Chief Executive Officer. The financial information presented to the Company’s Chief Executive Officer is on a consolidated basis, accompanied by information about revenue by customer and geographic region, for purposes of evaluating financial performance and allocating resources.

The Company sells its products primarily to distributors in the Asia Pacific region, who in turn sell these products to end customers. Because the Company’s distributors sell their products to end customers which may have global presence, revenue by geographical location are not necessarily representative of the geographical distribution of sales to end user markets. The revenue by geographical location in the following tables is based on the country or region in which the products were shipped to:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Hong Kong	$295,612	$181,623	$246,512
Korea	4,599	—	—
China	4	2,325	1,319
United States	921	841	199
Other countries	704	287	—

	$301,840	$185,076	$248,030

The Company is domiciled in Bermuda. Substantially all of the Company’s revenue is derived from external customers outside the place of domicile. The breakdown of the revenue from external customers by country is disclosed above.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of revenue by product type:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Power discrete	$258,037	$165,712	$236,927
Power IC	43,803	19,364	11,103

	$301,840	$185,076	$248,030

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of noncurrent assets by geographic region where the assets are located:

	June 30,
	2010	2009
	(in thousands)
United States	$5,198	$5,531
Taiwan	454	186
China	67,688	46,444
The Cayman Islands	639	858
Other countries	155	52
Unallocated assets-Deferred income tax assets	2,296	1,218

	$76,430	$54,289

The Company’s noncurrent assets located in the Cayman Islands represent patents and exclusive licenses acquired by the Company.

NOTE 6—PROPERTY, PLANT AND EQUIPMENT:

	Manufacturing Machinery and Equipment	Equipment and Tooling	Computer Equipment	Office Furniture and Equipment	Leasehold Improvements	Equipment and Construction in Progress	Total
	(in thousands)
As of July 1, 2008
Cost	$12,921	$6,552	$4,682	$627	$6,916	$1,112	$32,810
Accumulated depreciation	(401)	(3,152)	(2,707)	(289)	(526)	—	(7,075)

Net book amount	12,520	3,400	1,975	338	6,390	1,112	25,735

For the Year Ended June 30, 2009
Opening net book amount	$12,520	$3,400	$1,975	$338	$6,390	$1,112	$25,735
Additions (net transfer out)	6,758	643	409	32	1,065	(177)	8,730
Disposals	—	(58)	(38)	(2)	(51)	—	(149)
Depreciation	(2,951)	(1,174)	(980)	(129)	(828)	—	(6,062)

Closing net book amount	16,327	2,811	1,366	239	6,576	935	28,254

As of June 30, 2009
Cost	19,679	7,072	4,971	650	7,668	935	40,975
Accumulated depreciation	(3,352)	(4,261)	(3,605)	(411)	(1,092)	—	(12,721)

Net book amount	$16,327	$2,811	$1,366	$239	$6,576	$935	$28,254

For the Year Ended June 30, 2010
Opening net book amount	$16,327	$2,811	$1,366	$239	$6,576	$935	$28,254
Additions (net transfer out)	12,738	1,242	446	430	1,958	6,700	23,514
Disposals	—	(2)	(13)	—	(25)	—	(40)
Depreciation	(4,542)	(1,191)	(853)	(126)	(853)	—	(7,565)

Closing net book amount	24,523	2,860	946	543	7,656	7,635	44,163

As of June 30, 2010
Cost	32,417	8,314	5,417	1,080	9,626	7,635	64,489
Accumulated depreciation	(7,894)	(5,454)	(4,471)	(537)	(1,970)	—	(20,326)

Net book amount	$24,523	$2,860	$946	$543	$7,656	$7,635	$44,163

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation expense was charged to the consolidated statements of income (loss) as follows:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Cost of goods sold	$6,165	$4,532	$1,096
Research and development expenses	926	986	886
Selling, general and administrative expenses	474	544	678

Total	$7,565	$6,062	$2,660

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—INTANGIBLE ASSETS:

(in thousands)	Patents and Exclusive Rights	Computer Software	Total
As of June 30, 2008
Cost	$1,566	$5,589	$7,155
Accumulated amortization	(441)	(133)	(574)

Net book amount	1,125	5,456	6,581

For the Year Ended June 30, 2009
Opening net book amount	1,125	5,456	6,581
Additions	—	5	5
Amortization charge	(267)	(1,199)	(1,466)

Closing net book amount	858	4,262	5,120
As of June 30, 2009
Cost	1,566	5,594	7,160
Accumulated amortization	(708)	(1,332)	(2,040)

Net book amount	858	4,262	5,120
For the Year Ended June 30, 2010
Opening net book amount	858	4,262	5,120
Additions		146	146
Amortization charge	(242)	(1,204)	(1,446)

Closing net book amount	616	3,204	3,820
As of June 30, 2010
Cost	1,566	5,740	7,306
Accumulated amortization	(950)	(2,536)	(3,486)

Net book amount	$616	$3,204	$3,820

Amortization of the Company’s acquired patents and exclusive licenses, computer software and internally developed computer software has been included in the statements of income (loss) as follows:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Cost of goods sold	$275	$290	$109
Research and development expenses	815	779	225
Selling, general and administrative expenses	356	397	55

	$1,446	$1,466	$389

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 8—INVESTMENT IN AN ASSOCIATE:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Beginning of the year	$19,399	$19,394	$16,794
Share of profit (loss)	6,294	(35)	2,822
Currency translation difference	—	—	(222)
Investment in an associate	—	40	—

End of the year	$25,693	$19,399	$19,394

Investment in an associate included goodwill of $1,519,000 at June 30, 2010 and 2009.

	June 30,
	2010	2009
	(in thousands)
Investment at cost	$16,040	$16,040

Since July 2004, the Company has invested in APM, a Cayman Islands company, which provides semiconductor packaging and testing services. The main operations of APM are located in Shanghai, China. At June 30, 2010 and 2009, the Company held a 40.3% economic interest in APM. The investment is accounted for under the equity method of accounting. An employee of the Company serves as a director of APM and the Company was a major customer of APM at June 30, 2010, 2009 and 2008.

Two executives of the Company also collectively held 1,400,000 common shares of APM purchased at the inception of APM for $0.01 per share. One of the two executives held a warrant until March 2009, which allowed him to purchase 3,000,000 common shares at $0.01 per share. In March 2009, such warrant was transferred to charities.

Summarized financial information of APM is outlined as follows:

	June 30,
	2010	2009
	(in thousands)
Noncurrent assets	$57,523	$44,740
Current assets	42,231	27,182

Total assets	99,754	71,922

Shareholders’ equity	63,829	47,996
Current liabilities	35,925	23,926

Total liabilities and shareholders’ equity	$99,754	$71,922

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Revenue	$94,921	$49,346	$56,087
Cost of revenue	(79,810)	(44,981)	(45,669)
Operating expense	(3,828)	(4,192)	(2,937)
Other finance (costs), net	294	(53)	352
Income tax benefit (expense)	4,190	(456)	(513)

Net profit (loss)	$15,767	$(336)	$7,320

NOTE 9—TRADE RECEIVABLES:

	June 30,
	2010	2009
	(in thousands)
Net billings	$39,120	$31,944
Less: Provision for price adjustments	(8,451)	(11,002)
Less: Provision for impairment	(30)	(30)

Trade receivables	$30,639	$20,912

The carrying amounts of trade receivables approximate their fair values due to their short maturity terms. All trade receivables are denominated in U.S. dollars.

The aging analysis of net billings which were past due but not impaired is as follows. These relate to a number of distributors and direct customers for whom there is no recent history of default.

	June 30,
	2010	2009
	(in thousands)
Past due but not impaired:
1-30 days past due	$1,104	$12,732
31-60 days past due	52	—
over 61 days past due	—	142

	$1,156	$12,874

Changes in the provision for price adjustments are as follows:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Beginning of the year	$11,002	$8,769	$4,319
Provision	88,725	57,007	39,726
Utilized	(91,276)	(54,774)	(35,276)

End of the year	$8,451	$11,002	$8,769

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the provision for impairment of trade receivables are as follows:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Beginning of the year	$30	$87	$141
Provision (released)	—	(57)	(54)

End of the year	$30	$30	$87

The maximum exposure to credit risk at the reporting date is the fair value mentioned above. The Company does not hold any collateral as security.

NOTE 10—INVENTORIES:

	June 30,
	2010	2009
	(in thousands)
Raw materials	$8,953	$6,509
Work in progress	8,949	6,912
Finished goods	10,413	9,382

Total	$28,315	$22,803

NOTE 11—RESTRICTED CASH:

At June 30, 2010, a subsidiary of the Company maintained an amount of approximately $670,000, as restricted cash to secure letters of credit arrangements for the purchase of property, plant and equipment. This subsidiary also placed $37,000 in a bank as restricted cash that was required by local customs authority. No such restricted cash arrangement was required at June 30, 2009.

NOTE 12—CASH AND CASH EQUIVALENTS:

	June 30,
	2010	2009
	(in thousands)
Cash at bank and on hand	$43,601	$38,097
Short-term bank deposits	75,400	22,319

Cash and cash equivalents	$119,001	$60,416

Denominated in
U.S. Dollar	$117,257	$58,243
Chinese Yuan (RMB)	1,327	1,986
Others	417	187

	$119,001	$60,416

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—SHARE CAPITAL AND SHARE PREMIUM:

Common Shares

On March 17, 2010, the shareholders of the Company approved a 2-to-1 reverse share split of the Company’s common and preferred shares which became effective on March 17, 2010. All share and per share information included in the accompanying financial statements has been adjusted to reflect this reverse share split.

On April 28, 2010, the Company’s IPO became effective and closed on May 4, 2010, in which 5,085,985 common shares were sold, including 3,400,000 shares newly issued and 1,685,985 shares sold by the Company’s selling shareholders, at the IPO price of $18.00 per share. Gross proceeds received by the Company from the 3,400,000 shares were $61,200,000, and net proceeds were $53,379,000 after deducting $4,284,000 for underwriting discounts and commissions and approximately $3,537,000 for other offering related costs.

The Company’s bye-laws, as amended, authorized the Company to issue 50,000,000 common shares with par value of $0.002 each as of June 30, 2010. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when and if declared by the Board of Directors, subject to the prior rights of holders of all classes of shares outstanding. No dividends had been declared as of June 30, 2010.

During the year ended June 30, 2009, the Company repurchased from its chief executive officer 31,914 shares of its own common shares at $9.40 per share for a total amount of $300,000.

The changes in the Company’s issued and fully paid common shares were as follows:

	Number of Shares	Amount of Share Capital	Amount of Share Premium	Total Amount
	(in thousands)
As of June 30, 2007	7,756	$16	$15	$31
Proceeds from shares issued for exercise of share options	164	—	351	351
Repurchase of common shares	(4)	—	(28)	(28)

As of June 30, 2008	7,916	16	338	354
Proceeds from shares issued for exercise of share options	35	—	51	51
Repurchase of common shares	(32)	—	(300)	(300)

As of June 30, 2009	7,919	16	89	105
Proceeds from the IPO, net of issuance costs	3,400	7	53,372	53,379
Conversion of preferred shares in connection with the IPO	10,712	21	50,170	50,191
Proceeds from shares issued for exercise of share options	70	—	172	172

As of June 30, 2010	22,101	$44	$103,803	$103,847

2000 Share Plan

The 2000 Share Plan (the “2000 Plan”), as amended, authorized the Board of Directors to grant incentive share options and nonstatutory share options to employees, directors and consultants of the Company and its subsidiaries for up to 5,425,000 common shares. Under the 2000 Plan, incentive share options and nonstatutory share options are to be granted at a price that is not less than 100% and 85% of the fair value of the common share at the date of grant for employees and consultants, respectively. Options generally vest over a five-year period, 20% on the first anniversary from the grant date and ratably each month over the remaining 48-month period, and are exercisable for a maximum period of ten years after date of grant. Incentive share options granted to shareholders who own more than 10% of the outstanding shares of all classes of shares of the Company at the time of grant must be issued at an exercise price not less than 110% of the fair value of the common shares on the date of grant.

In connection with the adoption of the 2009 Share Option/Share Issuance Plan (“2009 Plan”) on September 18, 2009, the 2000 Share Plan was terminated and no further awards will be granted under the 2000 Share Plan.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2009 Share Option/Share Issuance Plan

The 2009 Share Plan (the “2009 Plan”), as approved in September 2009 at the annual general meeting of shareholders, authorized the Board of Directors to grant incentive share options, nonstatutory share options and restricted shares to employees, directors, and consultants of the Company and its subsidiaries for up to 1,250,000 common shares. The number of common shares available for issuance under the Plan shall automatically increase in January each calendar year during the term of the Plan, beginning with calendar year 2011, by the lesser of 3% of the total number of common shares outstanding or 750,000 shares.

Under the 2009 Plan, incentive share options and nonstatutory share options are to be granted at a price that is not less than 100% and 85% of the fair value of the common shares at the date of grant for employees and consultants, respectively. Options generally vest over a five-year period, 20% on the first anniversary from the grant date and ratably each month over the remaining 48-month period, and are exercisable for a maximum period of ten years after date of grant. Incentive share options granted to shareholders who own more than 10% of the outstanding shares of all classes of shares of the Company at the time of grant must be issued at an exercise price not less than 110% of the fair value of the common shares on the date of grant.

In connection with the Company’s IPO, the company amended and restated the 2009 Plan to include the share issuance program and the automatic grant program. Under the share issuance program, eligible individuals may be issued common shares pursuant to restricted share awards, restricted share units, performance shares or other share-based awards which vest upon the attainment of pre-established performance milestones or the completion of a designated service period. Under the automatic grant program, eligible non-employee board members will automatically receive options to purchase common shares at designated intervals over their period of continued board service.

A summary of the status of the 2000 Plan and 2009 Plan and changes during the years then ended is presented as follows:

	Number of Options Outstanding	Weighted Average Exercise Price
As of June 30, 2007	2,886,471	$4.14
Options granted	1,647,950	12.34
Options exercised	(163,928)	2.18
Options cancelled or forfeited	(146,744)	5.14

As of June 30, 2008	4,223,749	7.38
Options granted	447,500	9.18
Options exercised	(34,625)	1.46
Options cancelled or forfeited	(525,332)	10.26

As of June 30, 2009	4,111,292	7.26
Options granted	911,250	15.04
Options exercised	(70,050)	2.45
Options cancelled or forfeited	(219,359)	10.22

As of June 30, 2010	4,733,133	$8.70

The fair value of the common shares at the respective exercise date ranged from $8.40 to $18.00, $7.60 to $13.00 and $11.00 to $13.00 for the fiscal years ended June 30, 2010, 2009, 2008, respectively.

Of the share options granted under the 2000 Plan, 40,000 shares of options were granted to consultants during the fiscal year ended June 30, 2008. No share options were granted to consultants during the fiscal years ended June 30, 2010 and 2009.

In May 2009, the Company cancelled 160,000 shares of options previously granted to two executives at $13.00 per share in February 2008 and August 2008 and granted the same number of shares of options at the then-fair value of the common shares of $7.60 per share. The unamortized share-based compensation expense continues to be charged to the statements of income (loss) and additional $180,000 share-based compensation expense was calculated at the grant date and $69,000 and $53,000 were amortized to expense based on the new vesting schedules in the fiscal years ended June 30, 2010 and 2009, respectively.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended June 30, 2010, the Company identified certain errors in prior periods totaling $91,000 related to share-based compensation. The prior-period share-based compensation expense did not reflect the forfeiture of unvested share options of certain former employees. As a result, share-based compensation expense for the fiscal years ended June 30, 2007 through June 30, 2009 was overstated by $91,000, including a $59,000 overstatement for the fiscal year ended June 30, 2009. The correction of such overstatements would reduce the net loss for each of the three fiscal years in the period ended June 30, 2009. The Company has assessed the materiality of these errors on the prior periods and concluded that such errors were not material to those periods. The Company has also concluded that the out of period correction of these errors, which resulted in a $91,000 reduction in share-based compensation for the year ended June 30, 2010 , is not material to such period.

The weighted average fair values of the options granted on the date of grant during the fiscal years ended June 30, 2010, 2009 and 2008 were $7.37, $3.30, and $5.94, respectively. They were determined using the Black-Scholes option pricing model. The significant inputs into the model were as follows:

Year Ended June 30,
	2010	2009	2008
Fair value of common shares at grant dates	$8.40 - $18.00	$7.60 - $13.00	$11.00 - $13.00
Exercise price	$8.40 - $18.00	$7.60 - $13.00	$11.00 - $13.00
Volatility rate	49% - 50%	44% - 50%	48% - 49%
Risk-free rate	1.8% - 2.6%	1.7% - 3.3%	2.4% - 4.6%
Expected option life	5.5 years	5.5 years	5.5 years
Dividend yield	0%	0%	0%

Employee Stock Purchase Plan (the “ESPP”)

The Employee Stock Purchase Plan (“Purchase Plan” or “ESPP”) was established in May 2010 upon the completion of the Company’s IPO. The Purchase Plan provided for a series of overlapping offering periods with a duration of 24 months, with new offering periods, except the first offering period, which commenced on April 28, 2010, generally beginning on May 15 and November 15 of each year. The Purchase Plan allows employees to purchase common shares through payroll deductions of up to 15% of their eligible compensation. Such deductions will accumulate over a six-month accumulation period without interest. After such accumulation period, common shares will be purchased at a price equal to 85% of the fair market value per share on either the first day the offering period or the last date of the accumulation period, whichever is less.

The Company has reserved 600,000 common shares for issuance under the ESPP. The share reserve will automatically increase in January of each calendar year during the term of the ESPP, beginning January 2011, by the lesser of 0.75% of the outstanding common shares and 250,000 shares. The fair values of common shares to be issued under the ESPP were determined using the Black-Scholes pricing model. The significant inputs into the model were as follows:

Year Ended June 30, 2010
Volatility rate	50%
Risk-free rate	0.2% - 1.0%
Expected term	1.3 years
Dividend yield	0%

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information with respect to share options outstanding and share options exercisable at the end of the fiscal years then ended is presented as follows:

		Options Outstanding		Options Vested and Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
June 30, 2009
$ 0.40 - $0.80	762,173	4.50	$0.72	761,375	$0.72
$ 2.00	396,483	5.40	2.00	369,547	2.00
$ 4.00	276,583	5.80	4.00	234,745	4.00
$ 6.00 - $7.60	605,650	7.40	6.62	318,681	6.20
$ 8.60 - $9.60	651,587	7.90	8.94	274,266	8.72
$11.00 - $11.40	485,667	8.10	11.14	223,320	11.12
$13.00 - $14.30	933,149	8.60	$13.04	299,249	$13.06

	4,111,292			2,481,183

June 30, 2010
$ 0.40	147,000	2.28	$0.40	147,000	$0.40
$ 0.80	586,877	3.87	0.80	586,877	0.80
$ 2.00 - $4.00	627,625	4.97	2.84	626,774	2.84
$ 6.00 - $7.60	598,352	6.53	6.62	434,329	6.35
$ 8.40 - $9.40	576,020	7.36	8.74	318,418	8.73
$ 9.60 - $11.00	544,157	7.68	10.66	296,701	10.76
$11.40	155,299	7.16	11.40	87,937	11.40
$13.00	826,838	7.54	13.00	422,702	13.00
$14.14 - $17.90	198,465	9.34	15.42	18,065	14.30
$18.00	472,500	9.83	$18.00	12,500	$18.00

	4,733,133			2,951,303

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—OTHER RESERVES:

	Share- Based Payment Reserve	Translation	Excess of Fair Value Over Carrying Value of Convertible Preferred Shares Reclassified From Equity to Financial Liability and Financial Liability to Equity	Total
	(in thousands)
July 1, 2007	$5,461	$528	$(42,098)	$(36,109)
Currency translation differences	—	160	—	160
Reclassification of convertible preferred shares from financial liability to equity	—	—	42,098	42,098
Share option plan
Value of employees’ services	4,739	—	—	4,739
Value of consultants’ services	184	—	—	184
Tax benefit from share option plan	53	—	—	53

June 30, 2008	10,437	688	—	11,125
Currency translation differences	—	(122)	—	(122)
Share option plan
Value of employees’ services	3,541	—	—	3,541
Tax benefit from share option plan	(53)	—	—	(53)

June 30, 2009	13,925	566	—	14,491
Currency translation differences	—	11	—	11
Share option plan
Value of employees’ services	3,444	—	—	3,444

June 30, 2010	$17,369	$577	$—	$17,946

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 15—CONVERTIBLE PREFERRED SHARES:

At June 30, 2009, the Company had 5,050,000 Series A convertible preferred shares, 2,488,094 Series B convertible preferred shares and 3,174,000 Series C convertible preferred shares outstanding.

On May 4, 2010, concurrent with the closing of the Company’s IPO, all of the Company’s outstanding preferred shares were automatically converted into 10,712,094 shares of common shares and the then-existing classes of preferred stock ceased to exist. At June 30, 2010, the Company had no preferred shares outstanding and had 10,000,000 authorized undesignated preferred shares.

Accounting for Convertible Preferred Shares

The change in the Company’s bye-laws in December 2006 caused a change in the terms of these preferred shares such that a redemption could be triggered beyond the control of the Company, as the terms were revised such that in the event of certain deemed liquidation events, majority of the preferred shareholders could require redemption of the preferred shares based on the liquidity preference as set forth in the bye-laws. Such right held by the preferred shareholders prevented the Company from having an unconditional right to avoid delivering cash or other financial assets. The Series C Preferred had a conversion feature that could have resulted in conversion to a variable number of common shares causing a change in the relative rights of the preferred and common shareholders and was considered an embedded derivative. Until October 17, 2007, all these instruments were designated as financial liability valued through profit or loss, and were required to be revalued at the end of each subsequent reporting period with the difference between the carrying amount and the fair value being charged to the statements of income (loss). During the fiscal year ended June 30, 2008, these preferred shares were revalued on October 18, 2007 and the difference of $30,889,000 between the carrying amount and the fair value was recognized in the statements of income (loss).

Pursuant to a resolution passed by the shareholders on October 18, 2007, the terms of the Company’s bye-laws in relation to the convertible preferred shares were amended such that the terms with respect to the redemption being triggered beyond the control of the Company were removed. In addition, the clauses with respect to the adjustments to initial conversion prices were removed, such that the conversion prices for all preferred shares were fixed at the initial conversion price. Thereafter, all preferred shares in issue were re-designated as equity instruments and then the balance of $165,679,000 was reclassified from financial liabilities to equity account.

On November 7, 2007, the Board of Directors of the Company authorized and approved the reduction of the above equity reserve account by $73,390,000 as a credit to the accumulated loss of the Company with effect on December 27, 2007.

NOTE 16—FINANCE LEASE LIABILITIES:

Finance lease liabilities include the following:

	June 30,
	2010	2009
	(in thousands)
Software license	$851	$1,237
Technology license	156	168

	1,007	1,405
Less: current portion	571	386

Long-term finance lease liabilities	$436	$1,019

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments on June 30, 2010 are as follows:

	June 30,
	2010	2009
	(in thousands)
No later than one year	$624	$482
Later than one year and no later than five years	399	998
Later than five years	100	125

	1,123	1,605
Less amount representing interest	116	200

Total finance lease liabilities	$1,007	$1,405

Finance lease liabilities are recognized at the present value of the minimum lease payments at the inception of the lease. The discount rate used in calculating the present value of the minimum lease payments is the Company’s incremental borrowing rate under the line of credit (Note 17).

The carrying value of the assets under finance leases was $1,557,000 and $2,058,000 at June 30, 2010 and 2009, respectively.

NOTE 17—BORROWINGS:

In December 2007, the Company entered into a new line of credit agreement with a bank in the United States. It allowed for three-year installment advances for purchase of property, plant and equipment with a maximum amount of $35,000,000, which bore interest at 0.5% below the published Wall Street Journal Prime Rate per annum. It also allowed for a revolving facility of $5,000,000, which bore interest at 1.25% below the published Wall Street Journal Prime Rate per annum or at 1.75% above the published London Interbank Offered Rate per annum. The revolving facility and the ability to draw down advances for the purchase of property, plant and the equipment expired in December 2008. Any draw down was secured by virtually all the assets of the Company. The Company’s line of credit contained covenants restricting the Company’s operations and requiring the Company to meet specified financial covenants. The outstanding loan amount of $16,000,000 was payable in 36 equal monthly installments plus interest starting January 2009. On October 7, 2009, the then outstanding loan balance of $12,125,000 was paid off in full to the bank.

In April 2010, one of the Company’s subsidiaries in China entered into a revolving line of credit arrangement with a Chinese bank to allow the Company to draw down, from time to time, up to 80% of the balance of the subsidiary’s accounts receivable with a maximum amount of 30 million Renminbi (equivalent of $4.4 million as of June 30, 2010) to finance the subsidiary’s accounts receivable on a maximum of 120-day repayment term. The interest rate on each drawdown varies and indexes to the published London Interbank Offered Rate per annum. The outstanding loan balance was $3,680,000 and the available amount for drawdown was approximately $700,000 at June 30, 2010.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying amounts of the borrowings at June 30, 2010 and 2009 approximated their fair value. The effective interest rates for the borrowings were 3.0%, 3.4% and 4.9% for the fiscal years ended June 30, 2010, 2009 and 2008, respectively.

NOTE 18—DEFERRED INCOME TAX:

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	June 30,
	2010	2009
	(in thousands)
Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	$1,483	$776
Deferred tax asset to be recovered within 12 months	813	$442

	2,296	$1,218

Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	$(25)	$(52)
Deferred tax liabilities to be recovered within 12 months	—	(43)

	(25)	$(95)

The changes in the deferred income tax account are as follows:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Beginning of the year	$1,123	$679	$545
Charged to statement of income (loss)	1,148	494	81
Charged directly to equity	—	(53)	53
Exchange differences	—	3	—

End of the year	$2,271	$1,123	$679

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in deferred income tax assets and liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred Income Tax Liabilities

	Accelerated Tax Depreciation	Others	Total
	(in thousands)
Balance at June 30, 2008	$—	$(29)	$(29)
Charged (credited) to the statement of income (loss)	(862)	29	(833)

Balance at June 30, 2009	(862)	—	(862)
Charged (credited) to the statement of income (loss)	103	(257)	(154)

Balance at June 30, 2010	$(759)	$(257)	$(1,016)

Deferred Income Tax Assets

	Tax Credits	Accrued Compensation	Accelerated Tax Depreciation	Others	Total
	(in thousands)
Balance at June 30, 2008	$—	$244	$164	$299	$707
Charged/(credited) to the statement of income (loss)	930	(42)	386	53	1,327
Charged directly to equity	—	—	—	(53)	(53)
Exchange difference	—	—	—	4	4

Balance at June 30, 2009	930	202	550	303	1,985
Charged/(credited) to the statement of income (loss)	(118)	528	745	147	1,302

Balance at June 30, 2010	$812	$730	$1,295	$450	$3,287

Deferred income tax assets are recognized for credits carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company recognized $812,000 and $930,000 of U.S. federal research tax credit carried forward as of June 30, 2010 and 2009, respectively. The Company did not recognize deferred income tax assets of $1,296,000 and $1,065,000 related to California state tax credits carried forward at June 30, 2010 and 2009, respectively, as the Company could not conclude that it would be probable that sufficient future taxable income would be generated to utilize these tax credits. The U.S. federal tax credits carried forward expire after 20 years, and there is no expiry dates for the California state tax credits carried forward. The credit carry-forwards are subject to change of ownership limitations under U.S. federal and state tax laws.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company and its subsidiaries conduct their businesses in several countries and regions and are subject to taxation in those jurisdictions. Dividend distributions received from the Company’s foreign subsidiaries may be subject to local withholding taxes when, and if, distributed. Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries because the Company’s intent is to indefinitely reinvest any undistributed earnings in those subsidiaries. It is not practical to determine the amount of the liability if dividends from those subsidiaries were to occur. Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided were $14,301,000 and $10,876,000 at June 30, 2010 and 2009, respectively.

NOTE 19—TRADE AND OTHER PAYABLES:

	Year Ended June 30,
	2010	2009
	(in thousands)
Trade payables	$37,930	$32,453
Accrued salaries and wages	810	762
Accrued vacation	880	596
Accrued bonuses	3,955	339
Customer deposit	869	636
Other accrued expenses	3,140	1,360

	$47,584	$36,146

The carrying amounts of trade and other payables for the Company approximate their fair values due to their short maturity terms. They have contractual maturities ranging from 30 to 90 days.

NOTE 20—PROVISIONS:

	Warranty	Stock Rotation	Total
	(in thousands)
June 30, 2008	$1,458	$1,955	$3,413
Provisions charged to the statement of income (loss)	843	2,001	2,844
Utilized during the year	(1,207)	(2,812)	(4,019)

June 30, 2009	1,094	1,144	2,238
Provisions charged to the statement of income (loss)	929	2,556	3,485
Utilized during the period	(748)	(3,187)	(3,935)

June 30, 2010	$1,275	$513	$1,788

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 21—EXPENSES BY NATURE:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Results of operations before fair value through profit or loss
Changes in inventories of finished goods and work in progress	$(2,926)	$5,605	$(13,842)
Assembly and testing fee	86,479	54,668	87,484
Raw materials used	112,859	67,498	99,062
Royalty expense	22	221	4,852
Warranty expense (Note 20)	929	843	3,269
Shipping costs	3,132	2,046	2,220
Depreciation and amortization (Note 6 and 7)	9,011	7,528	3,049
Provision for (reversal of) write-down of inventories, net	1,443	636	2,625
Product prototypes	7,429	7,707	8,019
Employee benefit expense (Note 22)	35,330	27,365	28,445
Professional services fees	3,340	3,307	12,947
Operating lease expenses	2,366	2,297	1,920
Other expenses	9,286	6,097	7,017

Total cost of goods sold and operating expenses	$268,700	$185,818	$247,067

Fair value loss through profit or loss (Note 15)	$—	$—	$30,889

NOTE 22—EMPLOYEE BENEFIT EXPENSE:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Wages, salaries and bonuses	$29,774	$22,084	$21,932
Share-based compensation	3,444	3,541	4,923
Social security costs	931	802	946
Pension costs-defined contribution plans	1,181	938	644

	$35,330	$27,365	$28,445

Share-based compensation to employees was charged to the consolidated statements of income (loss) as follows:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Cost of goods sold	$304	$267	$326
Research and development expenses	948	1,172	1,712
Selling, general and administrative expenses	2,192	2,102	2,885

	$3,444	$3,541	$4,923

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 23—FINANCE INCOME AND COSTS:

	Year ended June 30,
	2010	2009	2008
	(in thousands)
Interest income on short-term bank deposits	$39	$648	$2,044
Interest expense on bank borrowings	(188)	(587)	(129)

Finance income (costs), net	$(149)	$61	$1,915

Finance costs-fair value loss through profit or loss (Note 15)	$—	$—	$(30,889)

NOTE 24—INCOME TAX EXPENSE:

Taxation on profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Company operates. The Company’s Hong Kong entity and its branches are subject to Hong Kong profits tax, which has been provided at the rates of 16.5% for each of the fiscal years ended June 30, 2010, 2009 and 2008, on the estimated assessable profit during the reporting periods. The Company’s entities in China are subject to China enterprise income tax, which has been provided based on the statutory income tax rate of 25.0% of the assessable income of each company as determined in accordance with the relevant China income tax rules and regulations, except for one subsidiary which was taxed at preferential rates of 15.0% for the fiscal years ended June 30, 2008. The Company’s U.S. entity is subject to U.S. federal and state income taxes, which have been provided based on the statutory income tax rates of 34.0% and 8.8%, respectively, on the estimated assessable profit for the fiscal years ended June 30, 2010, 2009 and 2008. No Bermuda income tax has been provided for each of the fiscal years ended June 30, 2010, 2009 and 2008 as Bermuda does not have corporate income tax. The amount of income tax expense charged to the statements of income (loss) represents:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Current income tax
Overseas	$2,842	$320	$1,648
Deferred income tax (Note 18)	(1,148)	(494)	(81)

	$1,694	$(174)	$1,567

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The income tax on the Company’s profit (loss) before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profit (loss) of the consolidated entities as follows:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Profit (loss) before income tax	$39,285	$(716)	$(25,189)

Tax calculated at domestic tax rates applicable to profits in the respective countries which the entities conduct business	1,683	1,202	1,088
Income not subject to tax	—	(48)	(63)
Expenses not deductible for tax purposes	112	176	159
Overseas tax credits	(209)	(547)	(206)
Recognition of deferred tax assets	—	(534)	—
Deferred tax assets not recognized	—	—	534
Net decrease in provisions	14	(454)	—
Others	94	31	55

Income tax expense (benefit)	$1,694	$(174)	$1,567

The current income tax liabilities detail follows:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Beginning of the year	$2,545	$3,275	$1,875
Current income tax expense	2,842	320	1,648
Foreign currency translation	4	3	—
Reclassification to (from) tax receivable	(34)	74	—
Payments, net of refunds during the year	(1,440)	(1,127)	(248)

End of the year	$3,917	$2,545	$3,275

NOTE 25—EARNINGS PER SHARE

Basic

Basic earnings per share are calculated by dividing the profit (loss) by the weighed average number of common shares outstanding during the reporting periods.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company has two categories of potential dilutive common shares: convertible preferred shares and share options. The convertible preferred shares are assumed to have been converted into common shares. For share options, a calculation is made in order to determine the number of shares that could have been acquired at fair value (determined as the average fair value of the Company’s common shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year Ended June 30,
	2010	2009	2008
	(in thousands of shares)
Shares used in computing basic earnings per share	10,594	7,914	7,837
Adjustments for:
Assumed conversion of convertible preferred shares	8,927	—	—
Diluted effect of share options	1,649	—	—

Shares used in computing diluted earnings per share	21,170	7,914	7,837

The following potential dilutive securities are not included in the above calculation because their effect was anti-dilutive for the periods indicated:

	Year Ended June 30,
	2010	2009	2008
	(in thousands of shares)
Convertible preferred shares	—	10,712	10,712
Share options to purchase common share	1,669	4,111	4,224

Total anti-diluted common share equivalents	1,669	14,823	14,936

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 26—CASH GENERATED FROM OPERATIONS:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Profit (loss) before income tax	$39,285	$(716)	(25,189)
Adjustments for
Depreciation (Note 6)	7,565	6,062	2,660
Amortization (Note 7)	1,446	1,466	389
Interest expense (Note 23)	188	587	129
Share of (profit) loss from an associate (Note 8)	(6,294)	35	(2,822)
Share-based compensation (Note 22)	3,444	3,541	4,923
Loss (gain) on disposal of property, plant and equipment	38	(19)	15
Fair value loss through profit or loss (Note 15)	—	—	30,889

	45,672	10,956	10,994
Changes in working capital:
Inventories	(5,517)	9,743	(15,870)
Trade receivables	(9,728)	8,575	(3,836)
Other assets	(574)	(350)	(278)
Trade and other payables	1,249	(3,854)	4,984
Trade and other payables to an associate	835	535	4,826
Provisions	(450)	(1,175)	1,056

	(14,185)	13,474	(9,118)

Cash generated from operations	$31,487	$24,430	$1,876

NOTE 27—CONTINGENCIES:

As is typical in the semiconductor industry, the Company may receive claims of intellectual property, particularly patent, infringement from time to time.

On May 17, 2007, the Company filed a complaint against Fairchild Semiconductor International, Inc. (“Fairchild”) in the United States District Court in the Northern District of California (Case No. C 07-2638 JSW), alleging that Fairchild’s products infringe the Company’s United States Patents Nos. 5,907,776 and 5,767,567 and seeking declaratory relief that the Company does not infringe Fairchild’s United States Patents Nos. 6,429,481 and 6,710,406. On May 18, 2007, Fairchild filed an answer that denied the Company’s infringement and declaratory relief claims, and also added infringement counter claims against the Company with respect to its United States Patents Nos. 6,429,481 and 6,710,406 and in addition its United States Patents Nos. 6,521,497 and 6,828,195 (Case No. C 07-2664 JSW). The two cases were consolidated on July 31, 2007. On September 21, 2007, Fairchild amended its claim, alleging that the Company’s products also infringe on its United States Patents Nos. 6,818,947 and 7,148,111. On September 28, 2007, the Company amended our claim to assert infringement of Fairchild’s products on the Company’s United States Patent No. 5,930,630. In addition, in 2008, Fairchild requested for a preliminary injunction order (a “PIO”) against the Company in Shilin District Court, Taipei, Taiwan (Case No. 97 Tsai-Chuan-Zi 1837), and the Company requested a PIO against Fairchild in Intellectual Property Court, Taipei, Taiwan (Case No. 97 Ming-Chua-Zi 26). The Company also filed two requests for cancellation and invalidation against Fairchild in Taiwan Intellectual Property Office (Case Nos. 087118857N01 and 087118857N02).

On October 17, 2008, the Company entered into a settlement and cross-license agreement with Fairchild, which ended all the above-identified disputes between the Company and Fairchild in the U.S. as well as in Taiwan. Pursuant to the terms of this agreement, the Company made a one-time nonmaterial payment to Fairchild, and each party requested and obtained dismissal of all of the outstanding lawsuits and proceedings.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—COMMITMENTS:

Capital Commitments

Capital expenditure at the balance sheet date but not yet incurred is as follows:

	June 30,
	2010	2009
	(in thousands)
Property, plant and equipment contracted but not provided for	$7,032	$815

Operating Lease Commitments

The Company leases office space under noncancellable operating leases with various expiration dates through 2022. The future aggregate minimum lease payments under noncancellable operating leases are as follows:

	June 30,
	2010	2009
	(in thousands)
No later than one year	$1,664	$1,316
Later than one year and no later than five years	6,542	2,164
Later than five years	8,559	4,010

	$16,765	$7,490

As of June 30, 2010, the Company had $33,357,000 outstanding purchase commitments for purchases of semiconductor wafers and packaging and testing services.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 29—RELATED PARTY TRANSACTIONS:

The following transactions were carried out with related parties:

Purchase of Services and Used Equipment

As discussed in Note 8, the Company is a major customer of APM. The Company purchases semiconductor packaging and testing services from APM during its ordinary course of business and management expects that the Company will continue to purchase these services from APM in the foreseeable future. During the fiscal years ended June 30, 2010 and 2009, the Company also purchased certain used equipment from APM. The related party transactions and balances are as follows:

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Trade and other payables due to APM at beginning of year	$9,281	$8,746	$3,920
Purchase of semiconductor packaging and testing services from APM	79,729	45,112	55,500
Purchase of used equipment from APM	604	261	—
Payments made to APM	(79,514)	(44,838)	(50,674)

Trade and other payables to APM at end of year	$10,100	$9,281	$8,746

The carrying amount of payables due to APM approximates its fair value due to its short maturity term.

Key Management and Director Compensation

	Year Ended June 30,
	2010	2009	2008
	(in thousands)
Salaries	$2,463	$2,352	$2,662
Bonuses	1,091	67	560
Share-based compensation	872	1,144	1,879
Other compensation	31	21	13
Nonexecutive directors fees	36	24	44

	$4,493	$3,608	$5,158

Key management includes employees who directly report to the Chief Executive Officer and the Chief Accounting Officer.

Repurchase of Common Shares

During the fiscal year ended June 30, 2009, the Company repurchased 31,914 shares of its common shares from its Chief Executive Officer for $300,000 (Note 13).

ITEM 19.	EXHIBITS

Number	Description

1.1	Memorandum of Association of Registrant (incorporated by reference to Exhibit 3.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

1.2	Form of Bye-Laws of the Registrant (incorporated by reference to Exhibit 3.2 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

2.1	Amended and Restated Investors Rights Agreement dated as of December 29, 2006 between the Registrant and certain investors named therein (incorporated by reference to Exhibit 4.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

2.2	Form of Common Share Certificate (incorporated by reference to Exhibit 4.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.1	2000 Share Plan (incorporated by reference to Exhibit 10.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.2	Form of Option Agreement under 2000 Share Plan (incorporated by reference to Exhibit 10.2 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.3	2009 Share Option/Share Issuance Plan (incorporated by reference to Exhibit 10.3 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.4*	Form of Option Agreement under 2009 Share Plan

4.5*	Form of Restricted Share Unit Issuance Agreement under 2009 Share Plan

4.6	Employee Share Purchase Plan (incorporated by reference to Exhibit 10.15 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.7	Technology License Agreement dated as of July 20, 2005 between the Registrant and Agape Package Manufacturing Limited (incorporated by reference to Exhibit 10.5 Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.8*	Amendment No. 1 to Technology License Agreement dated as of July 16, 2010 between the Registrant and Agape Package Manufacturing Limited

4.9	Foundry Agreement dated as of January 10, 2002 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.16 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010) ††

4.10	First Addendum to Foundry Service Agreement dated as of August 1, 2005 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.17 from Registration Statement on Form F-1 (File No. 333-165823) initially filed with the Commission on March 31, 2010) ††

4.11	Second Addendum to Foundry Service Agreement dated as of April 11, 2007 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.18 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010) ††

4.12	Foundry Service Agreement dated as of November 2, 2009 between Alpha & Omega Semiconductor (Macau), Ltd. and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.6 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010) ††

4.13**	Non-Exclusive Distributor Agreement dated as of August 1, 2005 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Co.

4.14	Amendment No. 1. to Non-Exclusive Distributor Agreement dated as of July 31, 2006 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Co (incorporated by reference to Exhibit 10.8 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010) †††

4.15**	Non-Exclusive Distributor Agreement dated as of September 12, 2005 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd.

4.16	Amendment No. 1 to Non-Exclusive Distributor Agreement dated as of July 31, 2006 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd. (incorporated by reference to Exhibit 10.9 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010) ††

4.17*	Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Corporation

4.18*	Supplement to Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Corporation†

4.19*	Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd.

4.20*	Supplement to Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd.†

4.21	Settlement and Cross License Agreement dated as of October 17, 2008 among the Registrant, Alpha and Omega Semiconductor Incorporated, Fairchild Semiconductor Corporation, and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 10.12 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010) ††

4.22	Lease dated as of December 23, 2009 between Alpha and Omega Semiconductor Incorporated and OA Oakmead II, LLC (incorporated by reference to Exhibit 10.19 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.23	Guarantee dated as of January 5, 2010 between the Registrant and OA Oakmead II, LLC (incorporated by reference to Exhibit 10.20 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.24	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.25	Form of Employment Agreement between the Registrant and Mike F. Chang (incorporated by reference to Exhibit 10.13 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.26	Form of Retention Agreement (incorporated by reference to Exhibit 10.14 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

4.27	Form of Restricted Shares Purchase Agreement (incorporated by reference to Exhibit 10.21 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

8.1*	List of Subsidiaries of the Registrant

12.1*	Certification of Chief Executive Officer required by Rule 13(a)-14(a) under the Exchange Act

12.2*	Certification of Chief Financial Officer required by Rule 13(a)-14(a) under the Exchange Act

13.1*	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Registrant

*	Filed with this Annual Report on Form 20-F.
**	Filed with this Annual Report on Form 20-F solely for the purpose of restoring certain portions of this document that were previously redacted pursuant to an order of the Securities and Exchange Commission. This document was previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-165823) filed on March 31, 2010.
†	Confidential treatment has been requested with respect to certain portions of this document and the omitted portions have been filed separately with the Securities and Exchange Commission.
††	Confidential treatment has been granted for certain information contained in this document pursuant to an order of the Securities and Exchange Commission. Such information has been omitted and filed separately with the Securities and Exchange Commission.
†††	An extension for a previous order granting confidential treatment has been requested for certain portion of this document and the omitted portions have been filed separately with the Securities and Exchange Commission.